Exhibit 2.1

STRICTLY CONFIDENTIAL
AMENDED EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ACCOLADE, INC.,

PANDA MERGER SUB, INC.,

PLUSHCARE, INC.,

AND

FORTIS ADVISORS LLC,

AS STOCKHOLDER REPRESENTATIVE

April 22, 2021

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

Annex

A	Certain Defined Terms
B	Marketing Plan

Schedules

A	Key Employees, Critical Employees and Identified Stockholders
B	Allocation Schedule
C	Preliminary Allocation Schedule

Exhibits

A	Form of Certificate of Merger
B	Form of Resignation Letter
C	Form of FIRPTA Compliance Certificate
D	Form of Joinder Agreement
E	Form of Warrant Cancellation Agreement
F	Form of Escrow Agreement
G	Form of Registration Rights Agreement
H	Form of Letter of Transmittal
I	Form of Non-Competition and Non-Solicitation Agreement
J	Form of Suitability Documentation

-v-

AGREEMENT AND PLAN OF MERGER

This Agreement And Plan Of Merger (this “Agreement”) is made and entered into as of April 22, 2021 (the “Agreement Date”), by and among Accolade, Inc., a Delaware corporation (“Parent”), Panda Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), PlushCare, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the representative of the Company Indemnitors (the “Stockholder Representative”). Capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to them in Annex A.

RECITALS

Whereas, the board of directors of Parent has (a) determined that this Agreement and the transactions contemplated by this Agreement, including (i) the acquisition of the Company by Parent, by means of a statutory merger of Merger Sub with and into the Company, pursuant to which the Company would survive and become a wholly owned Subsidiary of Parent (the “Merger”), on the terms and subject to the conditions set forth in this Agreement, and (ii) the issuance of Parent Common Stock to the Accredited Stockholders pursuant to this Agreement (the “Parent Stock Issuance”), are advisable and in the best interests of Parent and its stockholders, and (b) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and the Parent Stock Issuance;

Whereas, the board of directors of the Company (the “Board”) has (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable and fair to, and in the best interests of, the Company and the Company Stockholders, (b) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) directed that this Agreement be submitted to the Company Stockholders for its adoption and (d) recommended that this Agreement be adopted by the Company Stockholders;

Whereas, each of the parties intends that (a) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder and (b) this Agreement is, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulation Section 1.368-2(g) and 1.368-3(a);

Whereas, as promptly as practicable after execution and delivery of this Agreement, the Company shall have delivered to Parent and Merger Sub the written consent of the Company Stockholders representing not less than (a) a majority of the outstanding number of shares of Company Capital Stock as of immediately prior to the Effective Time (voting together as a single class on an as-converted to Company Common Stock basis) and (b) a majority of the outstanding number of shares of Company Preferred Stock (voting together as a single class on an as-converted to Company Common Stock basis), in each case, in favor of this Agreement and the transactions contemplated by this Agreement, including the Merger (the “Company Stockholder Approval”);

Whereas, in connection with the execution of this Agreement and as an inducement for Parent to enter into this Agreement, (a) each individual listed on Schedule A-1 attached hereto (the “Key Employees”) has executed an Offer Letter, a Non-Competition and Non-Solicitation Agreement, a Joinder Agreement and Suitability Documentation, (b) each individual listed on Schedule A-2 attached hereto (the “Critical Employees”) has executed an Offer Letter, a Non-Competition and Non-Solicitation Agreement (except for the Critical Employee marked with an asterisk on Schedule A-2), a Joinder Agreement and Suitability Documentation and (c) certain other Company Stockholders (the “Identified Stockholders”) set forth on Schedule A-2 attached hereto have executed a Joinder Agreement and Suitability Documentation, in each case effective as of the Closing; and

Now, Therefore, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

Article I

THE MERGER

1.1            Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and as a wholly owned Subsidiary of Parent. The surviving corporation after the Merger is sometimes referred to hereinafter as the “Surviving Corporation.”

1.2            Effective Time. At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger in the form attached hereto as Exhibit A (the “Certificate of Merger”), with the Secretary of State of the State of Delaware, in accordance with the terms and conditions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger is filed and accepted by the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time which the parties hereto shall have agreed and specified in the Certificate of Merger as the effective time of the Merger (the “Effective Time”).

1.3            Effects of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation, and the Surviving Corporation shall be a wholly owned Subsidiary of Parent.

1.4            Closing. Unless this Agreement is earlier terminated pursuant to Section 9.1, the closing of the Merger (the “Closing”) shall take place on a date to be specified by the parties, which shall be no later than three (3) Business Days following satisfaction or waiver of the conditions set forth in Article VII hereof (except for those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or on such other date as Parent and the Company may agree in writing, by electronic means of communication; provided, that, if the Closing would otherwise occur in accordance with this Section 1.4 at any time during the last fourteen (14) days of Parent’s fiscal quarter, then Parent may elect to defer the until the first Business Day of Parent’s next fiscal quarter, so long as Parent delivers a certificate to the Company signed by an officer of Parent waiving the fulfillment and satisfaction of the conditions set forth in Section 7.2(a), Section 7.2(b) (except that such waiver shall not apply to the condition set forth in Section 7.2(b) in respect of any willful and intentional non-performance by the Company of its obligations pursuant to Section 6.1 or Section 6.2, in each case between the execution of such certificate and the Closing) and Section 7.2(c); provided, further, following the delivery of such waiver to the Company, such waiver will lapse in the event that Parent informs the Company that it is ready, willing and able to Close and the Company informs Parent that a condition set forth in Section 7.3 has not been satisfied or waived. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date.”

1.5            Closing Deliverables.

(a)            At or prior to the Closing, as applicable, the Company will deliver (or cause to be delivered) to Parent:

(i)           evidence reasonably satisfactory to Parent either that (A) any stockholder vote required pursuant to Section 6.6 was solicited in conformity with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and benefits that were subject to the stockholder vote or (B) such stockholder approval was not obtained and as a consequence, that the Section 280G Payments waived pursuant to the Parachute Payment Waiver(s) executed in accordance with Section 6.6 and delivered to Parent shall not be made or provided (or shall be returned);

(ii)        except as otherwise provided in Section 6.10, evidence reasonably satisfactory to Parent that any and all Company Employee Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”) have been terminated pursuant to resolution of the applicable governing body (the form and substance of which shall have been subject to review and approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed), effective as of no later than the day immediately preceding the Closing Date;

(iii)          a duly executed Resignation Letter in the form attached hereto as Exhibit B (the “Resignation Letters”), from each of the officers and directors of each of the Acquired Companies (other than the Affiliated Medical Groups) effective as of the Closing;

(iv)          a copy of the Company Stockholder Approval and the Company Board Resolutions;

(v)           (A) executed payoff letters (including Tax Forms) in forms reasonably satisfactory to Parent, in each case dated no more than three (3) Business Days prior to the Closing Date, with respect to all Indebtedness of the Acquired Companies set forth on Section 1.5(a)(v) of the Disclosure Schedule owed to the lender thereof and the amounts payable to such lender providing for (x) the full and final satisfaction of such Indebtedness as of the Closing Date and (y) the termination and release of any Liens related thereto (each, a “Payoff Letter”) and (B) an invoice (including Tax Forms) from each advisor or other service provider to Acquired Companies (other than any Employee, director or officer of any of the Acquired Companies), in each case dated no more than three (3) Business Days prior to the Closing Date, with respect to all Transaction Expenses estimated to be due and payable to such advisor or other service provider as of the Closing Date, and an acknowledgment from such advisor or other service provider that such Transaction Expenses are the only amounts owed to such advisor or other service provider (each, an “Invoice”);

(vi)          a properly executed statement, in accordance with Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) and in the form attached hereto as Exhibit C, certifying that the Company is not and has not been a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, together with the required notice to the IRS and written authorization for Parent to deliver such notice and a copy of such statement to the IRS on behalf of the Company upon the Closing (the “FIRPTA Compliance Certificate”);

(vii)         Joinder Agreements duly executed by Company Stockholders (in each case in the form attached hereto as Exhibit D), and, in each case, the Company, collectively representing, together with the Joinder Agreements delivered by the Key Employees, Critical Employees and the Identified Stockholders on the Agreement Date, at least eighty-five percent (85%) of the outstanding number of shares of the Company Capital Stock (on an as-converted to Company Common Stock basis), and all such Joinder Agreements shall be in full force and effect;

(viii)       prior to the Closing Date, duly executed and completed Suitability Documentation from the Company Stockholders representing, in the aggregate, at least eighty-five percent (85%) of the outstanding number of shares of Company Capital Stock (on an as-converted to Company Common Stock basis), certifying that each such Company Stockholder is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act);

(ix)           a copy of a duly and properly completed election under Section 83(b) of the Code to be timely filed with the IRS by each Key Employee who is entitled to receive Parent Common Stock that is subject to vesting restrictions in a Joinder Agreement; and

(x)            a duly executed counterpart to the Escrow Agreement from the Stockholder Representative, in substantially the form attached hereto as Exhibit F (the “Escrow Agreement”).

(b)            At or prior to the Closing, Parent will deliver (or cause to be delivered) to the Company:

(i)             a duly executed counterpart to the Paying Agent Agreement from Parent and the Paying Agent;

(ii)        a duly executed counterpart to the Registration Rights Agreement, in the form attached hereto as Exhibit G (the “Registration Rights Agreement”); and

(iii)           duly executed counterpart to the Escrow Agreement from Parent.

1.6            Certificate of Incorporation and Bylaws. The certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation in the Merger as of the Effective Time, and the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation in the Merger as of the Effective Time, until thereafter amended in accordance with applicable Law.

1.7            Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold the office in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or their earlier death, resignation or removal. Unless otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the DGCL and the bylaws of the Surviving Corporation.

Article II

PURCHASE PRICE; EFFECT ON CAPITAL STOCK

2.1            Effect of the Merger on the Capital Stock of the Constituent Corporation.

(a)            Effect on Company Capital Stock.

(i)                 At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or the Company Stockholders, upon the terms and conditions of this Agreement, including the provisions set forth in Article VIII, each share of Company Capital Stock (other than any Cancelled Shares and Dissenting Shares) that is issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and shall be converted automatically into the right to receive, subject to Section 2.1(a)(ii), upon the delivery of duly executed Exchange Documentation in the manner set forth in Section 2.3(a), (i) at the Closing, in accordance with Section 2.3, the Per Share Closing Cash Consideration and Per Share Closing Stock Consideration, without interest, (ii) the contingent right to receive the Per Share Adjustment Escrow Fund Amount and the Per Share Indemnity Escrow Amount, without interest, in each case in accordance with Section 2.9 or Section 8.4, as applicable, (iii) the contingent right to receive cash disbursements required to be made in connection the Post-Closing Excess Amount (if any) with respect to such share of Company Capital Stock to the former holder thereof (based on such holder’s Pro Rata Share of the released amount), without interest, in accordance with Section 2.9, (iv) the contingent right to receive the Per Share Expense Fund Amount, without interest, in accordance with Section 8.6(b), (v) the right to receive the Per Share Contingent Amount in respect of such share of Company Capital Stock, without interest, solely upon the occurrence of the Earnout Event (if any) and (vi) the contingent right to receive the Per Share Other Indemnity Escrow Amount, without interest, in each case in accordance with Article VIII.

(ii)                 The payment of consideration pursuant to this Section 2.1(a) in exchange for Unvested Company Shares issued and outstanding immediately prior to the Effective Time shall be subject to the same restrictions and vesting arrangements (including the same arrangements for accelerated vesting in connection with a qualifying termination of employment or service) that were applicable to such Unvested Company Shares immediately prior to or at the Effective Time. Therefore, any cash or shares of Parent Common Stock otherwise payable pursuant to this Section 2.1(a) in exchange for the Unvested Company Shares issued and outstanding immediately prior to the Effective Time (“Vesting Consideration”) shall not automatically be payable by Parent at (A) the Effective Time, (B) at the applicable time of release of any cash or shares of Parent Common Stock from the Adjustment Escrow Fund, Indemnity Escrow Fund, Expense Fund (if any) or Other Indemnity Escrow Fund or (C) the applicable time of payment of any Contingent Consideration (if any), and shall instead become payable by Parent promptly following the date that both (x) such Unvested Company Shares become vested under the vesting schedule in place for such shares immediately prior to or at the Effective Time (subject to the restrictions and other terms of such vesting schedule) and (y) the applicable payment event attributable to the immediately foregoing clause (A), (B) or (C), as applicable, has occurred, if at all. Parent in its discretion may make such payments through a paying agent authorized by Parent to administer such payments on Parent’s behalf or through Parent’s (or the Surviving Corporation’s) payroll system and in accordance with standard payroll practices (including withholding for applicable Taxes). All amounts payable pursuant to this Section 2.1(a)(ii) shall be subject to any required withholding of Taxes and shall be paid without interest; provided that, for clarity, no withholding shall be made with respect to amounts payable pursuant to this Section 2.1(a)(ii) for Unvested Company Shares for which a valid Section 83(b) election has been timely made (provided that a copy of such Section 83(b) election and evidence of timely filing of the same has been made available to Parent). A portion of such newly vested cash or shares of Parent Common Stock so distributed will be treated as imputed interest to the extent required under the Code and the regulations promulgated thereunder. All outstanding rights to repurchase Unvested Company Shares that the Company may hold or similar restrictions in the Company’s favor immediately prior to the Effective Time (all such rights, “Repurchase Rights”) shall be assigned to Parent in the Merger and shall thereafter be exercisable by Parent upon the same terms and subject to the same conditions that were in effect immediately prior to the Effective Time, except that Repurchase Rights may be exercised by Parent retaining the Vesting Consideration into which such Unvested Company Shares have been converted (with the holder of such former Unvested Company Shares will thereafter no longer have any right or entitlement to such Vesting Consideration) and paying to the former holder thereof the repurchase price in effect for each such share subject to that Repurchase Right immediately prior to the Effective Time. No Vesting Consideration, or right thereto, may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by any Person, other than Parent, or be taken or reached by any legal or equitable process in satisfaction of any Liability of such Person, prior to the distribution to such Person of such Vesting Consideration in accordance with this Agreement.

(b)            Treatment of Company Options and Company RSUs.

(i)            Vested Company Options.

(A)            At the Effective Time, each Vested Company Option that is outstanding as of immediately prior to the Effective Time and held by a Continuing Employee shall, by virtue of the Merger and without any further action by Parent, Merger Sub, the Company, or the holder of such Vested Company Option, be, in Parent’s sole discretion, assumed by Parent and converted into, or terminated and substituted with, a stock option of Parent that represents the right to acquire a number of validly issued, fully paid and non-assessable shares of Parent Common Stock, equal to the product of (A) the number of shares of Company Common Stock subject to such Vested Company Option immediately prior to the Effective Time, multiplied by (B) the Option Exchange Ratio (each, a “Converted Vested Option”, and collectively, the “Converted Vested Options”); provided, that any fractional share resulting from such multiplication shall be rounded down to the nearest whole share. Following the Effective Time, each Converted Vested Option shall continue to be governed by the same material terms and conditions as were applicable immediately prior to the Effective Time to the Vested Company Option from which it was converted or for which it is a substitute, in all cases subject to restrictions related to the issuance of shares under applicable Law; provided, however, that no Converted Vested Option may be “early exercised” (i.e., no Converted Vested Option may be exercised for shares of Parent Common Stock only to the extent the Converted Vested Option is vested at the time of exercise pursuant to the applicable vesting schedule). The exercise price of each Converted Vested Option shall be equal to (x) the exercise price of the Vested Company Option from which it was converted or for which it is a substitute, divided by (y) the Option Exchange Ratio, rounded up to the nearest whole cent (the “Converted Vested Option Exercise Price”). It is the intention of the parties that each Converted Vested Option shall qualify following the Effective Time as an incentive stock option (as defined in Section 422 of the Code) to the extent permitted under Section 422 of the Code and to the extent such corresponding Company Option qualified as an incentive stock option prior to the Effective Time, and that the adjustments in this Section 2.1(b)(i)(A) be performed in a manner that complies with or is exempt from Section 409A of the Code.

(B)           No Vested Company Options held by a Non-Continuing Employee shall be assumed, substituted or continued by Parent or the Company in connection with the Merger or the other transactions contemplated hereby. Each Vested Company Option outstanding as of immediately prior to the Effective Time that is held by a Non-Continuing Employee shall be cancelled and converted automatically into the right to receive, upon the delivery of duly executed applicable Exchange Documentation in the manner set forth in Section 2.3(a), with respect to each share of Company Common Stock subject thereto, (A) at the Closing, an amount in cash, without interest, in respect of each share of Company Common Stock issuable upon the exercise in full of such Vested Company Option, equal to the excess of (1) the Per Share Cash-Out Amount less (2) the applicable per share exercise price of such Vested Company Option, (B) the contingent right to receive the Per Share Adjustment Escrow Fund Amount and the Per Share Indemnity Escrow Amount, without interest, in each case in accordance with Section 2.9 or Section 8.4, as applicable, (C) the contingent right to receive cash disbursements required to be made in connection with the Post-Closing Excess Amount (if any) with respect to such Vested Company Option to such Company Vested Optionholder (based on such Company Vested Optionholder’s Pro Rata Share of the released amount), without interest, in accordance with Section 2.9, (D) the contingent right to receive the Per Share Expense Fund Amount, without interest, in accordance with Section 8.6(b), (E) the right to receive the Per Share Contingent Amount in respect of such share of Company Capital Stock subject to such Vested Company Option, without interest, solely upon the occurrence of the Earnout Event (if any) and (F) the contingent right to receive the Per Share Other Indemnity Escrow Amount, without interest, in each case in accordance with Article VIII. Such payment in respect of any such Vested Company Options that are Employee Options shall be made to the holders of Employee Options through the payroll processing system of Parent or an Acquired Company in accordance with standard payroll practices net of applicable Tax withholding and deductions, and such payment in respect of any such Vested Company Options that are Non-Employee Options shall be paid to the Paying Agent for further payment to such the holders of such Non-Employee Options; provided that, as a condition to payment of any amount owed to the holders of Non-Employee Options, each such holder of Non-Employee Options must have first delivered to the Paying Agent or Parent, as applicable, a properly completed Letter of Transmittal, Option Surrender Agreement and a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, if applicable. For purposes of calculating the aggregate amount of consideration payable in respect of each Vested Company Option pursuant to this Section 2.1(b)(i)(B), (1) all shares of Company Common Stock issuable upon the exercise in full of the Vested Company Options held by each such Company Vested Optionholder shall be aggregated and (2) the amount of cash to be paid to each such Company Vested Optionholder shall be rounded down to the nearest whole cent.

(ii)            Unvested Company Options Held by Continuing Employees. At the Effective Time, each Unvested Company Option that is outstanding as of immediately prior to the Effective Time and held by a Continuing Employee shall, by virtue of the Merger and without any further action by Parent, Merger Sub, the Company, or the holder of such Unvested Company Option, be, in Parent’s sole discretion, assumed by Parent and converted into, or terminated and substituted with, a stock option of Parent that represents the right to acquire a number of validly issued, fully paid and non-assessable shares of Parent Common Stock, equal to the product of (A) the number of shares of Company Common Stock subject to such Unvested Company Option immediately prior to the Effective Time, multiplied by (B) the Option Exchange Ratio (each, a “Converted Unvested Option”, and collectively, the “Converted Unvested Options”); provided, that any fractional share resulting from such multiplication shall be rounded down to the nearest whole share. Following the Effective Time, each Converted Unvested Option shall continue to be governed by the same material terms and conditions, including the vesting schedule (including the same accelerated vesting in connection with a qualifying termination of employment or service), as were applicable immediately prior to the Effective Time to the Unvested Company Option from which it was converted or for which it is a substitute, in all cases subject to restrictions related to the issuance of shares under applicable Law; provided, however, that no Converted Unvested Option may be “early exercised” (i.e., no Converted Unvested Option may be exercised for shares of Parent Common Stock only to the extent the Converted Unvested Option is vested at the time of exercise pursuant to the applicable vesting schedule). The exercise price of each Converted Unvested Option shall be equal to (x) the exercise price of the Unvested Company Option from which it was converted or for which it is a substitute, divided by (y) the Option Exchange Ratio, rounded up to the nearest whole cent (the “Converted Unvested Option Exercise Price”). It is the intention of the parties that each Converted Unvested Option shall qualify following the Effective Time as an incentive stock option (as defined in Section 422 of the Code) to the extent permitted under Section 422 of the Code and to the extent such corresponding Company Option qualified as an incentive stock option prior to the Effective Time, and that the adjustments in this Section 2.1(b)(ii) be performed in a manner that complies with or is exempt from Section 409A of the Code.

(iii)            Unvested Company Options Held by Non-Continuing Employees. Prior to the Effective Time, the Company shall take all actions reasonably necessary to provide that each Unvested Company Option that is outstanding and unvested immediately prior to the Effective Time and held by a Non-Continuing Employee shall be cancelled and terminated without consideration upon the Effective Time in accordance with the applicable Company Equity Plan (the “Cancelled Options”).

(iv)                 Company RSUs. No Company RSUs shall be assumed, substituted or continued by Parent or the Company in connection with the Merger or the other transactions contemplated hereby. At the Effective Time, each Company RSU that is outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger and without any further action by Parent, Merger Sub, the Company, or the holder of such Company RSU, be cancelled and converted automatically into the right to receive, upon the delivery of duly executed applicable Exchange Documentation in the manner set forth in Section 2.3(a), with respect to each share of Company Common Stock subject thereto, (A) at the Closing, an amount in cash, without interest, in respect of each share of Company Common Stock subject to such Company RSU, equal to the Per Share Cash-Out Amount, (B) the contingent right to receive the Per Share Adjustment Escrow Fund Amount and the Per Share Indemnity Escrow Amount, without interest, in each case in accordance with Section 2.9 or Section 8.4, as applicable, (C) the contingent right to receive cash disbursements required to be made in connection with the Post-Closing Excess Amount (if any) with respect to such Company RSU to such holder (based on such holder’s Pro Rata Share of the released amount), without interest, in accordance with Section 2.9, (D) the contingent right to receive the Per Share Expense Fund Amount, without interest, in accordance with Section 8.6(b), (E) the right to receive the Per Share Contingent Consideration Amount in respect of such share of Company Common Stock subject to such Company RSU, without interest, solely upon the occurrence of the Earnout Event (if any) and (F) the contingent right to receive the Per Share Other Indemnity Escrow Amount, without interest, in each case in accordance with Article VIII. Such payment in respect of any such Company RSUs that are Employee RSUs shall be made to the holders thereof through the payroll processing system of Parent or an Acquired Company in accordance with standard payroll practices net of applicable Tax withholding and deductions, and such payment in respect of any such Company RSUs that are Non-Employee RSUs shall be paid to the Paying Agent for further payment to such holders of such Non-Employee RSUs; provided that, as a condition to payment of any amount owed to the holders of Non-Employee RSUs, each holder of Non-Employee RSUs must have first delivered to the Paying Agent or Parent, as applicable, a properly completed Letter of Transmittal, RSU Surrender Agreement and a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, if applicable. For purposes of calculating the aggregate amount of consideration payable in respect of each Company RSU pursuant to this Section 2.1(b)(iv), (1) all shares of Company Common Stock issuable in respect of the Company RSUs held by each such holder shall be aggregated and (2) the amount of cash to be paid to each such holder shall be rounded down to the nearest whole cent.

(v)            Prior to the Effective Time, and subject to the prior review and approval of Parent (such approval not be unreasonably delayed, withheld, or conditioned), the Company shall take all actions necessary to effect the transactions anticipated by this Section 2.1 under the applicable Company Equity Plan and any Contract applicable to any Unvested Company Share, Company Option or Company RSU (whether written or oral, formal or informal), including delivering all required notices, obtaining all necessary approvals and consents, making all necessary assignments, and delivering evidence reasonably satisfactory to Parent that all necessary determinations by the Board or applicable committee of the Board to assign the Repurchase Rights to Parent and terminate all Company Options (to the extent not assumed or converted as set forth in this Section 2.1(b)) and Company RSUs in accordance with this Section 2.1(b) have been made. Without limiting the foregoing, the Company shall take all actions necessary to ensure that the Company will not at the Effective Time be bound by any options, stock appreciation rights, restricted stock units, warrants or other rights or agreements which would entitle any Person, other than Parent and its Subsidiaries, to own any capital stock of the Surviving Corporation or to receive any payment in respect thereof.

(vi)            At or prior to the Effective Time, Parent shall take all actions reasonably necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of such Converted Vested Options and Converted Unvested Options. With respect to the Converted Vested Options and Converted Unvested Options, Parent shall file with the SEC a registration statement on Form S-8 (or any successor form) relating to the Parent Common Stock issuable pursuant to the exercise of such Converted Vested Options and Converted Unvested Options as promptly as practicable after the Closing.

(vii)            To the extent applicable, any allocable portion of the Total Merger Consideration to be made following the Closing to a holder of Vested Company Options held by Non-Continuing Employees or a holder of Company RSUs in accordance with this Agreement, if any, shall be paid at the same time as any related payments are made to Company Stockholders in a manner that satisfies Regulation Section 1.409A-3(i)(5)(iv) of the Code, to the extent necessary to satisfy the requirements of Section 409A of the Code.

(c)                Treatment of Company Warrants. The Company Warrants shall not be assumed, continued or substituted by Parent or the Company in connection with the Merger or the other transactions contemplated hereby. Immediately prior to the Effective Time, each Company Warrant shall be cancelled and extinguished and, subject to the execution and delivery by such Company Warrantholder of a Warrant Cancellation Agreement and a properly completed Letter of Transmittal at or prior to the Closing, be converted automatically into the right to receive with respect to each share of Company Capital Stock subject thereto, (i) at the Closing, subject to Section 2.3 and without interest, the excess of (A) the Per Share Closing Cash Consideration and Per Share Closing Stock Consideration, (ii) the contingent right to receive the Per Share Adjustment Escrow Fund, the Per Share Expense Fund and the Per Share Indemnity Escrow Amount, without interest, in each case in accordance with Section 2.9 or Section 8.4, as applicable, (iii) the contingent right to receive cash disbursements required to be made in connection with the Post-Closing Excess Amount (if any) with respect to such Company Warrant to such Company Warrantholder (based on such Company Warrantholder’s Pro Rata Share of the released amount), without interest, in accordance with Section 2.9, (iv) the contingent right to receive the Per Share Expense Fund Amount, without interest, in accordance with Section 8.6(b), (v) the right to receive the Per Share Contingent Amount in respect of such share of Company Capital Stock, without interest, solely upon the occurrence of the Earnout Event (if any) and (vi) the contingent right to receive the Per Share Other Indemnity Escrow Amount, without interest, in each case in accordance with Article VIII.

(d)            Effect on Capital Stock of Merger Sub. At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.

(e)            Treasury Stock and Parent Owned Stock. At the Effective Time, by virtue of the Merger, each share of Company Capital Stock held by the Company or Parent (or any direct or indirect wholly owned Subsidiary of the Company or Parent) immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or the right to receive any consideration therefor (such shares, the “Cancelled Shares”).

2.2            Payments.

(a)                As soon as reasonably practicable following the Closing, but in no event later than one (1) Business Day following the Closing, Parent shall transfer, by wire transfer of immediately available funds to the Paying Agent for exchange in accordance with this Article II, the cash portion of the Total Merger Consideration payable at the Closing to (i) the Company Stockholders who are Accredited Stockholders and Cash-Out Holders, in each case, pursuant to Section 2.1(a) in consideration for shares of Company Capital Stock outstanding as of immediately prior to the Effective Time, (ii) the Company Vested Optionholders that are Non-Continuing Employees (solely with respect to Non-Employee Options) pursuant to Section 2.1(b)(i)(B) in consideration for such Vested Company Options outstanding as of immediately prior to the Effective Time, (iii) the Company RSU Holders (solely with respect to Non-Employee RSUs) pursuant to Section 2.1(b)(iv) in consideration for such Company RSUs outstanding as of immediately prior to the Effective Time and (iv) the Company Warrantholders pursuant to Section 2.1(c) in consideration for the Company Warrants outstanding as of immediately prior to the Effective Time, excluding, in each case, the portion of the Adjustment Escrow Fund, Indemnity Escrow Cash, the Indemnity Escrow Shares, the Expense Fund and Other Indemnity Escrow Fund applicable to such payments.

(b)            As soon as reasonably practicable following the Closing, but in no event later than one (1) Business Day following the Closing, Parent, or the Paying Agent on behalf of Parent, shall pay, by wire transfer of immediately available funds, to the Surviving Corporation that portion of the Total Merger Consideration payable at Closing in respect of (i) Vested Company Options that are Employee Options held by Company Vested Optionholders that are Non-Continuing Employees pursuant to Section 2.1(b)(i)(B) in consideration for such Vested Employee Options outstanding as of immediately prior to the Effective Time and (ii) the Company RSUs that are Employee RSUs held by the Company RSU Holders pursuant to Section 2.1(b)(iv) in consideration for such Company RSUs outstanding as of immediately prior to the Effective Time.

(c)            Parent shall cause the Surviving Corporation to promptly, but in no event later than thirty (30) days following the Closing, pay, through the payroll processing system of the applicable Acquired Company in accordance with standard payroll practices, to each (i) Company Vested Optionholder that is a Non-Continuing Employee (solely with respect to Employee Options) in respect of Employee Options the portion of the Total Merger Consideration payable to such holder pursuant to Section 2.1(b)(i)(B) and (ii) Company RSU Holder (solely with respect to Employee RSUs) the portion of the Total Merger Consideration payable to such holder pursuant to Section 2.1(b)(iv), in each case as set forth opposite such holder’s name in the Allocation Schedule.

(d)            As promptly as practicable following the Closing (but in no event later than one (1) Business Day following the Closing), Parent, or the Paying Agent on behalf of Parent, shall pay, by wire transfer of immediately available funds, on behalf of the Company and the Company Indemnitors, as the case may be, and as accounted for in the calculation of Total Merger Consideration, (i) to each lender designated by the Company on the Allocation Schedule, to an account designated in the applicable Payoff Letter, the amount of Indebtedness due at Closing to such lender and (ii) all Transaction Expenses payable to an advisor or other service provider to the Company (other than any Employee, director or officer) that remain outstanding as of the Closing to such account or accounts as are designated in the applicable Invoices and by the Company in the Allocation Schedule; provided, however, the Paying Agent will be obligated to pay (and Parent will be obligated to cause the Paying Agent to pay) any Transaction Expenses payable to an advisor or other service provider to the Company only if (x) Parent receives, at least three Business Days before the Closing Date, an invoice from such Person in respect of any such unpaid Transaction Expenses and (y) the Paying Agent receives from such Person a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, if applicable, from each such Person.

(e)            No interest will be paid or will accrue for the benefit of the Company Security Holders or the Company’s lenders, service providers or other creditors on any Total Merger Consideration or any other amounts payable under this Agreement.

2.3            Payment and Share Issuance Procedures.

(a)            As promptly as practicable following the Agreement Date, Parent, the Company, the Stockholder Representative and the Paying Agent shall enter into the Paying Agent Agreement in a form to be reasonably agreed (the “Paying Agent Agreement”). Following execution of the Paying Agent Agreement, (i) the Company shall promptly (and not later than two (2) Business Days prior to the distribution of the Exchange Documentation by the Paying Agent) deliver or cause to be delivered to the Paying Agent and Parent the information set forth in the Paying Agent Agreement (the “Required Information”), (ii) as promptly as practicable following receipt of the Required Information, and in any event within two (2) Business Days thereafter, or at a later time as may be agreed between Parent and the Company, Parent shall cause the Paying Agent to set up the Paying Agent’s electronic platform to allow the applicable Company Indemnitors to complete their Exchange Documentation (if any) electronically and (iii) as promptly as practicable following receipt of the Required Information, and in any event within three (3) Business Days thereafter, or at a later time as may be agreed between Parent and the Company, Parent shall cause the Paying Agent to send an email to each Company Stockholder, Company Vested Optionholder that is a Non-Continuing Employee who holds Non-Employee Options, each Company RSU Holder that is a Non-Continuing Employee who holds Non-Employee RSUs and Company Warrantholder, in each case at the email address for such Person set forth in the Required Information, to invite such Person to register and log into the Paying Agent’s electronic platform to complete electronically a letter of transmittal in the form attached hereto as Exhibit H (the “Letter of Transmittal”) and the Exchange Documentation applicable to such person; provided that if the Company has not provided the Required Information for any particular Company Security Holder on or before the date that is three (3) Business Days prior to the Closing Date, Parent shall not be required to cause the Paying Agent to, and the Paying Agent shall not be required to, send the email described in the foregoing clause (iii) to such Company Security Holder until the date that is three (3) business Days following the delivery of the Required Information.

(b)                Subject to Section 2.6, as promptly as practicable following receipt by the Paying Agent of a Letter of Transmittal and the applicable Exchange Documentation (if any), duly completed and validly executed in accordance with the instructions thereto, but for the avoidance of doubt in no event prior to the Effective Time, (i) Parent shall cause the Paying Agent to pay to each Company Stockholder the cash amount payable to such holder at the Closing pursuant to Section 2.1(a) as set forth opposite such holder’s name in the Allocation Schedule (such amount, for the avoidance of doubt, to exclude such holder’s contribution to the Adjustment Escrow Fund, Indemnity Escrow Cash, the Expense Fund and the Other Indemnity Escrow Fund as set forth on the Allocation Schedule, (ii) Parent shall cause its transfer agent to issue to each Company Stockholder, Company RSU Holder and Company Warrantholder that is an Accredited Stockholder the number of shares of Parent Common Stock issuable to such holder at the Closing pursuant to Section 2.1(a), Section 2.1(b)(iv) or Section 2.1(c), as applicable, as set forth opposite such holder’s name on the Allocation Schedule (such amount, for the avoidance of doubt, to exclude such holder’s contribution to the Indemnity Escrow Shares as set forth on the Allocation Schedule), (iii) Parent shall cause the Paying Agent to pay to each Company Vested Optionholder that is a Non-Continuing Employee (solely with respect to Non-Employee Options) the cash portion of the Total Merger Consideration payable to such holder at the Closing in respect of Non-Employee Options pursuant to Section 2.1(b)(i)(B) as set forth opposite such holder’s name on the Allocation Schedule, (iv) Parent shall cause the Paying Agent to pay to each Company RSU Holder that is a Non-Continuing Employee (solely with respect to the Non-Employee RSUs) the cash portion of the Total Merger Consideration payable to such holder at the Closing in respect of Company RSUs pursuant to Section 2.1(b)(iv) as set forth opposite such holder’s name on the Allocation Schedule and (v) Parent shall cause the Paying Agent to pay to each Company Warrantholder the cash portion of the Total Merger Consideration payable to such holder at the Closing in respect of Company Warrants pursuant to Section 2.1(c) as set forth opposite such holder’s name on the Allocation Schedule.

(c)            At any time following the date that is one (1) year following the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to Parent or its designated successor or assign all cash amounts that have been deposited with the Paying Agent pursuant to Section 2.2, and any and all interest thereon or other income or proceeds thereof, not disbursed to the Company Security Holders pursuant to Section 2.3, and thereafter the Company Security Holders shall be entitled to look only to Parent as general creditors thereof with respect to any and all cash amounts that may be payable to such holders pursuant to Section 2.3(b) upon the due surrender of duly executed Exchange Documentation (if any) in the manner set forth in Section 2.3(b). No interest shall be payable to the Company Security Holders for the cash amounts delivered to Parent pursuant to the provisions of this Section 2.3(c) and which are subsequently delivered to the Company Security Holders.

(d)            Notwithstanding anything to the contrary in this Section 2.3, none of Parent, the Paying Agent, the Surviving Corporation nor any party hereto shall be liable to any Person for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Total Merger Consideration that remains unclaimed immediately prior to the date on which it would otherwise become subject to any abandoned property, escheat or similar Law shall, to the extent permitted by applicable Law, shall become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

2.4            Escrow.

(a)                At the Closing: (x) Parent shall deposit with the Escrow Agent (i) the Adjustment Escrow Amount on behalf of the Company Indemnitors for the purpose of partially securing the obligations of the Company Indemnitors to Parent regarding a Post-Closing Deficit Amount under Section 2.9, (ii) the Indemnity Escrow Shares and the Indemnity Escrow Cash on behalf of the Company Indemnitors for the purpose of partially securing the obligations of the Company Indemnitors under Section 2.9 and Article VIII during the period through the fifteen (15) month anniversary of the Closing Date (it being agreed that with respect to any holder of Unvested Company Shares, the amounts deposited on such Person’s behalf will be cash and shares of Parent Common Stock, as applicable, that are not subject to any further vesting requirements and then only if and to the extent there is a shortfall, Vesting Consideration will be deposited on such Person’s behalf); and (y) the Company shall deposit with the Escrow Agent on behalf of the Company Indemnitors the Other Indemnity Escrow Amount into the Other Indemnity Escrow Fund for the purpose of partially securing certain obligations of the Company Indemnitors under Section 2.11(g) and Article VIII. The Adjustment Escrow Fund shall become payable to the Company Indemnitors, if at all, in accordance with each Company Indemnitor’s respective Pro Rata Share, subject to the terms and conditions of this Agreement (including Section 2.9). The Indemnity Escrow Shares and the Indemnity Escrow Cash shall become issuable or payable, as applicable, to the Company Indemnitors, if at all, in accordance with each Company Indemnitor’s respective Pro Rata Share in the same proportion as cash and shares (if any) otherwise payable to such Company Indemnitor (and, with respect to the Key Employees, excluding the shares subject to revesting pursuant to the Joinder Agreements)), subject to the terms and conditions of this Agreement (including Section 2.9 and Article VIII). The Other Indemnity Escrow Cash shall become issuable or payable, as applicable, to the Company Indemnitors, if at all, in accordance with each Company Indemnitor’s respective Pro Rata Share in cash, subject to the terms and conditions of this Agreement (including Article VIII). The parties hereto agree that, for Tax purposes only, Parent shall be treated as the owner of the Adjustment Escrow Fund, Indemnity Escrow Cash and Other Indemnity Escrow Cash and all interest on or other taxable income, if any, earned from the investment of the Adjustment Escrow Fund, Indemnity Escrow Cash and Other Indemnity Escrow Cash pursuant to the Escrow Agreement shall be treated for Tax purposes as earned by Parent. Within ten (10) days after the final distribution of the Escrow Cash to the Company Indemnitors, Parent shall be entitled to a distribution equal to twenty eight percent (28%) of the excess of (x) all interest and earnings from the investment and reinvestment of the Escrow Cash prior to the final distribution of the Escrow Cash, over (y) the deduction available to Parent on distribution of the Escrow Cash under Section 483 of the Code (and any comparable provision of state or local Tax law), as applicable; provided that such rate shall be adjusted to reflect any subsequent change in the combined effective U.S. federal and state income tax rate applicable to corporate income of Parent. The parties hereto agree that, for federal and applicable state income tax purposes, the Company Indemnitors shall be treated as the owner of the Indemnity Escrow Shares.

(b)                The approval and adoption of this Agreement and approval of the Merger by the Company Indemnitors, and the delivery of the Joinder Agreements, Option Surrender Agreements, RSU Surrender Agreements and Warrant Cancellation Agreements by the Company Indemnitors, constitutes approval by such Company Indemnitors, as specific terms of the Merger, and the irrevocable agreement of such Company Indemnitors to be bound by and comply with, this Agreement and all of the arrangements and provisions of this Agreement relating to the matters set forth in this Section 2.4, including Parent’s deposit of the Adjustment Escrow Fund, the Indemnity Escrow Shares, the Indemnity Escrow Cash and the Other Indemnity Escrow Cash with the Escrow Agent.

(c)            For purposes of determining the number of Indemnity Escrow Shares required to satisfy any Post-Closing Deficit Amount under Section 2.9(d), to satisfy any Losses under Article VIII or to calculate the Retained Escrow Amount (if any), each Indemnity Escrow Share shall be deemed to have a value equal to the Parent Stock Price (and the parties hereto acknowledge that the Parent Stock Price only reflects an agreed-upon amount as to the value of a share of Parent Common Stock for the limited purpose of this sentence and is not intended to be, nor is it, deemed to constitute the fair market value of a share of Parent Common Stock at any given time).

(d)            While any Indemnity Escrow Shares are held in escrow, each Company Indemnitor shall have the ability to exercise all rights with respect to the Company Indemnitor’s allocable portion of the Indemnity Escrow Shares, including voting rights, except (i) the right of possession thereof, and (ii) the right to pledge, encumber, sell, assign or transfer such Indemnity Escrow Shares or any interest therein except as contemplated herein and in the Joinder Agreements. The Stockholder Representative (on behalf of the Company Indemnitors) shall direct the Escrow Agent in writing as to the exercise of any such voting rights, and the Escrow Agent shall comply, to the extent it is able to do so, with any such directions of the Stockholder Representative. In the absence of such directions, the Escrow Agent shall not vote any of the shares comprising the Indemnity Escrow Shares. The Parties agree that, for tax reporting purposes, the Company Indemnitors shall be treated as having received the Indemnity Escrow Shares and voluntarily set them aside in the escrow account at the time of Closing and the Indemnity Escrow Shares shall be treated as issued and outstanding by Parent. In furtherance of the foregoing, the Company Indemnitors shall, be entitled to vote the Indemnity Shares and to receive any dividends in respect of the Indemnity Escrow Shares, and no tax reporting shall be required in respect of the release of all or a portion of the Indemnity Escrow Shares to the Company Indemnitors. All dividends paid to holders of the capital stock of Parent in respect of the Indemnity Escrow Shares shall not be deposited in the Escrow Account but instead shall be delivered to the Paying Agent for prompt distribution to the appropriate Company Indemnitors based on the Company Indemnitor’s allocable portion of the Indemnity Escrow Shares. The Company Indemnitors shall be responsible for paying taxes on all taxable dividends earned on the Indemnity Escrow Shares and for filing all necessary tax returns with respect to such income.

2.5            Dissenting Shares.

(a)            Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and with respect to which the Company Stockholder thereof has properly demanded appraisal rights in accordance with Section 262 of the DGCL, and who has not effectively withdrawn or lost such holder’s appraisal rights under the DGCL (collectively, the “Dissenting Shares”), shall not be converted into or represent the right to receive the payments set forth in Section 2.1, but such Company Stockholder shall only be entitled to such rights as are provided by the DGCL. Notwithstanding the provisions of this Section 2.5, if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under the DGCL, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the consideration for Company Capital Stock, as applicable, set forth in Section 2.1, without interest thereon, and subject to the escrow provisions set forth in Section 2.1 and Article VIII and expense provisions in Section 8.6, upon the due surrender of duly executed Exchange Documentation in the manner set forth in Section 2.3.

(b)            The Company shall give Parent (i) prompt notice of any written demand for appraisal received by the Company pursuant to the applicable provisions of the DGCL and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands or offer to settle or settle any such demands. Any communication to be made by the Company to any Company Stockholder with respect to such demands shall be submitted to Parent in advance and shall not be presented to any Company Stockholder prior to the Company receiving Parent’s prior written consent.

2.6            No Fractional Shares. Despite anything to the contrary set forth herein, the number of shares of Parent Common Stock to be issued to each Accredited Stockholder (a) pursuant to Section 2.1(a), Section 2.1(b) or Section 2.1(c) and (b) in connection with the release of any Indemnity Escrow Share, as applicable, shall be rounded down to the nearest whole number of shares of Parent Common Stock. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Parent Common Stock shall be issued to any Accredited Stockholder in connection with the Merger and the Parent Stock Issuance and any such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Common Stock. Parent shall pay, or cause the Paying Agent to pay, to each Accredited Stockholder who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares of Parent Common Stock, including fractional shares, that would be issued to such Accredited Stockholder), in lieu thereof and upon surrender thereof, an amount in cash (without interest) equal to the product obtained by multiplying (i) the fraction of a share of Parent Common Stock to which such holder would otherwise be entitled (after taking into account all Company Capital Stock held by such holder immediately prior to the Effective Time and allocated to receive any shares of Parent Common Stock) in accordance with Section 2.1 by (ii) the Parent Stock Price, rounded to the nearest cent, in each case, as set forth in the Allocation Schedule. Each share of Parent Common Stock issuable in the Merger, or any other securities issued in respect of such shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall be book-entry security entitlements.

2.7            Withholding. Notwithstanding any other provision of this Agreement, Parent, the Surviving Corporation, the Paying Agent and any Affiliate of the foregoing shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under any provision of U.S. federal, state, local or non-U.S. Tax Law or under any applicable Law or Order, and to request and be provided any necessary tax forms, including IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable, or any similar information. To the extent any such amounts are so deducted or withheld and paid to the proper Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.8            Taking of Necessary Action; Further Action. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, Parent, Merger Sub, and the officers and directors of the Company, Parent and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action.

2.9            Post-Closing Reconciliation.

(a)            At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent its good faith calculation of (i) the estimated Closing Working Capital Adjustment Amount (the “Estimated Closing Working Capital Adjustment Amount”), (ii) the estimated Closing Indebtedness Amount (the “Estimated Closing Indebtedness Amount”), (iii) the estimated Closing Cash Amount (the “Estimated Closing Cash Amount”), (iv) the estimated Transaction Expenses (the “Estimated Transaction Expense Amount”), and (v) the Aggregate Cash Consideration calculated based on such estimated amounts (including the component pieces thereof) (the “Estimated Closing Statement”), in each case, accompanied by reasonably detailed back-up documentation for such calculations. The Company shall prepare the Estimated Closing Statement in accordance with the applicable definitions in this Agreement and with GAAP, in accordance with the Company’s past practices (including the methodologies applied in the preparation of the Financials). The Company shall make available to Parent and its Representatives the books and records used in preparing the Estimated Closing Statement and reasonable access (on prior notice and during business hours) to employees of the Company as Parent may reasonably request in connection with its review of such statements, and will otherwise cooperate in good faith with Parent’s and its Representatives review of such statements and shall take into consideration in good faith any comments of Parent on the Estimated Closing Statement, as applicable. The Estimated Closing Working Capital Adjustment Amount, the Estimated Closing Indebtedness Amount, the Estimated Closing Cash Amount, and the Estimated Closing Transaction Expense Amount set forth in the Estimated Closing Statement will be used for purposes of calculating the Aggregate Cash Consideration at the Closing (which calculation shall be subject to adjustment pursuant to, and in accordance with, the terms of this Section 2.9). Notwithstanding the foregoing, in no event will any of Parent’s rights be considered waived, impaired or otherwise limited as a result of Parent not making an objection prior to the Closing or its making an objection that is not fully implemented in a revised Estimated Closing Statement, as applicable.

(b)            As soon as reasonably practicable after the Closing Date, and in any event within ninety (90) days after the Closing Date, Parent shall prepare and deliver to the Stockholder Representative a statement (the “Post-Closing Statement”) that shall set forth a calculation of (i) the Closing Working Capital Adjustment Amount, (ii) the Closing Indebtedness Amount, (iii) the Closing Transaction Expense Amount, (iv) the Closing Cash Amount and (v) the Total Merger Consideration, in each case accompanied by reasonably detailed back-up documentation for such calculations. Parent shall prepare such Post-Closing Statement in accordance with the applicable definitions in this Agreement and with GAAP and, solely to the extent consistent with GAAP, in accordance with the Company’s past practices (including the methodologies applied in the preparation of the Financials). After the Stockholder Representative’s receipt of the Post-Closing Statement, the Stockholder Representative and its Representatives shall be permitted to review Parent’s working papers and the working papers of Parent’s independent accountants, if any, relating to the preparation of the Post-Closing Statement and the calculation of the Closing Working Capital Adjustment Amount, Closing Indebtedness Amount, Closing Cash Amount and Closing Transaction Expense Amount after signing a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to Parent’s independent accountants, as well as the relevant books and records of the Company, and Parent shall cause the Company and its Representatives to use commercially reasonable efforts to assist the Stockholder Representative and its Representatives in their reasonable review of the Post-Closing Statement. The Stockholder Representative shall notify Parent in writing (the “Notice of Adjustment Disagreement”) within thirty (30) days of the Stockholder Representative’s receipt of the Post-Closing Statement (the “Adjustment Review Period”) if the Stockholder Representative disagrees with any portion of the Post-Closing Statement. The Notice of Adjustment Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved and the Stockholder Representative’s proposed adjustments to the Post-Closing Statement with reasonably detailed supporting documentation. If no Notice of Adjustment Disagreement is received by Parent on or prior to the expiration date of the Adjustment Review Period, then the Post-Closing Statement and all amounts set forth therein shall be deemed to have been accepted by the Stockholder Representative and shall become final and binding upon the parties hereto and the Company Indemnitors. During the thirty (30) days immediately following the delivery of a Notice of Adjustment Disagreement (the “Adjustment Resolution Period”), if any, the Stockholder Representative and Parent shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Adjustment Disagreement. Any items agreed to by the Stockholder Representative and Parent in a written agreement executed and delivered by each of the Stockholder Representative and Parent, together with any items not disputed or objected to by the Stockholder Representative in the Notice of Adjustment Disagreement, are collectively referred to herein as the “Resolved Matters.” If at the end of the Adjustment Resolution Period, the parties have been unable to resolve any differences they may have with respect to the matters specified in the Notice of Adjustment Disagreement, the Stockholder Representative and Parent, or either of them, shall refer all matters in the Notice of Adjustment Disagreement other than the Resolved Matters (the “Unresolved Matters”) to PricewaterhouseCoopers (the “Independent Accountant”). In the event that PricewaterhouseCoopers refuses or is otherwise unable to act as the Independent Accountant, the Stockholder Representative and Parent shall cooperate in good faith to appoint an independent certified public accounting firm in the United States of national recognition mutually agreeable to the Stockholder Representative and Parent, in which event “Independent Accountant” shall mean such firm. Within thirty (30) days after the submission of such matters to the Independent Accountant, the Independent Accountant, acting as an expert and not as an arbitrator, will make a final determination, binding on the parties hereto, of the appropriate amount of each of the Unresolved Matters. With respect to each Unresolved Matter, such determination, if not in accordance with the position of either the Stockholder Representative or Parent, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Stockholder Representative in the Notice of Adjustment Disagreement or Parent in the Post-Closing Statement with respect to such Unresolved Matter. For the avoidance of doubt, the Independent Accountant shall not review any line items in the Post-Closing Statement or make any determination with respect to any matter other than the Unresolved Matters. During the review by the Independent Accountant, Parent and the Stockholder Representative shall each make available to the Independent Accountant such individuals and such information, books, records and work papers, as may be reasonably required by the Independent Accountant to fulfill its obligations under this Section 2.9(b); provided, that the independent accountants of Parent or the Company shall not be obligated to make any working papers available to the Independent Accountant unless and until the Independent Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. The fees and expenses of the Independent Accountant shall be borne by Parent and the Stockholder Representative (on behalf of the Company Indemnitors) based on the inverse of the percentage that the Independent Accountant’s resolution of the disputed items covered by such Notice of Adjustment Disagreement (before such allocation) bears to the total amount of such disputed items as originally submitted to the Independent Accountant (for example, if the total amount of such disputed items as originally submitted to the Independent Accountant equals $1,000 and the Independent Accountant awards $600 in favor of the Stockholder Representative’s position, sixty percent (60%) of the fees and expenses of the Independent Accountant would be borne by Parent and forty percent (40%) of the fees and expenses of the Independent Accountant would be borne by the Stockholder Representative (on behalf of the Company Indemnitors)).

(c)            The “Final Closing Statement” shall be (i) in the event that no Notice of Adjustment Disagreement is delivered by the Stockholder Representative to Parent prior to the expiration of the Adjustment Review Period, the Post-Closing Statement delivered by Parent to the Stockholder Representative pursuant to Section 2.9(b), (ii) in the event that a Notice of Adjustment Disagreement is delivered by the Stockholder Representative to Parent prior to the expiration of the Adjustment Review Period and Parent and the Stockholder Representative are able to agree on all matters set forth in such Notice of Adjustment Disagreement, the Post-Closing Statement delivered by Parent to the Stockholder Representative pursuant to Section 2.9(b) as adjusted pursuant to the written agreement executed and delivered by Parent and the Stockholder Representative or (iii) in the event that a Notice of Adjustment Disagreement is delivered by the Stockholder Representative to Parent prior to the expiration of the Adjustment Review Period and Parent and the Stockholder Representative are unable to agree on all matters set forth in such Notice of Adjustment Disagreement, the Post-Closing Statement delivered by Parent to the Stockholder Representative pursuant to Section 2.9(b) as adjusted by the Independent Accountant to be consistent with the Resolved Matters and the final determination of the Independent Accountant of the Unresolved Matters in accordance with Section 2.9(b). The date on which the Final Closing Statement is finally determined in accordance with this Section 2.9(c) is hereinafter referred to as the “Determination Date.”

(d)            If the Aggregate Cash Consideration set forth in the Final Closing Statement (as finally determined in accordance with this Section 2.9) is less than the Aggregate Cash Consideration set forth in the Estimated Closing Statement (such difference, the “Post-Closing Deficit Amount”), then (i) Parent and the Stockholder Representative shall deliver a joint written instruction in accordance with the terms of the Escrow Agreement directing the Escrow Agent to distribute to Parent, and the Company Indemnitors hereby automatically and with no further action required on their part forever waive and discharge any rights in or to, an amount of Adjustment Escrow Fund with an aggregate value equal to the absolute value of the Post-Closing Deficit Amount (plus any costs allocated to the Stockholder Representative (on behalf of the Company Indemnitors) pursuant to Section 2.9(b)), and (ii) solely in the event that the absolute value of the Post-Closing Deficit Amount (plus any costs allocated to the Stockholder Representative (on behalf of the Company Indemnitors) pursuant to Section 2.9(b)) exceeds the Adjustment Escrow Fund, Parent and the Stockholder Representative shall deliver a joint written instruction in accordance with the terms of the Escrow Agreement directing the Escrow Agent to distribute to Parent, and the Company Indemnitors hereby automatically and with no further action required on their part forever waive and discharge any rights in or to, an amount of Indemnity Escrow Cash and a number of Indemnity Escrow Shares with an aggregate value equal to such deficiency. Any Post-Closing Deficit Amount recovered from the Adjustment Escrow Fund, Indemnity Escrow Cash and Indemnity Escrow Shares shall reduce the amount of Adjustment Escrow Fund, Indemnity Escrow Cash and Indemnity Escrow Shares in the same proportion as Adjustment Escrow Fund, Indemnity Escrow Cash and Indemnity Escrow Shares were withheld from the Company Indemnitors at the Closing (as set forth on the Allocation Schedule).

(e)            If the Aggregate Cash Consideration set forth in the Final Closing Statement (as finally determined in accordance with this Section 2.9) is more than the Aggregate Cash Consideration set forth in the Estimated Closing Statement (such difference, the “Post-Closing Excess Amount”), then Parent shall promptly, and in any event within five (5) Business Days after the Determination Date, pay the Post-Closing Excess Amount in cash to the Paying Agent or Surviving Corporation, as applicable (for further distribution to the Company Indemnitors) the portion of such amount payable pursuant to Section 2.1(a) and Section 2.1(c), as applicable; provided, that as a condition to Parent’s and Paying Agent’s obligation to make such payments, the Stockholder Representative shall first deliver to Parent an updated Allocation Schedule setting forth the portion of the Post-Closing Excess Amount payable to each Company Indemnitor.

(f)             Following the payment of any Post-Closing Deficit Amount to Parent in accordance with Section 2.9(d) or any Post-Closing Excess Amount to the Company Indemnitors in accordance with Section 2.9(e), Parent and the Stockholder Representative shall deliver a joint written instruction in accordance with the terms of the Escrow Agreement directing the Escrow Agent to distribute or cause to be distributed promptly, but in any event within ten (10) Business Days after the Determination Date, to the Paying Agent or Surviving Corporation (for further distribution to the Company Indemnitors) the portion of the Adjustment Escrow Fund (if any) that has not previously been released to Parent in accordance with Section 2.9(d); provided, that as a condition to Parent’s and Paying Agent’s obligation to make such distributions, the Stockholder Representative shall first deliver to Parent an updated Allocation Schedule setting forth the portion of the Adjustment Escrow Fund deliverable to each Company Indemnitor.

(g)            Parent and the Surviving Corporation shall be entitled to conclusively rely upon the updated Allocation Schedule delivered by the Stockholder Representative, including with respect to whether any individual Company Indemnitor received the appropriate portion of any such distribution, and in no event will Parent, the Surviving Corporation or any of their Affiliates have any liability to any person on account of payments or distributions made in accordance with the updated Allocation Schedule delivered by the Stockholder Representative.

(h)            Except with respect to claims of Fraud, the process set forth in this Section 2.9 shall be the exclusive remedy for disputes related to the (i) Closing Working Capital Adjustment Amount, (ii) the Closing Indebtedness Amount, (iii) the Closing Transaction Expense Amount and (iv) the Closing Cash Amount.

2.10           Equitable Adjustments. If at any time during the period between the Agreement Date and the Effective Time (and with respect to the release of the Indemnity Escrow Shares, on or prior to the release of the Indemnity Escrow Shares pursuant to the terms of this Agreement), any change in the outstanding shares of Parent Common Stock shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, any number or amount or class contained in this Agreement which is based on the price of Parent Common Stock or the number or class of shares of Parent Common Stock shall be equitably adjusted to the extent necessary to provide the parties the same economic effect with respect to the Parent Common Stock as contemplated by this Agreement prior to such reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or stock dividend thereon.

2.11           Contingent Consideration.

(a)            Following the Closing and as additional consideration hereunder, former holders of shares of Company Capital Stock (excluding holders of Cancelled Shares and Dissenting Shares), Vested Company Options formerly held by Non-Continuing Employees, Company RSUs and Company Warrants will be entitled to an additional payment if (but only if) Eligible Revenue for the calendar year ended December 31, 2021 (as finally determined pursuant to Section 2.11(b)) is greater than $44,000,000 (such event, the “Earnout Event”). For the avoidance of doubt, in the event that Eligible Revenue for the calendar year ended December 31, 2021 is determined to be equal to or less than $44,000,000, then Parent will have no obligation to make any additional payment despite anything else set forth herein.

(b)            Parent will use good faith efforts to determine the actual amount of Eligible Revenue for the calendar year ended December 31, 2021 (the “Measurement Date”) as promptly as possible following the Measurement Date (but in any event within sixty (60) days of the Measurement Date). Any disputes with respect to the calculation of Eligible Revenue or payment of Contingent Consideration shall be handled in the same manner as set forth in Section 2.9(b), mutatis mutandis.

(c)                Notwithstanding anything to the contrary set forth herein, as a condition to Parent’s obligation to pay the additional consideration upon the occurrence of the Earnout Event (the “Contingent Consideration”), if and when any such Contingent Consideration becomes due (taking into account any netting of the Financial Advisor Contingent Fee pursuant to Section 2.11(g) (if any) and retention of Contingent Consideration pursuant to Section 2.11(h) (if applicable): (i) the Stockholder Representative shall first deliver to Parent an updated Allocation Schedule setting forth the applicable Per Share Contingent Consideration Amount payable to each applicable Company Stockholder, Company Warrantholder, Company Vested Optionholder and Company RSU Holder and Parent shall pay the aggregate Per Share Contingent Consideration Amount in accordance with the updated Allocation Schedule within thirty (30) days of the Stockholder Representative delivering the updated Allocation Schedule to Parent; provided, in the event that any amount of the Financial Advisor Contingent Fee is netted out of such payments or Contingent Consideration is retained pursuant to Section 2.11(h), the updated Allocation Schedule will specify the amounts netted out or retained from each such person on a holder by holder basis; provided, further, that the aggregate shares of Parent Common Stock payable to each applicable Company Stockholder, Company Warrantholder, Company Vested Optionholder and Company RSU Holder in respect of the Contingent Consideration shall be rounded down to the nearest whole share number, and in no event shall the aggregate number of shares of Parent Common Stock payable under this Section 2.11 exceed the Aggregate Contingent Stock Consideration; and (ii) Parent must have received an invoice for the Financial Advisor Contingent Fee.

(d)            During the period between the Closing and the Measurement Date Parent and any of its Affiliates (including the Surviving Corporation) shall:

(i)            not take any action or omission with the primary purpose of avoiding its obligation to pay the Contingent Consideration, including any actions designed to shift Eligible Revenue away from the Surviving Corporation to another Subsidiary of Parent for the purpose of avoiding the obligation to pay the Contingent Consideration;

(ii)            maintain or provide a marketing staff supporting the marketing of Company’s products that is reasonably comparable in size to the marketing staff currently maintained by the Company (taking into account any marketing personnel of Parent or its Affiliates who support the marketing of the Company products following the Closing);

(iii)            take the actions set forth in the Marketing Plan; and

(iv)            refrain from assigning any employee or professionals (including the Key Employees and Critical Employees) of the Company material job duties for Parent or its Affiliates (other than the Company) if doing so would interfere with such employee’s ability to continue to perform his or her services to the Company in a manner that would reasonably be expected to prevent the Company from achieving the Earnout Event; however, none of the foregoing provisions shall require Parent or its Affiliates to take any action or omission in violation of applicable Law. The Stockholder Representative will promptly deliver written notice of any breach of this Section 2.11(d) to Parent and, if curable, Parent will have 20 days from the date that Parent is notified of such breach to cure such breach. Notwithstanding anything else in this Agreement, the parties hereto further agree that the Stockholder Representative will be permitted to exercise any right, bring any claim or commence any proceeding against Parent or the Surviving Corporation in connection with a breach of this Section 2.11(d) if (but only if) the Stockholder Representative has the prior written consent of the Stockholder Representative Group.

(e)            So long as any obligation remains outstanding with respect to the Contingent Consideration, in the event that Parent undergoes a Change of Control, or after a Change of Control of Parent, any of its respective successors, assignees or transferees undergoes a subsequent Change of Control, then, and in each such case, Parent shall either (i) ensure that (A) each such successor, assignee or transferee of Parent or such assets agrees to assume all obligations of Parent, including the obligations with respect to the Contingent Consideration set forth in this Agreement, and (B) has the capabilities, financial and otherwise to do so, or (ii) Parent shall agree to remain subject to its obligations hereunder, including with respect to the Contingent Consideration. In the event of an assignment by Parent of this Agreement to any of its Affiliates, Parent shall agree to remain liable for the performance by each such assignee of all obligations, including with respect to the Contingent Consideration.

(f)             Subject to the limitations set forth in Article VIII, Parent shall have the right (without duplication) to set-off any Contingent Consideration against any Losses for which Parent is entitled to be indemnified under Article VIII, upon the terms and conditions set forth in this Agreement.

(g)            Promptly following receipt of an invoice for the Financial Advisor Contingent Fee, Parent will cause such amount to be paid in full; provided, the Stockholder Representative will have an opportunity to review and provide Parent with any comments on such invoice before such payment is made. Substantially concurrently with the payment of the Financial Advisor Contingent Fee (but subject to the next sentence), Parent and the Stockholder Representative shall deliver a joint written instruction, duly executed by each of Parent and the Stockholder Representative to the Escrow Agent directing the Escrow Agent to transfer and release to Parent an aggregate amount of Other Indemnity Escrow Cash equal to the amount of the Financial Advisor Contingent Fee. In the event that Other Indemnity Escrow Cash is insufficient to satisfy the Financial Advisor Contingent Fee in full or Parent otherwise determines in its discretion not to seek recovery from the Other Indemnity Escrow Fund for the Financial Advisor Contingent Fee, such shortfall or unreimbursed amount, as applicable, will be netted out of the Per Share Contingent Consideration Amount payable to each Company Stockholder, Company Warrantholder, Company Vested Optionholder and Company RSU Holder on a proportionate basis.

(h)             In the event that the matter specified in Section 8.2(a)(x) is not finally resolved at the time Parent becomes obligated to pay the Contingent Consideration pursuant to Section 2.11(c), Parent will retain a portion of the Contingent Consideration with an aggregate value equal to the Contingent Holdback Amount from each applicable Company Stockholder, Company Warrantholder, Company Vested Optionholder and Company RSU Holder on a pro rata basis in the same proportion as cash and shares (if any) that would have otherwise been payable to such persons pursuant to Section 2.11(c) but for the application of this Section 2.11(h) (the “Contingent Holdback Cash and Shares”) to partially secure certain indemnification obligations under Article VIII. Anything to the contrary set forth herein notwithstanding, the parties agree that, despite the occurrence of the Earnout Event and Parent’s obligation to pay the Contingent Consideration, each applicable Company Stockholder, Company Warrantholder, Company Vested Optionholder and Company RSU Holder will be entitled to such person’s pro rata portion of the Contingent Holdback Cash Shares only if such shares of Parent Common Stock or cash, as applicable, are released to such persons in accordance with Article VIII.

2.12          Preliminary Allocation Schedule. Attached hereto as Schedule C is a preliminary allocation schedule (the “Preliminary Allocation Schedule”) which sets forth, assuming that the Closing occurs on the date of this Agreement, the information required to be included in the Allocation Schedule; provided that the Company may use placeholders for any items that cannot be determined as of the Agreement Date.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures set forth in the disclosure schedule of the Company dated as of the Agreement Date and delivered to Parent concurrently with the execution of this Agreement (the “Disclosure Schedule”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article III to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent from the actual text of the disclosures)), and each of which disclosures shall also be deemed to be representations and warranties made by the Company to Parent under this Article III), the Company represents and warrants as of the Agreement Date and as of the Closing Date (except to the extent any such representation or warranty expressly relates to a different date (in which case as of such date)) to Parent and Merger Sub as follows:

3.1            Organization of the Acquired Companies.

(a)            The Company and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Company and each of its Subsidiaries has the corporate power to own, operate, distribute and lease its properties and to conduct its business as now being conducted and as currently proposed by it to be conducted and is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to result in a Material Adverse Effect to the Company. None of the Company nor any of its Subsidiaries is in violation of any of the provisions of its Charter Documents.

(b)            Section 3.1(b) of the Disclosure Schedule sets forth a correct and complete list of: (i) the names of the members of the board of directors or managers, as applicable, of the Company and each of its Subsidiaries and (ii) the names and titles of the officers of the Company and each of its Subsidiaries, in each case as of the Agreement Date.

(c)            Section 3.1(c) of the Disclosure Schedule lists every state or foreign jurisdiction in which the Company and each of its Subsidiaries has Employees or facilities or otherwise conducts its business as of the Agreement Date (specifying either the existence of Employees or facilities in each such state or jurisdiction).

(d)            The Company has made available correct and complete copies of the Company’s and each of its Subsidiaries’ certificate of incorporation, as amended to date (the “Formation Documents”), bylaws, as amended to date, and other governing documents, as amended to date, each in full force and effect on the Agreement Date (collectively, the “Charter Documents”). The board of directors of the Company and each of its Subsidiaries has not approved or proposed any amendment to any of the current Charter Documents, other than in connection with the transactions contemplated by this Agreement.

3.2            Company Capital Structure.

(a)            As of the Agreement Date, the authorized capital stock of the Company consists of (i) 54,601,000 shares of Company Common Stock, $0.0001 par value, of which 19,666,667 shares are issued and outstanding, and (ii) 25,080,275 shares of Company Preferred Stock, $0.0001 par value, (A) 12,824,275 shares of which are designated Series A Preferred Stock and all of which are issued and outstanding, and (B) 12,256,000 shares of which are designated Series B Preferred Stock and 11,627,271 of which are issued and outstanding. Each share of Company Preferred Stock is convertible into Company Common Stock by dividing the applicable Original Issue Price (as defined in the Certificate of Incorporation) of such series by the applicable Conversion Price (as defined in the Certificate of Incorporation) of such series in effect at the time of conversion, and there are no other issued and outstanding shares of Company Capital Stock and no commitments or Contracts to issue any shares of Company Capital Stock other than pursuant to the exercise of Company Options under the Company Equity Plan that are outstanding as of the Agreement Date and set forth on Section 3.2(a) of the Disclosure Schedule. The Company holds no treasury shares. Section 3.2(a) of the Disclosure Schedule sets forth, as of the Agreement Date, a correct and complete list of the holders of issued and outstanding and authorized shares of Company Capital Stock and each other Equity Interest (other than Company Options set forth on Section 3.2(d) of the Disclosure Schedule) of the Company and each of its Subsidiaries with the number and type of such shares or such other Equity Interests so owned by each such holder, and any beneficial holders thereof. All issued and outstanding shares of Company Capital Stock or other Equity Interests of the Company and each of its Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and are free of any Liens, outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Charter Documents or any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets are bound. None of the Company nor any of its Subsidiaries has ever declared or paid any dividends on any shares of Company Capital Stock or other Equity Interests. There is no Liability for dividends accrued and unpaid by the Company or any of its Subsidiaries. The Company is not under any obligation to register under the Securities Act or any other Law any shares of Company Capital Stock, any Company Securities or any other securities or Equity Interests of the Acquired Companies, whether currently outstanding or that may subsequently be issued. All issued and outstanding shares of Company Capital Stock and all Company Options were issued in compliance with Law and all requirements set forth in the Charter Documents and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound. No shares of Company Capital Stock are subject to vesting, reverse vesting, forfeiture, a right of repurchase or to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code, except for the shares of Company Common Stock set forth on Section 3.2(b)-1 (such shares set forth, or required to be set forth, on Schedule 3.2(b)-1, the “Restricted Shares”).

(b)            Section 3.2(b) of the Disclosure Schedule sets forth, as of the Agreement Date, a correct and complete list of the holders of outstanding Company Warrants, including the number of shares of Company Capital Stock subject to each such Company Warrant, the grant date, and the exercise price for such Company Warrant, the extent to which such Company Warrant is vested and exercisable and the date on which such Company Warrant expires.

(c)            Section 3.2(c) of the Disclosure Schedule identifies as of the Agreement Date each Person with an offer letter or other Contract that contemplates a grant of Company Options or grant or issuance of other securities of the Company (including the number, series and class of shares, intended exercise price (had such Company Option been granted in the Ordinary Course of Business based on the offer letter or other Contract contemplating such grant, as applicable, that was executed by the Company or the applicable Subsidiary of the Company or otherwise in the Ordinary Course of Business in the absence of this Agreement and the transactions contemplated hereby) and intended vesting schedule (including, any accelerated vesting) if applicable), or who has otherwise been promised Company Options or other securities of the Company, which Company Options have not been granted, or other securities have not been granted or issued, as of the Agreement Date (each such individual required to be set forth on Section 3.2(c) of the Disclosure Schedule, an “Option Release Individual”).

(d)            As of the Agreement Date, the Company has reserved 6,221,605 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Equity Plan, of which 2,463,554 shares are subject to outstanding and unexercised Company Options and 192,751 shares are subject to outstanding Company RSUs, and 1,789,028 shares remain available for issuance thereunder. Section 3.2(d)-1 of the Disclosure Schedule sets forth, as of the Agreement Date, a correct and complete list of all Company Optionholders, and each Company Option, whether or not granted under the Company Equity Plan, including the number of shares of Company Capital Stock subject to each Company Option, the number of such shares that are vested or unvested, the “date of grant” of such Company Option (as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B)), the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the Tax status of such Company Option under Section 422 of the Code (or any applicable foreign Tax Law), the term of each Company Option, the plan from which such Company Option was granted (if any), whether such Company Option was granted with an “early exercise” right in favor of the holder, and the country and state of residence of such Company Optionholder. All Company Options listed on Section 3.2(d)-1 of the Disclosure Schedule that are denoted as incentive stock options under Section 422 of the Code so qualify. Section 3.2(b)-2 of the Disclosure Schedule indicates, as of the Agreement Date, which Company Optionholders are Persons that are not employees of the Company (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar Persons), including a description of the relationship between each such Person and the Company. Section 3.2(d)-3 of the Disclosure Schedule sets forth, as of the Agreement Date, a correct and complete list of all holders of Company RSUs, and each Company RSU, whether or not granted under the Company Equity Plan, including the number of shares of Company Capital Stock subject to each Company RSU, the number of such shares that are vested or unvested, the “date of grant” of such Company RSU, the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the plan from which such Company RSU was granted (if any). Effective as of immediately prior to the Effective Time, the service-based vesting requirement of all Company RSUs will be satisfied in full. The treatment of Unvested Company Shares, Company Options and Company RSUs under Section 2.1 is permitted under the Company Equity Plan, applicable Laws, and the underlying individual agreements for such equity awards.

(e)            With respect to the Company Options and Company RSUs, (i) each grant of an option was duly authorized no later than the date on which the grant of such option was by its terms to be effective by all necessary corporate action, (ii) each award of Company Options and Company RSUs has been made using the standard form award agreement under the Company Equity Plan, a correct and complete copy of which has been made available to Parent, (iii) no Company Options or Company RSUs differ in any material respect from such form agreement (other than any vesting acceleration provisions contained therein as indicated in Section 3.2(e) of the Disclosure Schedule), and (iv) there is no agreement, arrangement or understanding (written or oral) to amend, modify or supplement any such award agreement in any case from the form made available to Parent. Except as set forth on Section 3.2(d) of the Disclosure Schedule, no Company Option that was granted so as to qualify as an incentive stock option as defined in Section 422 of the Code was early exercised by the holder of such Company Option.

(f)            As of the Agreement Date, there are no authorized, issued or outstanding Company Securities other than shares of Company Capital Stock, Company Options, Company RSUs and Company Warrants. Other than as set forth on Section 3.2(a), Section 3.2(b), Section 3.2(d)-1 and Section 3.2(e) of the Disclosure Schedule, as of the Agreement Date, no Person holds any Company Securities or other Equity Interests, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or any of its Subsidiaries or a Company Security Holder is a party or by which it or its assets is bound, (i) obligating the Company or any of its Subsidiaries or such Company Security Holder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Securities or other rights to purchase or otherwise acquire any Company Securities, whether vested or unvested, or (ii) obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, call, right or Contract.

(g)            There is no Indebtedness of the Company or any of its Subsidiaries (i) granting a holder the right to vote on any matters on which any Company Security Holder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company or any of its Subsidiaries, issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).

(h)            Except as set forth on Section 3.2(h) of the Disclosure Schedule, there are no Contracts relating to voting, purchase, sale or transfer of any Company Capital Stock or Equity Interests (i) between or among the Company or any of its Subsidiaries, on one hand, and any Security Holder of the Company or any of its Subsidiaries, on the other hand, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (ii) to the Knowledge of the Company, between or among any of the Company or any of its Subsidiaries’ Security Holders. Except as set forth on Section 3.2(d) of the Disclosure Schedule, neither the Company Equity Plan nor any Contract of any character to which the Company or any of its Subsidiaries is a party to or by which the Company or any of its Subsidiaries or any of its assets is bound relating to any Company Options requires or otherwise provides for any accelerated vesting of any Company Options or the acceleration of any other benefits thereunder, in each case in connection with the transactions contemplated by this Agreement or upon termination of employment or service with the Company or any of its Subsidiaries or Parent, or any other event, whether before, upon or following the Effective Time or otherwise.

(i)            As of the Closing Date, (i) the number of shares of Company Capital Stock set forth in the Allocation Schedule as being owned by a Person, or subject to Company Options or Company Warrants owned by such Person, shall constitute the entire interest of such Person in the issued and outstanding Company Capital Stock or any other Company Securities of the Company, (ii) no Person not disclosed in the Allocation Schedule shall have a right to acquire from the Company nor any of its Subsidiaries any shares of Company Capital Stock, Company Options, Company RSUs, Company Warrants, Equity Interests or any other Company Securities and (iii) the shares of Company Capital Stock, and the Company Options, Company RSUs and Company Warrants disclosed in the Allocation Schedule shall be free and clear of any Liens.

3.3            No Other Subsidiaries; Ownership Interests.

(a)            As of the Agreement Date, the Company does not, directly or indirectly, own any Equity Interests in or any interest convertible or exchangeable or exercisable for, any Equity Interests, in, any Person. Other than as set forth on Section 3.2 of the Disclosure Schedule, no Person owns any Equity Interests in or any interest convertible or exchange or exercisable for, any Equity Interests in the Company’s Subsidiaries.

(b)            No Subsidiary of the Company owns, directly or indirectly, any Equity Interests in or any interest convertible or exchangeable or exercisable for, any Equity Interests, in, any Person.

3.4            Authority and Enforceability.

(a)            The Company has all requisite power and authority to enter into this Agreement and the Company and each Subsidiary of the Company has all requisite power and authority to enter into any Related Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Related Agreement to which the Company or any Subsidiary of the Company is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of such Person and no further corporate action is required on the part of such Person to authorize this Agreement and any Related Agreements to which such Person is a party and the transactions contemplated hereby and thereby. The Company Stockholder Approval is the only vote, approval or consent of the holders of any class or series of Company Capital Stock or any other securities of the Company that is necessary under DGCL, any of the Charter Documents or any Contracts to which the Company or any Subsidiary of the Company is a party to adopt this Agreement and each of the Related Agreements and approve the transactions contemplated hereby and thereby and to approve the Merger. This Agreement and each of the Related Agreements to which the Company or any Subsidiary of the Company is a party have been, or, as of the Effective Time shall be, duly executed and delivered by such Person and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute, or shall constitute when executed and delivered, the valid and binding obligations of such Person enforceable against it in accordance with their respective terms, subject to (A) laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and (B) general principles of equity. The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board, has (x) declared that this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, including the Merger, upon the terms and subject to the conditions set forth herein, are advisable, fair to and in the best interests of the Company and the Company Stockholders, (y) approved this Agreement in accordance with the provisions of the DGCL and (z) directed that the adoption of this Agreement and approval of the Merger be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement and approve the Merger (collectively, the “Company Board Resolutions”).

(b)            No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificates of Merger, (ii) the expiration or early termination of the applicable waiting period under the HSR Act and the expiration or termination of waiting periods or the receipt of approvals or consents required under other Antitrust Laws, and (iii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not materially and adversely affect, and would not reasonably be expected to materially and adversely affect, the Company or any of its Subsidiaries’ ability to perform or comply with the covenants, agreements or obligations of the Company or any of its Subsidiaries herein or to consummate the transactions contemplated by this Agreement in accordance with this Agreement and applicable Law.

(c)            The Company and each of its Subsidiaries, the Board and the Company Stockholders have taken all actions such that the restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the Charter Documents shall not be applicable to any of Parent, the Company or the Surviving Corporation or to the execution, delivery or performance of the transactions contemplated by this Agreement, including the consummation of the Merger or any of the other transactions contemplated by this Agreement.

3.5            No Conflict. The execution and delivery by the Company of this Agreement and any Related Agreement to which the Company or any of its Subsidiaries is a party, and the consummation of the transactions contemplated hereby and thereby, shall not (a) conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to, any payment obligation, or a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the Charter Documents, (ii) any Material Contract, or (iii) any Law or Order applicable to the Company or any of its Subsidiaries or any of their respective properties or assets (whether tangible or intangible), except, in the case of clause (ii) or (iii), as would not reasonably be expected to result in a Material Adverse Effect to the Company, or (b) result in the creation of any Lien (other than a Permitted Lien) on any of the material assets of the Company or any of its Subsidiaries or any of the shares of Company Capital Stock or Equity Interests of the Company or any of its Subsidiaries. Section 3.5 of the Disclosure Schedule sets forth all notices, consents, waivers and approvals of parties to any Material Contracts with the Company or any of its Subsidiaries that are required thereunder in connection with the Merger, or for any such Material Contract to remain in full force and effect without limitation, modification or alteration immediately after the Closing so as to preserve all rights of, and benefits to, the Company or any of its Subsidiaries under such Material Contracts from and after the Closing. Immediately following the Closing, the Company and each of its Subsidiaries shall continue to be permitted to exercise all of its rights under the Material Contracts without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company would otherwise be required to pay pursuant to the terms of such Material Contracts had the transactions contemplated by this Agreement not occurred.

3.6          Company Financial Statements; No Undisclosed Liabilities.

(a)            The Company has delivered to Parent correct and complete copies of (i) the consolidated unaudited financial statements of the Company and its Subsidiaries as of December 31, 2019 and for the twelve (12) month period then ended (including balance sheets, statements of income and statements of cash flows) and (ii) the consolidated unaudited financial statements of the Company and its Subsidiaries as of December 31, 2020 and for the twelve (12) month period then ended (including balance sheets, statements of income and statements of cash flows) ((i) and (ii) collectively, the “Financials”), which are included as Section 3.6(a) of the Disclosure Schedule. The Financials (A) are derived from and in accordance with the books and records of the Company, (B) complied as to form with applicable accounting requirements with respect thereto as of their respective dates, (C) fairly and accurately present in all material respects the consolidated financial condition of the Company at the dates therein indicated and the consolidated results of operations and cash flows of the Company for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate are or shall be material in amount), and (D) were prepared in accordance with GAAP, except for the absence of footnotes in the unaudited Financials, applied on a consistent basis throughout the periods indicated and consistent with each other.

(b)            None of the Company nor any of its Subsidiaries has any Liabilities of any nature other than (i) those set forth on or adequately provided for on the balance sheet (the “Current Balance Sheet”) included in the Financials as of February 28, 2021 (the “Balance Sheet Date”), (ii) those incurred in the conduct of the Company’s or its Subsidiaries’ business since the Balance Sheet Date in the Ordinary Course of Business that are of the type that ordinarily recur and do not result from any breach of Contract, warranty, infringement, tort or violation of Law, (iii) those incurred by the Company or any of its Subsidiaries in connection with the execution of this Agreement (including Transaction Expenses) and (iv) those arising under the terms of Material Contracts (other than the payment of liquidated damages or arising as a result of a default or breach thereof). Except for Liabilities reflected in the Financials, none of the Company nor any of its Subsidiaries has any off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company or any of its Subsidiaries. None of the Company nor any of its Subsidiaries has ever guaranteed any debt or other obligation of any other Person. All reserves that are set forth in or reflected in the Current Balance Sheet have been established in accordance with GAAP consistently applied.

(c)            Section 3.6(c) of the Disclosure Schedule sets forth a correct and complete list of all Indebtedness of the Company and each of its Subsidiaries, including, for each such item of Indebtedness, the agreement governing the Indebtedness, any assets securing such Indebtedness and any prepayment or other penalties payable in connection with the repayment of such Indebtedness at the Closing.

(d)           The Company and each of its Subsidiaries has established and maintains a system of internal accounting controls reasonably designed to provide reasonable assurances (i) that transactions, receipts and expenditures of the Company and each of its Subsidiaries is being executed and made only in accordance with appropriate authorizations of management and the Board, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and each of its Subsidiaries and (iv) that the amount recorded for assets on the books and records of the Company and each of its Subsidiaries is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any current or former employee, consultant or director of each of the Company and its Subsidiaries, has identified or been made aware of any fraud, whether or not material, that involves the Company or any of its Subsidiaries’ management or other current or former employees, consultants or directors of the Company or any of its Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any of its Subsidiaries, or any claim or allegation regarding any of the foregoing. None of the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any Representative of the Company or any of its Subsidiaries has received any material complaint, allegation, assertion or claim, in writing regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or its internal accounting controls or any material inaccuracy in the Company or any of its Subsidiaries’ financial statements. No attorney representing the Company or any of its Subsidiaries has reported to the Board or any committee thereof or to any director or officer of the Company or any of its Subsidiaries evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or their Representatives. There are no significant deficiencies or material weaknesses in the design or operation of the Company or any of its Subsidiaries’ internal controls that could materially and adversely affect the Company or any of its Subsidiaries’ ability to record, process, summarize and report financial data. At the Balance Sheet Date, there were no material loss contingencies (as such term is used in Statement of Financial Accounting Standards No. 5 (“Statement No. 5”) issued by the Financial Accounting Standards Board in March 1975) that are not adequately provided for in the Current Balance Sheet as required by Statement No. 5. There has been no material change in the Company or any of its Subsidiaries’ accounting policies the past three (3) years, except as described in the Financials. No Acquired Company holds any cash outside of the United States.

3.7        No Changes. Since the Balance Sheet Date through the Agreement Date: (a) the Company and each of its Subsidiaries has conducted its business only in the Ordinary Course of Business; (b) there has not occurred a Material Adverse Effect with respect to the Company or any of its Subsidiaries; and (c) none of the Company nor any of its Subsidiaries has taken any action that, if taken after the Agreement Date, would constitute a breach of, or require the consent of Parent under Section 6.1 or Section 6.2.

3.8          Tax Matters.

(a)            General Tax Matters.

(i)             Each of the Acquired Companies has (A) prepared and filed all of its Tax Returns, and such Tax Returns are true, correct, and complete in all material respects and (B) timely paid all Taxes required to be paid by it (whether or not shown on a Tax Return). None of the Acquired Companies is a beneficiary of any extension of time within which to file any Tax Return other than pursuant to customary extensions of the due date for filing a Tax Return obtained in the Ordinary Course of Business of not more than six months.

(ii)            Each of the Acquired Companies has (A) withheld or collected with respect to its Employees, stockholders, independent contractors, customers and other third parties, all Taxes and social security charges and similar fees, Federal Insurance Contribution Act amounts, Federal Unemployment Tax Act amounts and other Taxes required to be withheld or collected, and has timely paid over any such Taxes and other amounts to the appropriate Governmental Entity in accordance with applicable Law, (B) complied in all material respects with respect to filing correct and complete information Tax Returns to the extent required to be filed by the Acquired Companies with respect thereto, and (C) otherwise complied in all material respects with all applicable Laws relating to the payment, withholding, deduction, collection and remittance of Taxes.

(iii)          There is no Tax deficiency outstanding, assessed or proposed in writing against any of the Acquired Companies, and none of the Acquired Companies has executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax and no request for any such waiver or extension has been filed or is currently pending.

(iv)         No audit or other examination of any Tax Return of the Acquired Companies is presently in progress, nor have the Acquired Companies been notified in writing of any request for such an audit or other examination. No written claim has ever been made by any Tax authority in a jurisdiction where the Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to Tax, or required to file Tax Returns, in that jurisdiction. No adjustment relating to any Tax Return filed by an Acquired Company has been proposed in writing, or orally to the Knowledge of the Company, by any Tax authority. None of the Acquired Companies is a party to or bound by any closing or other agreement or ruling with any Governmental Entity with respect to Taxes. There are no matters relating primarily to Taxes currently under discussion between any Tax authority and an Acquired Company.

(v)           As of the Balance Sheet Date, none of the Acquired Companies has any liabilities for unpaid Taxes which have not been accrued or reserved on the Current Balance Sheet, whether asserted or unasserted, contingent or otherwise, and none of the Company nor any of its Subsidiaries has incurred any liability for Taxes other than in the Ordinary Course of Business (or recognized any extraordinary gain) since the Balance Sheet Date.

(vi)         The Company has delivered to Parent correct and complete copies of all income, sales and use, value-added and other material Tax Returns filed by the Acquired Companies for all taxable periods ending after December 31, 2016 and all examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of Taxes of the Acquired Companies. Section 3.8(a)(vi) of the Disclosure Schedules sets forth each jurisdiction where each of the Acquired Companies will be required to file an income Tax Return following the Closing with respect to any Pre-Closing Tax Period. No power of attorney with respect to Taxes has been granted with respect to the Acquired Companies that will remain in force after the Closing Date.

(vii)         There are no Liens on the assets of the Acquired Companies relating or attributable to Taxes, other than Liens for Taxes not yet due and payable.

(viii)         None of the Acquired Companies has been, during the applicable period provided in Section 897(c)(1)(A)(ii) of the Code, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(ix)        During the past two years, none of the Acquired Companies has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax free treatment under Section 355 of the Code.

(x)            None of the Acquired Companies has (i) participated in any “reportable transaction” as defined in Section 6707A(c) of the Code or the Treasury Regulations promulgated thereunder, (ii) engaged in any transaction that would reasonably be likely to require the filing of an IRS Schedule UTP (determined without regard to any asset threshold that may avoid the requirement of filing such schedule) or (iii) consummated or participated in any transaction which was or is a “tax shelter” transaction, as defined in Section 6662 or Section 6111 of the Code or the United States Treasury Regulations promulgated thereunder. None of the Acquired Companies has taken a position on any Tax Return that could reasonably be expected to give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision of state, local or non-U.S. Tax Law).

(xi)         None of the Acquired Companies, nor any predecessor of the Acquired Companies has (A) ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than an affiliated group of which the Company is the parent), (B) ever been a party to, or bound by, any Tax sharing, indemnification, reimbursement or allocation agreement, or owes any amount under any such agreement other than any such agreement entered into in the Ordinary Course of Business the primary purpose of which is not Taxes, (C) any potential liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by operation of Law, by contract, or otherwise (other than any such contract or arrangement entered into in the Ordinary Course of Business the primary purpose of which is not Taxes), or (D) ever been a party to any joint venture, partnership or other agreement that is properly treated as a partnership for Tax purposes.

(xii)          None of the Acquired Companies, nor Parent as a result of its acquisition of the Acquired Companies, will be required to include any income or gain or exclude any deduction or loss from taxable income for any Tax period or portion thereof ending after the Closing in an amount greater than the Company’s net operating losses as of the Closing Date that are available to offset Company taxable income after the Closing Date as a result of (A) any adjustment under Section 481 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law) by reason of a change in a method of accounting, or use of an improper method of accounting or otherwise (including as a result of the transactions contemplated by this Agreement) for a taxable period that ends on or prior to the Closing Date, (B) any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Law) entered into on or prior to the Closing Date, (C) any intercompany transaction (including any intercompany transaction subject to Section 367 or 482 of the Code) or excess loss account described in the Treasury Regulations promulgated pursuant to Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) with respect to a transaction occurring before the Closing, (D) any installment sale or open transaction disposition made on or prior to the Closing Date, or (E) any deferred revenue or prepaid amount received on or prior to the Closing Date outside the Ordinary Course of Business. The Company has not made an election under Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

(xiii)         Each of the Acquired Companies uses the cash method of accounting for income Tax purposes.

(xiv)         None of the Acquired Companies has, or has ever had, a permanent establishment (as defined in any applicable Tax treaty or convention) or an office or fixed place of business, in any country other than the country in which it is organized.

(xv)        None of the Acquired Companies has ever (i) participated in an international boycott as defined in Section 999 of the Code, (ii) been subject to any accumulated earnings Tax or personal holding company Tax, (iii) had branch operations in any foreign country, or (iv) been party to a gain recognition agreement under Section 367 of the Code. None of the Acquired Companies has transferred any intangible property the transfer of which would be subject to the rules of Section 367(d) of the Code. No Tax ruling, clearance or consent has been issued to the Acquired Companies, and none of the Acquired Companies has applied for any Tax ruling, clearance or consent. None of the Acquired Companies has entered into any Contract or arrangement with any Governmental Entity that requires it to take any action or to refrain from taking any action relating to Taxes. To the extent required by applicable Law, each of the Acquired Companies has timely filed all reports and have created or retained all records required under Sections 6038, 6038A, 6038B, 6038C, 6046 and 6046A of the Code (and any comparable provisions of any non-U.S. Tax Law).

(xvi)         All transactions and agreements entered into between the Acquired Companies and any related parties have been made on arm’s length terms. Each of the Acquired Companies has properly and in a timely manner documented its transfer pricing methodologies in compliance with the Code and the United States Treasury Regulations thereunder, including Section 482 and Treasury Regulations Section 1.6662-6, and any comparable provisions of any state, local or non-U.S. Laws (including, with respect to PlushCare Technologies Canada, Inc., section 247 of the Income Tax Act (Canada)).

(xvii)     Section 3.8(a)(xvii) of the Disclosure Schedule lists all Tax holidays and similar Tax benefits which have current applicability to the Acquired Companies. The Company has made available to Parent all documentation relating to such Tax holidays and similar Tax benefits. The Acquired Companies are currently in compliance in all material respects with the requirements for any such Tax holidays and similar Tax benefits and have been in compliance in all material respects since such holiday or benefit was originally claimed by the applicable Acquired Company. To the Knowledge of the Company, no Tax holiday or similar Tax benefit of the Acquired Companies will terminate or be subject to recapture or clawback by reason of the transactions contemplated by this Agreement.

(xviii)        The Company is and always has been a domestic corporation taxable under subchapter C of the Code for U.S. federal income Tax purposes. Section 3.8(a)(xviii) of the Disclosure Schedule sets forth the entity classification of each of the other Acquired Companies for U.S. federal income Tax purposes.

(xix)         No Company Security is a “covered security” within the meaning of Section 6045(g) of the Code, nor are there any shares of Company Capital Stock were issued in connection with the performance of services and subject to vesting for which no valid and timely election was filed pursuant to Section 83(b) of the Code. The Company has delivered or made available to Parent correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate IRS Center with respect to any Restricted Shares or other property that was initially subject to a vesting arrangement or other “substantial risk of forfeiture” within the meaning of Section 83 of the Code issued by any of the Acquired Companies to any of employees, non-employee directors, consultants or other service providers.

(xx)          Each of the Acquired Companies has collected, remitted and reported to the appropriate Tax authority all material sales, use, value added, excise and similar Taxes required to be so collected, remitted or reported pursuant to all applicable Tax Laws. The Company and each of its Subsidiaries has complied in all material respects with all applicable Laws relating to record retention (including to the extent necessary to claim any exemption from Tax collection and maintaining adequate and current resale certificates to support any such claimed exemption).

(xxi)        None of the Acquired Companies has (i) deferred, extended or delayed the payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) failed to properly comply with and duly account for all credits received under Sections 7001 through 7005 of the Families First Coronavirus Response Act (Public Law 116-127) and Section 2301 of the CARES Act, (iii) deferred any payroll tax obligations (including those imposed by Section 3101(a) and 3201 of the Code) (for example, by failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the Treasury Regulations promulgated thereunder) pursuant to or in connection with the Payroll Tax Executive Order, or (iv) sought, or intends to seek, a covered loan under Section 7(a)(36) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

(xxii)        Prior to the date hereof, the Company and each of its Subsidiaries (A) has not had a policy or practice of filing, and to the Knowledge of the Company has not filed, IRS Form W-2 Wage and Tax Statements (or state law equivalents) with respect to individuals for the performance of delivery services and (B) has had a practice of requiring, and to the Knowledge of the Company has required, that any individual who will perform delivery services for the Company or any of its Subsidiaries enter into a contract stating that such contract establishes an independent contractor relationship and not an employment relationship.

(xxiii)       PlushCare Technologies Canada, Inc. is a “controlled foreign corporation” as defined in Section 957 of the Code and has never been a “passive foreign investment company” within the meaning of Section 1297 of the Code with respect to the Company. PlushCare Technologies Canada, Inc. does not own any “United States property” as defined in Section 956 of the Code. The Company would not be required to include any amount as income under Sections 951 or 951A of the Code if the taxable year of PlushCare Technologies Canada, Inc. were deemed to close on the Closing Date.

(xxiv)     There are no circumstances existing which could result in the application to PlushCare Technologies Canada, Inc. of sections 78, 80, 80.01, 80.02, 80.03, 80.04 of the Income Tax Act (Canada) or any analogous provision of any comparable Law of any province or territory of Canada.

(xxv)      PlushCare Technologies Canada, Inc. has charged, collected and remitted on a timely basis all Taxes as required by applicable Law (including Part IX of the Excise Tax Act (Canada) or the retail sales tax legislation of any province or territory of Canada and any non-Canadian jurisdiction) on any sale, supply or delivery whatsoever, made by it.

(xxvi)       Notwithstanding anything to the contrary in this Section 3.8, the Company makes no representations as to the amount of, or limitations on the use after the Closing Date, of any net operating losses, capital losses, deductions, Tax credits and other similar items of the Acquired Companies.

(b)            Tax Matters related to Compensation. Section 3.8(b) of the Disclosure Schedule lists all service providers of the Company and each of its Subsidiaries who are reasonably believed by the Company to be “disqualified individuals” (within the meaning of Section 280G of the Code). Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or together with any other event) result in any payment or benefit that would be, individually or in combination with any other payment or benefit, characterized or reasonably expected to be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of Tax law). There is no contract, agreement, plan or arrangement to which the Company or any ERISA Affiliate is a party or by which it is bound to compensate any Employee for Taxes paid pursuant to Section 4999 of the Code and the regulations thereunder or any similar state Law. Other than the Restricted Shares, none of the shares of outstanding capital stock of the Company is subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code.

(c)            409A Compliance. Any nonqualified deferred compensation plan to which the Company is a party is and has been in material documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance issued with respect thereto. The per share exercise price for each Company Option is no less than the fair market value of a share of Company Common Stock on the date of grant (and as of any later modification thereof) within the meaning of Section 409A of the Code and as determined in a manner consistent with Code Treas. Reg. 1.409A-1(b)(5)(iv)(B(2)(i). No compensation is includable in the gross income of any Employee as a result of Section 409A of the Code with respect to any arrangements or agreements covering any Employee. There is no contract, agreement, plan or arrangement to which the Company or any ERISA Affiliate is a party or by which it is bound to compensate any Employee for Taxes paid pursuant to Section 409A of the Code and the regulations thereunder or any similar state Law.

3.9         Compliance with Regulation D

The Company is aware that the Parent Common Stock to be issued pursuant to the transactions contemplated by this Agreement shall constitute “restricted securities” within the meaning of the Securities Act. At no time was any Company Stockholder solicited by means of general advertising or general solicitation in connection with this Agreement or the transactions contemplated by this Agreement.

3.10       Title to Properties; Absence of Liens; Condition and Sufficiency of Assets.

(a)            None of the Company nor any of its Subsidiaries owns any real property.

(b)         Section 3.10(b) of the Disclosure Schedule sets forth a list, as of the Agreement Date, of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to all real property currently leased, subleased or licensed by or from the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries for the operation of its business (the “Leased Real Property”), including all amendments, terminations and modifications thereof (“Lease Agreements”), and there are no other Lease Agreements for real property affecting the Leased Real Property or to which the Company or any of its Subsidiaries is bound. There is not, under any of such Lease Agreements, any existing default (or event which with notice or lapse of time, or both, would constitute a default) which would be material to the operation of the business of the Company or any of its Subsidiaries, and no rent is past due. The Lease Agreements are valid and effective in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. None of the Company nor any of its Subsidiaries has received any written notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any such Lease Agreement, which has not been fully remedied and withdrawn.

(c)            Each of the Company and its Subsidiaries has good title to, or valid leasehold interest in all of its material properties, and interests in properties and assets, real and personal, reflected on the Current Balance Sheet or acquired after the Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Balance Sheet Date in the Ordinary Course of Business), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford each of the Company and its Subsidiaries, as applicable, valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Liens, except Permitted Liens.

(d)           All material machinery, equipment, and other tangible assets of the Acquired Companies (other than real property) currently being used in the conduct of the business of the Acquired Companies have been maintained in all material respects in accordance with generally accepted industry practice (giving due account to the age and length of use and ordinary wear and tear), are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put. No maintenance of such assets has been materially deferred by the Acquired Companies.

3.11        Intellectual Property.

(a)            Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(i)          “Affiliated Medical Group” shall mean each Person subject to a management services agreement to which the Company is a party and any other medical or other learned profession practice to which the Company provides management, administrative or support services.

(ii)        “Company IP” shall mean (i) all Technology and Intellectual Property Rights in the Company Products, and (ii) all Company Owned IP.

(iii)        “Company Owned IP” shall mean any and all Intellectual Property Rights, including Registered IP that are owned or purported to be owned by the Company or any of its Subsidiaries.

(iv)         “Company Products” shall mean all products and services that have been or are as of the Agreement Date commercially provided, made available, marketed, distributed, offered online, offered for sale, sold, leased, loaned, or licensed by or on behalf of the Company or any of its Subsidiaries, (including through resellers and other channel partners), and any product or service currently under development by or on behalf of the Company or any of its Subsidiaries that are scheduled for commercial release within sixty (60) days following the Closing Date.

(v)           “Company Software” means the software that embodies any Company Owned IP.

(vi)          “Company Source Code” shall mean any software source code owned or purported to be owned by the Company or any of its Subsidiaries.

(vii)         “Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “malware,” or “worm” (as such terms are commonly understood in the software industry) or any other code, software routines, or hardware components designed or intended to have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or permitting or causing unauthorized access to, a system, network, or other device or any information contained thereon or processed thereby; or (ii) damaging or destroying any data or file without the user’s consent.

(viii)       “Customer Data” means any and all Personal Information (a) collected by the Company or any of its Subsidiaries which either (i) identifies a Company customer or its employees, contractors, visitors or users, (ii) is unique to such customer or its employees, contractors, visitors or users or (iii) could provide insight into such employees, contractors, users’ or visitors’ behavior if analyzed, aggregated or otherwise examined or (b) collected, accessed, held, used, stored, adapted, displayed, distributed or otherwise processed by the Company or any Subsidiary for or on behalf of a customer, employee, contractor or user.

(ix)         “GDPR” means Regulation (EU) 2016/679 (General Data Protection Regulation) of the European Parliament and of the Council on the protection of natural persons with regard to the processing of Personal Information and on the free movement of Personal Information as currently in effect and as may be amended from time to time.

(x)            “Health Care Law” means all applicable federal, state, provincial, local, and foreign health care Laws, including: (i) fraud and abuse laws, such as the 31 U.S.C. §§ 3729 et seq.(civil False Claims Act), 42 U.S.C. § 1320a-7b(a) (criminal false statements), 42 U.S.C. § 1320a-7b(b) (anti-kickback statute), 42 U.S.C. § 1320a-7 (the exclusion law), 42 U.S.C. § 1320a-7a (the civil monetary penalties statute), 42. U.S.C. § 1320a-7a(a)(5) (the beneficiary inducement statute), 18 U.S.C. §§ 286, 287, 1347 and 1349 (criminal health care fraud statutes); (ii) the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Affordability Reconciliation Act of 2010; (iii) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395lll (the Medicare statute); (iv) Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396w-5 (the Medicaid statute); (v) Laws relating to the corporate practice of medicine and other health care professions, the provision of management or administrative services in connection with practice of medicine and other health care professions, employment of professionals by non-professionals, professional fee splitting; (vi) any Laws pertaining to standards of professional conduct; (vii) any Laws pertaining to licensing, certification, accreditation; (viii) any Laws related to the billing, submission, or collection of claims or payments, or the provision of management or administrative services, in connection therewith by the Company; (ix) any Laws related to medical records; (x) any Law relating to the delivery of prescription medicines; (xi) any Law related to prescription drug discount programs, including any state law requiring the registration or licensure of such programs; (xii) any Law relating to the provision of telemedicine, telehealth or other health care services. Health Care Law excludes Privacy and Security Laws.

(xi)        “Intellectual Property Rights” shall mean all rights in, arising out of, or associated with Technology and intellectual property rights, including: (i) rights in, arising out of, or associated with works of authorship, including without limitation rights granted under US federal and state law and under the law of any other jurisdiction; (ii) rights in, arising out of, or associated with databases; (iii) rights in, arising out of, or associated with inventions, including without limitation rights granted under the Patent Act (“Patent Rights”); (iv) rights in, arising out of, or associated with trademarks, service marks, trade dress and trade names including without limitation rights granted under U.S. Federal and state law and under the law of any other jurisdiction; (v) rights in, arising out of, or associated with confidential information and trade secrets, including without limitation rights described under the Uniform Trade Secrets Act; (vi) rights of attribution and integrity and other moral rights of an author; (vii) rights in, arising out of, or associated with a person’s name, voice, signature, photograph, or likeness, including without limitation rights of personality, publicity or similar rights; (viii) rights in, arising out of, or associated with domain names; and (ix) any similar laws arising in any jurisdiction in the world.

(xii)         “Open Source Material” shall mean any software or other materials that are distributed as “free software” or “open source software” (as such terms are commonly understood in the software industry), including software code or other materials that are licensed under a Creative Commons License, open database license, the Mozilla Public License, the GNU General Public License, GNU Lesser General Public License, Common Public License, Apache License, BSD License, or MIT License and all other licenses identified by the Open Source Initiative as “open source licenses (such licenses or agreements are collectively, “Open Source Licenses”).

(xiii)      “Personal Information” means (i) data in the possession, care, custody or control of the Company or any of its Subsidiaries (or a third party on or on behalf of the Company or any of its Subsidiaries), which could be used to identify or is otherwise associated with an individual person, including name, address, telephone number, electronic mail address, medical or health information, identification number, health insurance information, location data, an online identifier, bank account number, credit card number, one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity or any other data which may be used to identify an individual and (ii) any other information which is classified as “personal data,” “personal information,” “personally identifiable information” (or similar term) under the Security Policies, Privacy Statement, or applicable Laws, including the Privacy and Security Laws; and (iii) Protected Health Information.

(xiv)         “Privacy and Security Laws” means all applicable Laws regarding the Processing of Personal Information, including those, to the extent applicable, concerning the privacy, security, confidentiality, integrity or availability of Personal Information or other tracking of online consumer behaviors including without limitation federal, state, provincial or foreign laws or regulations regarding: a) data privacy and information security, (b) data breach notification (as applicable), (c) unfair or deceptive practices, (d) trespass, computer crime and other Laws governing unauthorized access to or use of Personal Information, (e) communications via email, telephone, or text message, and (f) online behavioral advertising. “Privacy and Security Laws” shall include, to the extent applicable, the Health Insurance Portability and Accountability Act (HIPAA) as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH) and its associated privacy and security rules, data breach notification Laws, social security number protection laws, the General Data Protection Regulation (GDPR), Telephone Consumer Protection Act (TCPA), the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003, Payment Card Industry Data Security Standards and programs (PCI-DSS), the Federal Trade Commission Act, Canada’s Personal Information Protection and Electronic Documents Act, the Gramm Leach Bliley Act (GLBA), the Fair Credit Reporting Act (FCRA), the Fair and Accurate Credit Transactions Act (FACTA), the California Consumer Privacy Act of 2018 (CCPA), the Children's Online Privacy Protection Act of 1998, and federal, state and foreign laws that regulate unfair or deceptive acts and consumer protection.

(xv)          “Privacy Statements” means, collectively, all of the Company’s and its Subsidiaries’ internal privacy policies, privacy statements made to customers, publicly posted privacy policies (including if posted on or in connection with the Company’s or its Subsidiaries’’ products and services) and any other representation or statement by Company regarding receipt, collection, monitoring, maintenance, modification, hosting, creation, processing, transmission, use, analysis, privacy, disclosure, confidentiality, storage, retention, disposal, Processing or security of Personal Information.

(xvi)       “Process or Processing” shall mean any collection, use, disclosure retention, storage, disposal, transfer, security, protection, or other processing of data.

(xvii)       “Protected Health Information” shall have the meaning set forth in as defined under the Health Insurance Portability and Accountability Act (“HIPAA”).

(xviii)        “Registered IP” shall mean domain names and all Intellectual Property Rights that are the subject of an application, certificate, filing, registration, or other document issued by, filed with, or recorded by, any state, government, or other public legal authority at any time in any jurisdiction, including without limitation, all applications, reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations, and continuations-in-part associated with patents.

(xix)         “Security Policies” has the meaning set forth in Section 3.11(r)(iii).

(xx)         “Shrink-Wrap Software” shall mean any generally commercially available software in executable code or hosted form that is available for an annual cost of not more than $15,000 in the aggregate for all users and work stations and not distributed by the Company or any of its Subsidiaries or incorporated into or used in the Company Products.

(xxi)        “Technology” shall mean all forms of technology and content, including any or all of the following: (A) published and unpublished works of authorship, including without limitation audiovisual works, collective works, computer programs or software (whether in source code or executable form), documentation, compilations, databases, derivative works, literary works, maskworks, websites, and sound recordings; (B) inventions (whether or not patentable), discoveries, improvements, business methods, compositions of matter, machines, methods, and processes and new uses for any of the preceding items; (C) information that is not generally known or readily ascertainable through proper means, whether tangible or intangible, including without limitation algorithms, customer lists, ideas, designs, formulas, know-how, methods, processes, programs, prototypes, systems, and techniques; (D) databases, data compilations and collections and technical data; and (E) devices, prototypes, designs and schematics (whether or not any of the foregoing is embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

(b)            Registered IP. Section 3.11(b)(1) of the Disclosure Schedule lists, as of the Agreement Date: (i) each item of Registered IP which is owned, filed in the name of, or purported to be owned by the Company or any of its Subsidiaries or subject to a valid obligation of assignment to the Company or any Subsidiary (whether owned exclusively, jointly with another Person, or otherwise) (“Company Registered IP”); (ii) any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest; (iii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration and application numbers, (iv) the filing date, and issuance/registration/grant date; and (v) a brief description of the prosecution status thereof. Section 3.11(b)(2) of the Disclosure Schedule lists, as of the Agreement Date: (y) any formal actions that must be taken by the Company or any of its Subsidiaries within ninety (90) days of the Closing Date with respect to any Company Registered IP, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates, and (z) any Legal Proceedings before any court or tribunal (including the United States Patent and Trademark Office (the “PTO”), the U.S. Copyright Office, or equivalent authority anywhere in the world) to which the Company or any of its Subsidiaries is a party and in which claims are raised relating to the validity, enforceability, scope, ownership or infringement of any of the Company Registered IP. All necessary registration, maintenance and renewal fees in connection with the Company Registered IP that are or shall be due for payment on or before the Closing Date have been or shall be timely paid and all necessary documents and certificates in connection with such Company Registered IP that are or shall be due for filing on or before the Closing Date have been or shall be timely filed with the PTO or other relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered IP. To the maximum extent provided for by, and in accordance with, applicable Laws, each of the Company and its Subsidiaries has recorded each assignment of Registered IP with each relevant Governmental Entity, in accordance with applicable Laws. The Company has made available to Parent correct and complete copies of all applications, correspondence and other material documents related to each such item of Registered IP.

(c)          Title, Validity and Enforceability. Each Acquired Company exclusively own all right, title, and interest to and in the Company Owned IP free and clear of all Liens (other than Permitted Liens). All Company Registered IP is subsisting and (except with respect to applications, which are validly applied for) enforceable and, to the Knowledge of the Company, valid.

(d)            Contracts.

(i)            Section 3.11(d)(i) of the Disclosure Schedule lists, as of the Agreement Date, all licenses or Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound pursuant to which any material Intellectual Property Right or Technology is licensed to the Company or any of its Subsidiaries (other than (A) non-exclusive software licenses or software-as-a-service agreements with respect to Shrink-Wrap Software and Open Source Materials, (B) nondisclosure agreements entered in the Ordinary Course of Business, and (C) licenses of Intellectual Property Rights that are contained in a Standard Form Agreement without material deviation from the Intellectual Property Rights provisions set forth therein), (collectively “Inbound Licenses”).

(ii)           Section 3.11(d)(ii) of the Disclosure Schedule lists, as of the Agreement Date, each license or Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound pursuant to which the Company or any of its Subsidiaries has granted to any Person any license under, agreed not to assert or enforce, or in which any Person has otherwise received or acquired any right (whether or not currently exercisable) or interest in, any Company Owned IP (other than (A) nondisclosure agreements entered in the Ordinary Course of Business; (B) nonexclusive licenses to provide the Company Products to the Company or any of its Subsidiaries’ customers entered in the Ordinary Course of Business; (C) access or licenses to Company IP granted to Company Employees, consultants, and independent contractors pursuant to Personnel Agreements; and (D) incidental licenses to the Company Owned Intellectual Property included in a vendor, supplier or partnership agreement, which are granted for the purpose of performing services for the Company under such agreement) (collectively, “Outbound Licenses”).

(iii)           The Company has made available to Parent a correct and complete copy of each standard form of Contract used by each of the Company and any of its Subsidiaries at any time in connection with its business, including (as applicable) each of its unmodified standard forms of: (A) employee agreement containing any assignment or license of Intellectual Property Rights or any confidentiality provision; (B) consulting or independent contractor agreement containing any assignment or license of Intellectual Property Rights or any confidentiality provision; (C) confidentiality or nondisclosure agreement; (D) customer contract providing for non-exclusive use of or access to the Company Products (collectively, the “Standard Form Agreements”).

(e)            Company Owned IP. Each of the Company and its Subsidiaries has the exclusive right to bring infringement actions with respect to the Company Owned IP. Neither the Company nor any of its Subsidiaries has (A) transferred full or partial ownership of, or granted any exclusive license with respect to, any Intellectual Property Rights that are or, as of the time of such transfer or exclusive license were, owned or purported to be owned by the Company and material to the Company, its Subsidiaries or to any other Person; or (B) permitted Intellectual Property Rights that are or, were at the time, owned or purported to be owned by the Company and material to the Company or its Subsidiaries to enter into the public domain, other than permitting any Intellectual Property Rights to lapse in the reasonable business judgment of the Company or any of its Subsidiaries.

(f)            Development of Company IP. Neither the Company nor any Subsidiary has jointly developed any Company IP with any other Person with respect to which such other Person has retained any rights in the developed subject matter. Without limiting the generality of the foregoing:

(i)             Each Person who is or was an employee, consultant or contractor of the Company or any Subsidiary and that was involved in the development of any Technology or Intellectual Property Rights for or on behalf of the Company or its Subsidiaries has signed a valid, enforceable agreement (A) containing an assignment to the Company or such Subsidiary of such Person’s rights, title and interest in and to the resulting Technology and Intellectual Property Rights and a waiver of such Person’s non-assignable rights (including moral rights), and (B) which also contains customary confidentiality provisions protecting the rights of the Company or such Subsidiary in trade secrets and other Company or Subsidiary proprietary information (such agreements, the “Personnel Agreements”). The Company or such Subsidiary and all other parties thereto are in compliance in all material respects with the provisions of the Personnel Agreements.

(ii)           No current or former member, manager, officer, director, consultant, contractor or employee of the Company or any Subsidiary (A) has made any written claim of ownership, or, to the Knowledge of the Company, any oral claim of ownership with respect to any Company Owned IP, or (B) has any claim, right (whether or not currently exercisable) or interest to or in any Company Owned IP.

(iii)          To the Knowledge of the Company, no current or former employee of the Company or any Subsidiary is: (A) bound by or otherwise subject to any Contract with a third Person restricting such employee from performing (or in the case of former employees, having performed) such employee’s duties for the Company or such Subsidiary; or (B) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to his/her activities as an employee or contractor of the Company or such Subsidiary.

(iv)       No funding, facilities or personnel of any Governmental Entity or any public or private university, college or other educational or research institution were used directly to develop or create, in whole or in part, any Technology or Intellectual Property Right for or on behalf of the Company or its Subsidiaries.

(g)          Standards Bodies. Neither the Company nor any of its Subsidiaries is, nor has ever been, a member or promoter of, or a contributor to, any industry standards body or any similar organization that requires or obligates the Company or its Subsidiaries to grant or offer to any other Person any license or right to any Company Owned IP. Neither the Company nor any of its Subsidiaries is a party to any Contract with a standards body or any similar organization involving the license to the Company or its Subsidiaries of “standards essential” Technology or Intellectual Property Rights, and neither the Company nor any Subsidiary has reasonable basis to believe that in the absence of such Contract, it has any Liability therefor.

(h)           Protection of Trade Secrets. The Company and its Subsidiaries have taken reasonable steps and precautions necessary to maintain the confidentiality of, and otherwise protect and enforce its rights in, all proprietary and confidential information that the Company and its Subsidiaries hold, or purport to hold, as a trade secret or maintains, or purport to maintain, as confidential.

(i)         Enforcement. To the Company’s Knowledge no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company Owned IP. Section 3.11(i) of the Disclosure Schedule lists (and the Company has made available to Parent a correct and complete copy of) each letter or other written or electronic communication or correspondence or claim that has been sent or otherwise delivered to any other Person by the Company, any Subsidiary, or any of their representatives, regarding any actual, alleged or suspected infringement or misappropriation of any Company Owned IP.

(j)         Non-Infringement. The operation of the business of the Company and its Subsidiaries as currently conducted or as currently contemplated by the Company and its Subsidiaries to be conducted by the Company and its Subsidiaries during the ninety (90) day period following the Closing Date, including the design, development, use, import, branding, advertising, promotion, marketing, sale, provision, and licensing out of any Company Product, has not and does not infringe, violate or misappropriate, any Intellectual Property Rights of any Person, or constitute unfair competition or trade practices under the laws of any jurisdiction. Without limiting the generality of the foregoing:

(i)             No infringement, misappropriation, or similar claim or Legal Proceeding involving or relating to any Intellectual Property Rights of another Person (a “Claimant”) is pending or, to the Knowledge of the Company, currently threatened against the Company or its Subsidiaries or, to the Knowledge of the Company, against any other Person, in each case, alleging that the Claimant is entitled to be indemnified, defended, held harmless or reimbursed by the Company or its Subsidiaries.

(ii)            Neither the Company nor any Subsidiary has received any notice or other communications (in each case, in writing or, to the Knowledge of the Company, otherwise) relating to any actual, alleged or suspected infringement, misappropriation or violation by the Company or any Subsidiary of any Intellectual Property Rights of another Person, including any letter or other communication suggesting or offering that the Company or any Subsidiary obtain a license to any Intellectual Property Rights of another Person in a manner that reasonably implies infringement or violation in the absence of a license thereto.

(k)            Company Software. The Company Product, Company Software and Systems do not contain any bug, vulnerability, defect or error (including any bug, vulnerability, defect or error relating to or resulting from the display, manipulation, processing, storage, transmission or use of date data) that: (A) materially and adversely affects the use, availability, integrity, functionality or performance of such Company Product, Company Software, Systems or any product or system containing or authorized or intended to be used in conjunction with such Company Software, Company Product or Systems; or (B) causes or would cause the Company or any Subsidiary to fail to comply, in any material respect, with any applicable warranty or other contractual commitment covering the use, functionality or performance of such Company Product, Company Software, Systems or any product or system containing or authorized or intended to be used in conjunction with such Company Product, Company Software, Systems. No Company Software Company Product, or Systems contains any material Contaminant. The Company has implemented and maintains reasonable measures designed to prevent the introduction of material Contaminants into the Company Product, Company Software and Systems, including firewall protections and regular virus scans and for taking and storing on-site and off-site back-up copies of Company Software and critical data. The Company has implemented a vulnerability management program to promptly detect and on a priority basis, manage, mitigate and patch bugs, vulnerabilities, defects and errors in Company Software, Company Products and Systems. In the past three (3) years, the Company has documented and remediated all known material bugs, errors and defects in all the Company Products, Company Software and Systems, and such documentation is retained and is available internally at the Company.

(l)             Company Source Code. No Company Source Code has been delivered, licensed or made available to any escrow agent or other Person who is not, or was not, as of the date thereof, an employee, consultant or independent contractor of the Company or any Subsidiary subject to a Personnel Agreement. Neither the Company nor any Subsidiary has any duty or obligation (whether present or contingent) to deliver, license or make available any Company Source Code to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) shall, or could reasonably be expected to, result in the authorized delivery, license, or disclosure of any Company Source Code to any other Person.

(m)            Open Source.

(i)             Section 3.11(m)(i) of the Disclosure Schedule lists, as of the Agreement Date: (A) each item of Open Source Materials that is contained in, distributed with, linked with the current version any Company Software or from which any part of the current version of any Company Software is derived; (B) the name of or a link to (or other locator for) the applicable Open Source License for each such item of Open Source Material that is software; (C) the Company Product to which each such item of Open Source Material relates; and (D) whether such Open Source Material has been modified by or on behalf of the Company or its Subsidiaries.

(ii)           No Company Software contains, is linked with, derived from, or is distributed with, any Open Source Materials in a manner that requires pursuant to the applicable Open Source License: (A) that the Company or its Subsidiaries grant a license under, or refrain from asserting any one or more of its Patent Rights or that any Company Software or part thereof (except for the applicable, unmodified third party Open Source Material itself): (1) be disclosed or distributed in source code form; (2) be licensed for the purpose of making modifications or derivative works; or (3) be redistributable at no charge; or (B) that otherwise imposes any limitation, restriction or condition on the Company’s or any Subsidiary’s commercial exploitation of any Company Software or part thereof (in each case (A) and (B), except for the applicable, unmodified third party Open Source Material itself).

(n)            Neither the Company nor any of its Subsidiaries has distributed any Company Source Code pursuant to an Open Source License.

(o)            Privacy.

(i)            Compliance with Privacy Statements. The Company and each of its Subsidiaries have provided notice of its privacy practices in its Privacy Statements in accordance with applicable Privacy and Security Laws. No Privacy Statement, or disclosure made or contained in any of the Privacy Statements is, or has, been inaccurate, misleading or deceptive or in material violation of the Privacy and Security Laws (including by containing any material omission). The Company’s and its Subsidiaries’ privacy and security practices materially conform, and at all times have materially conformed, to the then-current Privacy Statements.

(ii)           Disclosure of Privacy Policies. Section 3.11(o)(ii) of the Disclosure Schedule lists each current privacy policy of the Company (“Company Privacy Policy”). The Company and its Subsidiaries have, at all times, posted Company Privacy Policies on the Company’s, and its Subsidiaries’ websites, mobile applications, or where otherwise required under applicable Privacy and Security Laws.

(iii)             Contractual Obligations. The Company and each of its Subsidiaries have contractually obligated all third parties that have access to Personal Information to materially comply with the Security Policies and handle Personal Information in a manner sufficient to meet the Company’s and its Subsidiaries’ obligations under the Privacy and Security Laws and the Company’s and its Subsidiaries’ other contractual obligations applicable to Personal Information, including any confidentiality obligations. To the Knowledge of the Company, no third parties to whom the Company or any of its Subsidiaries have provided access to Personal Information have failed to comply with such confidentiality obligations, Security Policies, Privacy Statements, or applicable Legal Requirements, including the applicable Privacy and Security Laws. Neither the Company nor any of its Subsidiaries have materially been and none of them is in material breach of any contractual obligation relating to the privacy, security, or Processing of Personal Information.

(iv)              Compliance with Privacy and Security Laws. The Company and each of its Subsidiaries currently and have at all times: (1) materially complied with (A) all applicable Privacy and Security Laws governing the Processing of Personal Information and Customer Data and (B) requirements of self-regulatory organizations that apply to the Company or any of its Subsidiaries and that the Company or any of its Subsidiaries have agreed or represented to comply with in writing (including, to the extent applicable, the Payment Card Industry Data Security Standards), (2) implemented and maintained commercially reasonable measures that provide reasonable assurance that the Company and each of its Subsidiaries complies with such applicable Privacy and Security Laws and that neither the Company nor any of its Subsidiaries will acquire, fail to secure, or Process such Personal Information or Customer Data in a manner that (A) violates such applicable Privacy and Security Laws, (B) is inconsistent with any notice to or consent from the provider of Personal Information or Customer Data, (C) violates any policy adopted by the Company or any of its Subsidiaries, (D) breaches any requirement of or contractual commitment made by the Company or any of its Subsidiaries that is applicable to such Personal Information or Customer Data, or (E) violates any Privacy Statement.

(v)          Effects of Execution of Agreement. Neither the execution, delivery nor performance of this Agreement nor the consummation of transactions contemplated hereby shall result in any material violation of any Privacy Statement of the Company or each Subsidiary, any contractual obligation of the Company and each Subsidiary governing the privacy or security of Personal Information, or any applicable Privacy and Security Laws.

(vi)            Customer Data and Personal Information. During the past six years, the Company and each of its Subsidiaries have: (i) provided adequate notice and obtained any necessary consents required for the Processing of Personal Information and Customer Data under applicable Privacy and Security Laws, the Security Policies, and Privacy Statements; (ii) materially complied with any contractual obligation, agreement, permit, license, government filing or other obligation regarding the Processing of Personal Information or Customer Data, including any obligations related to PCI-DSS; (iii) complied with all verifiable data subject requests made by data subjects concerning their Personal Information; and (iv) abided by any verifiable and applicable opt-outs related to Personal Information. The Company has not, and currently does not: (a) use any Protected Health Information, medical information, health insurance information, directly or indirectly, for marketing purposes; or (b) send any communications for marketing purposes, or that include marketing content, to individuals via text.

(vii)           Audits, Claims, Complaints. Neither the Company nor any of its Subsidiaries has received any and there are no audits, claims, notices or complaints, whether written or oral, regarding the Company or any of its Subsidiaries’ privacy, data protection, or information security practices or the Processing of any Personal Information. Neither the Company nor its Subsidiaries have received, and the Company and its Subsidiaries have Knowledge of, any circumstance (including any circumstance arising as the result of an audit or inspection carried out by any Governmental Body or any other Person) that has given rise to or would reasonably be expected to give rise to, any notice, court order, warrant, regulatory opinion, audit result, or allegation, from a Governmental Body, tribunal or court in any jurisdiction or any other Person: (A) alleging or confirming non-compliance with any applicable Privacy and Security Law or Privacy Statements; (B) requiring or requesting the Company or its Subsidiaries to amend, rectify, cease Processing, de-combine, permanently anonymize, block, or delete any Personal Information, or to decommission or materially alter the exploitation or operation of the Company’s or its Subsidiaries’ operations, in whole or in part; (C) prohibiting or threatening to prohibit the transfer of Personal Information to any place; or (D) permitting or mandating any Governmental Body to investigate, request information from, or enter the premises of, the Company and its Subsidiaries.  Neither the Company nor its Subsidiaries are under investigation by any Governmental Body for a violation of any applicable Privacy and Security Laws. Neither the Company nor its Subsidiaries have received any audit, inquiry, notice of or request for any investigation or subpoena, from any Governmental Body pertaining to its policies or practices in any way relating to the Processing of Personal Information. Neither the Company nor its Subsidiaries have acted or failed to act in a manner that would trigger a notification or reporting requirement to any Person or Governmental Body under any contract or applicable Privacy and Security Laws related to the Processing of Personal Information.

(p)            Disputes. Neither the Company nor its Subsidiaries have been involved in a dispute in respect of any actual or alleged violation of applicable Privacy and Security Laws or Privacy Statements.  Neither the Company nor its Subsidiaries have received, and the Company has no Knowledge of any circumstance that would reasonably be expected to give rise to, any notice from a Person claiming a right to compensation against the Company or its Subsidiaries under an applicable Privacy and Security Law.

(q)            Training. All of the Company’s and its Subsidiaries’ employees and contractors who have access to Personal Information, including Personal Information that is subject to applicable Privacy and Security Laws, have received professional and appropriate training with respect to compliance with such applicable Privacy and Security Laws and obligations under Privacy Statements or the Company’s and any Subsidiaries’ material contractual obligations relating to privacy, cybersecurity, data protection, Customer Data, or Personal Information.

(r)            Security Measures.

(i)            Implementation of Security Measures and Written Program. The Company and each of its Subsidiaries have implemented and maintained reasonable, security practices, policies, controls and other measures, to ensure the security, confidentiality, integrity and availability of Systems and Personal Information and Customer Data, Subsidiaries, and to protect Personal Information and Customer Data and Systems from any Security Incident, Malicious Code, loss, theft and interruption, and any unauthorized Processing, access, use, disclosure or modification. Such security practices, policies, controls and other measures are, without limitation, consistent with applicable Privacy and Security Laws, customary industry practices, and any written contractual obligations to third parties.

(ii)           Security Incidents. Neither the Company nor any Subsidiaries experienced any material actual or reasonably suspected breach of security, unlawful, unauthorized or accidental loss, destruction, modification, acquisition, unavailability, or Processing of, or access to, Systems or Personal Information and Customer Data other than that which would not require notification of a Person or Government Entity (a “Security Incident”). No actual security vulnerabilities exist in the Company’s or its Subsidiaries’ products or services which present a material risk of a Security Incident. No circumstance has arisen: (i) in which applicable Privacy and Security Laws would require the Company or its Subsidiaries’ to notify a Governmental Body, the media, any of its employees, customers or any other Person of a Security Incident, or (ii) in which applicable Privacy and Security Laws would recommend the Company or its Subsidiaries to notify any of the foregoing of a Security Incident.

(iii)          Compliance with Security Policies. The Company and each of its Subsidiaries have implemented and maintained reasonable written information security policies and programs that govern the Processing, security, confidentiality, integrity and availability of Customer Data, Personal Information and Systems (collectively, “Security Policies”). The Company and its Subsidiaries have at all times materially complied with such Security Policies. The Security Policies and / or the implementations of such policies materially: (A) identify internal and external risks to the security of the Systems and Personal Information; (B) implement customary industry practices regarding administrative, electronic and physical safeguards to control those risks and safeguard the security, confidentiality, integrity, and availability of the Systems and Personal Information; (C) protect against unauthorized access to the Systems and Personal Information (including on the systems of third parties with access to such Systems or Personal Information); (D) maintain notification procedures in compliance with applicable Privacy and Security Laws, in the case of any breach of security compromising Personal Information; (E) implement customary industry practices to prohibit any unauthorized access to any non-Company systems; and (F) comply with all applicable Privacy and Security Laws, the Privacy Statements, and the Company’s and each of its Subsidiaries’ contractual obligations relating to privacy, cybersecurity, data protection, Customer Data, or Personal Information.

(iv)          Systems. The computer, information technology and data processing systems, facilities and services owned, used, or leased by or on behalf of the Company or any of its Subsidiaries, including all software, hardware, networks, communications facilities, platforms and related systems and services in the custody or control of the Company (collectively, “Systems”), are reasonably sufficient for the operation of the business of the Company and its Subsidiaries. The Systems are in good working condition (ordinary wear and tear excepted) to effectively perform all computing, information technology and data processing operations necessary for the operation of the Company and its Subsidiaries as currently conducted. Neither the Company not its Subsidiaries have experienced any material disruption to, or material interruption in, the conduct of its business attributable to a defect, error, or other failure or deficiency of any System. The Company and its Subsidiaries have implemented and routinely tested commercially standard business continuity and disaster recovery plans relating to its IT Systems.

(s)            The Company and its Subsidiaries have entered into “Business Associate Agreements” as such term is described under HIPAA with customers and vendors when required by HIPAA and have ensured that all of their respective workforce (as such term is defined under 45 C.F.R. §160.103) members have received training with respect to compliance with HIPAA. The Company and its Subsidiaries are in material compliance with the terms of all “Business Associate Agreements”, and, to the Company’s Knowledge, no customer or vendor has breached any such Business Associate Agreement. The Company and its Subsidiaries have completed their most recent security “risk analysis” (as required by 45 C.F.R. § 164.308(a)(1)(ii)(A)) in material compliance with HIPAA within the past twelve (12) months, and have remediated all material vulnerabilities identified in such risk analyses.

(t)            Effect of Transaction. All Company Owned IP is (and immediately following Closing shall be) fully transferable, alienable and licensable by the Company or any of its Subsidiaries without restriction and without payment of any kind to any third party in each case, in the same manner as such Company Owned IP was transferable, alienable and licensable immediately prior to Closing. Neither the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated hereby will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Lien on, any Company Owned IP or any other Technology or Intellectual Property Rights incorporated into or used in the development, testing, distribution, provision, maintenance or support of any Company Product or Company Software; (ii) an obligation for Parent to offer any discount or be bound by any “most favored pricing” terms under any Contract to which the Company or any of its Subsidiaries is a party or bound; (iii) the release, disclosure or delivery of any Company IP by or to any escrow agent or other Person; or (iv) the grant, assignment or transfer to any other Person of any license or other right or interest in, under, or with respect to, either any of the Company IP or any other Technology or the Intellectual Property Rights of Parent.

3.12       Agreements, Contracts and Commitments.

(a)           Except for this Agreement, the Related Agreements and the Contracts specifically identified on Section 3.11(d) of the Disclosure Schedule (with each of such Contracts specifically identified under subsection(s) of such Section 3.12 of the Disclosure Schedule that correspond to the Subsection or Subsections of this Section 3.12 of the Disclosure Schedule), as of the Agreement Date none of the Company nor any of its Subsidiaries is a party to, bound by or uses the benefits of any of the following Contracts:

(i)            (A) any type of employment, contractor or consulting Contract used by the Company or any ERISA Affiliate or Subsidiary of the Company with respect to any current Employee (other than any Personnel Agreements), (B) any Contract to grant any severance, change of control payments, retention bonus, or termination pay (in cash or otherwise) to any Employee, (C) any other form of Employee Agreement with a current Employee (other than any Personnel Agreements or any individual agreements pursuant to the forms of employment, contractor or consulting agreements provided under Section 3.12(a)(i)(A)), (D) each employment agreement or offer letter that is not immediately terminable at-will by the Company without advance notice, severance, or other cost or liability, (E) any form bonus or commission plan, or any bonus agreements or commission agreements with any Employee, and the schedule of bonus or commission commitments made to Employees, or (F) any separation agreement, settlement agreement with any Employee or other Person, as well as any settlement agreement, consent decree, or other similar agreement with any Governmental Entity, (1) pursuant to which claims for harassment or discrimination were specifically released; or (2) under which the Company or any of its Subsidiaries has any current actual or potential Liability;

(ii)           any Contract or plan, including any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which shall be increased, or the vesting of benefits of which shall be accelerated or may be accelerated, solely based on the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which shall be calculated solely on the basis of any of the transactions contemplated by this Agreement;

(iii)          any lease of any real property or personal property;

(iv)         any Contract relating to capital expenditures and involving future payments ;

(v)          any Contract relating to the disposition or acquisition of ownership of assets or any interest in any business enterprise outside the Ordinary Course of Business;

(vi)         any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or other Indebtedness;

(vii)        any purchase order or Contract for the purchase of tangible items of equipment or related services in any amount in excess of $50,000 individually or $100,000 in the aggregate, in each case in any fiscal year;

(viii)       any Inbound License;

(ix)          any Outbound License;

(x)           any Contract with a Top Partner;

(xi)          any Contract with a Top Insurance Carrier;

(xii)         any confidentiality and non-disclosure agreements (whether the Company or any of its Subsidiaries is the beneficiary or the obligated party thereunder), other than those related to commercial transactions in the Ordinary Course of Business that are not individually material;

(xiii)        any Contract providing for “offshore” or outsourced the development of any material items of Technology by, for or on behalf of the Company or any of its Subsidiaries;

(xiv)        any Contract with federal, state, city, county, parish, municipal or other Governmental Entities;

(xv)         (A) any management service, legal partnership or joint venture Contract, and (B) any Contract that involves a sharing of revenues, profits or cash flows with other Persons;

(xvi)        any agency, dealer, distribution, sales representative, remarketer, reseller, or other Contract for the distribution of Company Products (other than agreements with remarketers, resellers and channel partners entered into in the Ordinary Course of Business);

(xvii)       any Contract pursuant to which the Company or any of its Subsidiaries is bound to or has committed to provide any product or service to any third party on a most favored nation basis or similar terms;

(xviii)      any Contract granting any license or other rights to or from the Company or any of its Subsidiaries with respect to Personal Information, other than grants to service providers, partners, suppliers and customers to use such Personal Information in the Ordinary Course of Business;

(xix)         any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of the Company or any of its Subsidiaries or assets of the Company or any of its Subsidiaries or otherwise seeking to influence or exercise control over the Company or any of its Subsidiaries;

(xx)          any Contract pursuant to which the Company or any of its Subsidiaries has acquired a business or entity, or a material portion of the assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, exclusive license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person;

(xxi)         any agreement of indemnification with officers, directors or managers of the Company or any of its Subsidiaries;

(xxii)        any Contract with any investment banker, broker, advisor or similar party, or any accountant, legal counsel or other Person retained by the Company or any of its Subsidiaries, in connection with this Agreement and the transactions contemplated hereby;

(xxiii)       any Contract or other arrangement to settle any Legal Proceeding or to settle any threatened or reasonably anticipated Legal Proceeding;

(xxiv)      any Contract between the Company and an Affiliated Medical Group that is material to the business pursuant to which the Company provides management, administrative, or support services and is not otherwise required to be listed under another clause of this Schedule 3.12(a);

(xxv)       any Contract that addresses the provisions for business associate contracts required by HIPAA;

(xxvi)      any Contract with a third-party payor, including Governmental Entities, commercial health plan insurance carriers, and third party administrators; and

(xxvii)     any other Contract that involves the payment of $100,000 individually or $250,000 in the aggregate or more, in each case in fiscal year 2020 or 2021, and is not cancelable without penalty within ninety (90) days.

(b)           The Company has made available correct and complete copies of each Contract required to be disclosed pursuant to Sections 3.2, 3.9, 3.10, 3.11 (except for each Contract entered into on a Standard Form Agreement), 3.12 and 3.19(a). For the purposes of this Agreement, each of the foregoing Contracts referenced in this subsection 3.12(b) as well as any Contracts entered into subsequent to the Agreement Date and prior to the Closing Date that would have been required to be disclosed pursuant to Sections 3.2, 3.9, 3.10, 3.11 (including, for the avoidance of doubt, each Contract entered into on a Standard Form Agreement), 3.12 and 3.19(a) if such Contract had been in effect as of the Closing Date, shall each be a “Material Contract” and collectively are the “Material Contracts.”

(c)           Each of the Company and its Subsidiaries has performed in all material respects all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in material default in respect of, any Material Contract. Each of the Material Contracts is valid, binding and enforceable against the Company or its Subsidiaries (to the extent such entity is a party to such Material Contract), and is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Laws affecting the rights of creditors generally and rules of Law governing specific performance, injunctive relief and other equitable remedies. There exists no material default or event of default or event, occurrence, condition or act, with respect to the Company or any of its Subsidiaries, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material default or material event of default under any Material Contract or (ii) give any third party (A) the right to declare a material default or exercise any material remedy under any Material Contract, (B) the right to a material rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any material obligation of the Company or any of its Subsidiaries under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. None of the Company nor any of its Subsidiaries has received any written notice or any other written communication regarding, or to the Knowledge of the Company, is aware of, any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. None of the Company nor any of its Subsidiaries has any Liability for renegotiation of Contracts with Governmental Entities. The Company has heretofore made available to Parent (1) correct and complete copies of each written Material Contract and (2) summaries of each oral Material Contract, together with any and all material amendments and supplements thereto and “side letters” and similar documentation relating thereto.

3.13       Interested Party Transactions.

(a)           No officer, director or manager of the Acquired Companies, or, to the Knowledge of the Company, any Company Stockholder (nor, to the Knowledge of the Company, none of the members, directors, officers, employees, Affiliates or “associates” (or members of any of their “immediate family”) (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act)) (each, an “Interested Party”), has or has had, directly or indirectly, (i) any interest in any entity which furnished or sold, or furnishes or sells, services, products, or technology that the Company or any of its Subsidiaries furnishes or sells, or proposes to furnish or sell, (ii) any interest in any entity that purchases from or sells or furnishes to the Acquired Companies, any goods or services, (iii) any interest in, or is a party to, any Contract to which the Acquired Companies is a party (except for any Contract relating to normal compensation or welfare benefits provided for services as an officer, director or employee of any Acquired Company), (iv) is the beneficiary of any management or other fees paid by any of the Acquired Companies, or (v) is indebted to or has borrowed money from or lent money to, or is a guarantor or indemnitor of any Acquired Company (other than any such indebtedness, guarantee or indemnity that will be discharged or extinguished at or prior to Closing); provided, that ownership of no more than two percent (2%) of the outstanding voting securities of a publicly traded entity shall not be deemed to be an “interest in any entity” for purposes of this Section 3.13. No Interested Party holds any Company Securities the vesting of which shall accelerate upon the consummation of the transactions contemplated by this Agreement.

(b)           All transactions pursuant to which any officer, director or manager of the Acquired Companies, or, to the Knowledge of the Company, any other Interested Party, has purchased any services, products, or technology from, or sold or furnished any services, products or technology to, the Company or any of its Subsidiaries that were entered into on or after the inception of such Acquired Company, have been on an arms’-length basis on terms no less favorable to the Company or any of its Subsidiaries than would be available from an unaffiliated party.

3.14       Company Authorizations.

(a)           Section 3.14(a) of the Disclosure Schedule sets forth, as of the Agreement Date, each consent, license, permit, grant or other authorization (a) pursuant to which the Company or any of its Subsidiaries currently operates, provides any services or holds any interest in any of their material properties, or (b) which is required for the operation of the business of the Company or any of its Subsidiaries as currently conducted or the holding of any such interest, in each case, except for any consent, license, permit, grant or other authorization the lack of which would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole (collectively, including any such items that are required to be disclosed in Section 3.14(a) of the Disclosure Schedule, “Company Authorizations”). All of the Company Authorizations have been issued or granted to the Company or any of its Subsidiaries, are in full force and effect and constitute all Company Authorizations required to permit the Company and its Subsidiaries to operate or conduct its business or hold any interest in its properties or assets, except for any immaterial Company Authorization. Each of the Company and its Subsidiaries is in compliance in all material respects with all such Company Authorizations, and as of the Closing Date shall have applied for and not been denied any required renewals of such Company Authorizations.

3.15       Litigation.

(a)           There is no Legal Proceeding of any nature pending, or to the Knowledge of the Company, threatened, against the Company, any of the Company’s Subsidiaries, or any of their respective properties or assets (tangible or intangible) or any of the officers, directors or managers of the Company or any of its Subsidiaries (in their capacities as such). To the Knowledge of the Company, no Governmental Entity has at any time challenged or investigated the legal right of the Company or any of its Subsidiaries to conduct its respective operations as presently or previously conducted. To the Knowledge of the Company, there is no Legal Proceeding of any nature pending or threatened, against any Person who has a contractual right or a right pursuant to laws of the State of Delaware to indemnification from the Company or any of its Subsidiaries related to facts and events existing prior to the Effective Time, nor are there, to the Knowledge of the Company on the Agreement Date, any facts or events that would constitute a reasonable basis for any such Legal Proceeding.

(b)           To the Knowledge of the Company, there is no reasonable basis for any Person to assert a claim against the Company or any of its Subsidiaries, its properties (tangible or intangible) or any of the directors, officers, managers or employees of the Company or any of its Subsidiaries (in their capacities as such) based upon: (i) the Company or any of its Subsidiaries entering into this Agreement, the Related Agreements or any of the transactions contemplated by hereby or thereby, including a claim that such director, officer or employee breached a fiduciary duty in connection therewith, (ii) any confidentiality or similar agreement entered into by the Company or any of its Subsidiaries regarding its assets or (iii) any claim that the Company or any of its Subsidiaries has agreed to sell or dispose of any of its assets to any party other than Parent, whether by way of merger, consolidation, sale of assets or otherwise.

(c)           None of the Company nor any of its Subsidiaries has any Legal Proceeding of any nature pending against any other Person.

3.16       Books and Records. The Company has made available to Parent correct and complete copies of (i) all documents identified on the Disclosure Schedule, (ii) the Charter Documents, each as currently in effect and (iii) the minute books containing records of proceedings, consents, actions and meetings of the board directors and the stockholders of the Company and each Subsidiary. At the Closing, the minute books and of the Acquired Companies shall be in the possession of the Company.

3.17       Environmental, Health and Safety Matters. Each of the Company and its Subsidiaries is in compliance in all material respects with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties. There are no pending, or to the Knowledge of the Company, threatened allegations by any Person that the properties or assets of the Company or any of its Subsidiaries are not, or that its business has not been conducted, in compliance with all Environmental, Health and Safety Requirements. None of the Company nor any of its Subsidiaries has retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements. There are no past or present facts, circumstances of conditions that would reasonably be expected to give rise to any material Liability of the Company or any of its Subsidiaries with respect to Environmental, Health and Safety Requirements.

3.18            Brokers’ and Finders’ Fees. Except as set forth on Section 3.18 of the Disclosure Schedule, none of the Company nor any of its Subsidiaries has incurred, and shall not incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby, nor shall Parent or the Company or any of its Subsidiaries incur, directly or indirectly, any such Liability based on arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.19       Employee Benefit Plans and Compensation.

(a)           Schedule. Section 3.19(a) of the Disclosure Schedule contains a correct and complete list, as of the Agreement Date, of each Company Employee Plan and each Employee Agreement, indicating the applicable jurisdiction of each International Employee Plan; provided, that the Company may list only the applicable form(s) of offer letter(s) or employment agreement(s) for Company employees, and need not list each individual offer letter on such form(s) provided that individual agreements that materially deviate from such form(s) shall be listed separately. None of the Company nor any ERISA Affiliate has made any plan or commitment to establish or enter into any new Company Employee Plan or Employee Agreement, to modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable Law, in each case as previously disclosed to Parent in writing, or as required by this Agreement) or the terms of the applicable Company Employee Plan or Employee Agreement. No Company Employee Plan is self-funded.

(b)          Documents. The Company has made available to Parent (i) correct and complete copies of all documents embodying each Company Employee Plan and each Employee Agreement including all amendments thereto and all related trust documents, (ii) the most recent annual report (Form 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code or by any other applicable Law in connection with each Company Employee Plan, (iii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA or by any other applicable Law with respect to each Company Employee Plan, (iv) all current material written agreements and contracts relating to each Company Employee Plan, (v) all material communications relating to any Company Employee Plan and any proposed Company Employee Plan, (vi) all material correspondence to or from any Governmental Entity relating to any Company Employee Plan other than routine correspondence in the normal course of operations of such Company Employee Plan, (vii) current policies pertaining to fiduciary liability insurance covering fiduciaries for each Company Employee Plan, if any, (viii) all discrimination tests for each Company Employee Plan for the three most recent plan years and (ix) the most recent IRS (or any other applicable tax authority) determination or opinion letter issued with respect to each Company Employee Plan for which determination letters are currently available.

(c)           Employee Plan Compliance. The Company and each Subsidiary of the Company has performed in all material respects all obligations required to be performed by it under, is not in material default or violation of, and, as of the date hereof, has no Knowledge of any default or violation by any other party to, any Company Employee Plan, and each Company Employee Plan has been established and maintained in accordance in all material respects with its terms and in material compliance with all applicable Laws, including ERISA or the Code. To the Knowledge of the Company, any Company Employee Plan intended to be qualified under Section 401(a) of the Code is so qualified and has obtained a favorable IRS determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and there has been no event or condition that has adversely affected or could reasonably be expected to adversely affect such qualified status. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan. There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. There are no audits, inquiries or Legal Proceeding pending or to the Knowledge of the Company, threatened by the IRS, DOL, or any other Governmental Entity with respect to any Company Employee Plan. The Company and its Subsidiaries are not subject to any penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company and its Subsidiaries have made all contributions and other payments required by and due under the terms of each Company Employee Plan. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Parent, the Company or any ERISA Affiliate (other than ordinary administration expenses).

(d)           International Employee Plan. Each International Employee Plan (if any) has been established, maintained, registered and operated in compliance in all material respects with its terms and conditions and with the requirements prescribed by any and all Laws applicable to such International Employee Plan. The Company and each of its Subsidiaries has performed in all material respects all obligations required to be performed by it under and is not in material default under or in violation of any International Employee Plan. Furthermore, all required contributions to all International Employee Plans have been made as of the Agreement Date, and no International Employee Plan has unfunded liabilities, that as of the Effective Time, shall not be fully offset by insurance or are not accurately and fully reflected on the Company’s financial statements and accrued in accordance with applicable accounting principles consistently applied. Except as required by Law and to the Knowledge of the Company, no condition exists that would prevent the Company or any of its Subsidiaries or Parent from terminating or amending any International Employee Plan at any time for any reason without liability to the Company or its ERISA Affiliates (other than ordinary administration expenses or routine claims for benefits). As of the Agreement Date, no action is pending or, to the Knowledge of the Company, threatened in writing that would result in a liability under an International Employee Plan to the Company or its ERISA Affiliates.

(e)           No Pension Plan. None of the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Pension Plan subject to Title IV of ERISA or Section 412 of the Code or a Canadian pension plan that contains or has ever contained a “defined benefit provision” as such term is defined in Section 147.1(1) of the Income Tax Act (Canada).

(f)            No Self-Insured Plan. None of the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that provides benefits to Employees (including any such plan pursuant to which a stop loss policy or contract applies).

(g)           Collectively Bargained, Multiemployer and Multiple Employer Plan. At no time have the Company or any ERISA Affiliate contributed to or been obligated to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA). None of the Company nor any ERISA Affiliate has at any time ever maintained, established, sponsored, participated in or contributed to any multiple employer plan or to any plan described in Section 413 of the Code.

(h)           No Post-Employment Obligations. No Company Employee Plan or Employee Agreement provides, or reflects or represents any Liability to provide, post-employment or retiree life insurance, health or other employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable Law, and neither the Company nor any of its Subsidiaries has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other Person that such Employee(s) or other Person would be provided with post-employment or retiree life insurance, health or other employee welfare benefits, except to the extent required by applicable Law.

(i)            Effect of Transaction. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent events) shall (i) result in any payment or benefit (including severance, bonus or otherwise) becoming due to any Employee of the Company or any of its Subsidiaries, (ii) result in any forgiveness of Indebtedness with respect to any Employee, (iii) materially increase any benefits otherwise payable by the Company or any of its Subsidiaries or (iv) result in the obligation to fund benefits or result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code.

(j)            COVID-19 Measures. The Company and each Subsidiary of the Company is in compliance with all mandatory quarantine, isolation, “shelter in place”, “stay at home”, social distancing, shut down, closure, state or county health officer order, published occupational health standard, or any other Law in connection with or in response to COVID-19 (“COVID-19 Measures”) applicable to any location in which the Company or any Subsidiary of the Company operates, except where the failure to be in compliance has not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.  None of the Company nor any Subsidiary of the Company has received any complaint or concern from any Employee alleging that the Company or any Subsidiary of the Company is not in material compliance with workplace COVID-19 Measures or failed to provide a safe working environment, appropriate equipment or accommodation in relation to COVID-19.

(k)           Employment Matters. The Company and each Subsidiary of the Company is in material compliance with all applicable Laws, rules and regulations, collective bargaining agreements and arrangements, extension orders and binding customs respecting employment, including but not limited to: employment practices, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants and employees as exempt or non-exempt), prohibited discrimination, harassment, and retaliation, equal employment opportunity, fair employment practices, statutory leaves of absence, meal and rest periods, vacation, sick and other paid time off, immigration status, employee safety and health, wages and hours (including overtime wages), compensation and hours of work, pay equity, background investigations, and in each case, with respect to Employees: (i) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (ii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security, health and welfare, or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). The Company and each Subsidiary of the Company has paid in full to all current and former Employees, independent contractors, and consultants all wages, salaries, commissions, bonuses, benefits, and other compensation that are due and owing to such Persons. Except as set forth in Section 3.19(k) of the Disclosure Schedule, there are no Legal Proceedings, administrative matters, complaints, grievances, or investigations pending, or to the Knowledge of the Company, threatened or reasonably anticipated against the Company or any of its Subsidiaries or any of the Employees relating to any Employee, Employee Agreement or Company Employee Plan, including (without limitation), any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, compensation, misclassification of workers, or any other employment related matter arising under applicable Law. There are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or actions against the Company or any of its Subsidiaries or any trustee under any worker’s compensation policy or long term disability policy. None of the Company nor any Subsidiary of the Company is a party to a conciliation agreement, consent decree or other agreement or Order with any Governmental Entity with respect to employment practices. Except as set forth in Section 3.19(k) of the Disclosure Schedule, the employment of each Employee is terminable at the will of the Company or applicable Subsidiary of the Company, and none of the Company nor any Subsidiary of the Company has any obligation to provide any particular form or period of notice prior to terminating the employment of any Employee, and any such termination would result in no Liability to the Company or any of its Subsidiaries other than claims for severance pay and benefits as set forth in Section 3.19(k) of the Disclosure Schedule). No former Employee (or spouse or other dependent of any former Employee) of the Company or any Subsidiary of the Company is receiving, scheduled to receive, owed, entitled to, or eligible for any benefits (whether from the Company or any of its Subsidiaries or otherwise) relating to such former Employee’s service with the Company or any of its Subsidiaries.

(l)            Labor. There is no labor organization trade or labor union, council of trade union, employees’ association, works council, employee bargaining agency, affiliated bargaining agent or similar organization (each a “Labor Organization”) representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any Employees of the Company or of any Subsidiary of the Company. Neither the Company nor any Subsidiary of the Company has experienced any labor dispute, strike, slowdown, work stoppage, boycott, picketing, lockout, job action, or threat of any of the foregoing, or union organizing activity (of unrepresented Employees) or question concerning representation, by or with respect to any of its Employees. To the Knowledge of the Company, there is not currently pending or threatened against the Company or any Subsidiary of the Company any: (i) labor dispute, strike, slowdown, work stoppage, boycott, picketing, lockout, job action, labor dispute; (ii) unfair labor practice charge or complaint before the National Labor Relations Board or any other Governmental Entity; (iii) request, application or demand by any Labor Organization for recognition as the collective bargaining representative of any Employees of the Company or of any Subsidiary of the Company, or union organizing activity (of unrepresented Employees); (iv) representation petition or question concerning representation regarding any Employees of the Company or of any Subsidiary of the Company; (v) Legal Proceeding, or labor disputes or grievances relating to any labor matters involving any current Employee, including charges of unfair labor practices. None of the Company nor any Subsidiary of the Company is presently, nor has been in the past, a party to, or bound by, or obligated to negotiate, any collective bargaining agreement or other contract with a Labor Organization representing any of the Employees of the Company or of any Subsidiary of the Company (collectively, “Labor Agreements”), nor is any such Labor Agreement presently being negotiated, nor is there any duty on the part of the Company or any Subsidiary of the Company to bargain with any Labor Organization or representative for any Labor Agreement. None of the Company nor any Subsidiary of the Company has engaged in any unfair labor practice within the meaning of the National Labor Relations Act or other similar legislation, and none of the Company nor any Subsidiary of the Company has received any correspondence, charges, complaints, notices or orders from the National Labor Relations Board, any Governmental Authority or any state labor relations agency or any Labor Organization, and there are no arbitration opinions interpreting and enforcing any Labor Agreement to which the Company or any Subsidiary of the Company is a party, or by which the Company or any Subsidiary of the Company is bound. No person has applied to have the Company or any Subsidiary of the Company declared a common or related employer pursuant to applicable Law. None of the Company nor any Subsidiary of the Company has taken any action that constituted a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a plant closing or mass layoff required by the WARN Act, or incurred any liability or obligation under the WARN Act that remains unsatisfied, including as a result of the COVID-19 pandemic or any Law, Order, directive, guidelines or recommendations by any Governmental Entity. No terminations prior to the Closing (not associated with this Agreement or the transactions thereby) would trigger any notice requirement or other obligations under the WARN Act. No material reduction in salary or wages or employee layoff, facility closure or shutdown, reduction-in-force, furlough, temporary layoff, or material work schedule change or reduction in hours that could reasonably be expected to trigger any notice requirement under the WARN Act, has occurred within the past six months or is currently contemplated, planned or announced, including as a result of the COVID-19 pandemic or any Law, Order, directive, guidelines or recommendations by any Governmental Entity.

(m)          No Interference or Conflict. To the Knowledge of the Company, no stockholder, director, officer, Employee of the Company or any Subsidiary of the Company is obligated under any contract or agreement, or subject to any Order of any Governmental Entity, that would materially conflict with such Person’s employment with the Company or any Subsidiary of the Company, interfere with such Person’s efforts to promote the interests of the Company or any Subsidiary of the Company or that would interfere with the business of the Company or any Subsidiary of the Company. Neither the execution nor delivery of this Agreement, nor the carrying on of the business of the Company or any Subsidiary of the Company as presently conducted or proposed to be conducted nor any activity of such officers, directors, Employees or consultants in connection with the carrying on of the business of the Company or any Subsidiary of the Company as presently conducted or proposed to be conducted shall, to the Knowledge of the Company, materially conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract or agreement under which any of such officers, directors, Employees, or consultants is now bound.

(n)           Certain Employee Matters. Section 3.19(n) of the Disclosure Schedule contains a correct and complete list of the current employees of the Company and each Subsidiary of the Company as of the Agreement Date and shows with respect to each such employee (i) the employee’s name (or employee identification number if the employee’s name must be redacted as required by applicable Laws), position held, department, base salary or hourly wage rate, as applicable, including each employee’s designation as either exempt or non-exempt any bonus, commission, or profit sharing entitlements, (ii) the date of hire, (iii) vacation or paid time off eligibility for the current calendar year (including accrued paid time off or sick leave from prior years), (iv) leave status (if applicable), (v) visa status, (vi) the name of any union, collective bargaining agreement or other similar labor agreement covering such Employee, (vii) employing entity and location of employment, (vii) relevant prior notice period required in the event of termination, (ix) any severance or termination payment (in cash or otherwise) to which any Employee could be entitled, and (x)any material promises or commitments made to them with respect to changes or additions to their compensation or benefits. No Employee has given notice to the Company or any Subsidiary of the Company to terminate his or her employment with the Company or applicable Subsidiary of the Company and to the Knowledge of the Company, no Employee listed on Section 3.19(n) of the Disclosure Schedule intends to terminate his or her employment for any reason, other than in accordance with the employment arrangements provided for in this Agreement. There are no performance improvements or disciplinary actions contemplated or pending against any of the Employees.

(o)           Contractor List. Section 3.19(o) of the Disclosure Schedule lists, as of the Agreement Date, (i) all current independent contractors, consultants and advisors to the Company or any Subsidiary of the Company (ii) the location at which such independent contractors, consultants and advisors are providing services; (iii) the dates of engagement, and the notice or termination provisions applicable to the individual; (iv) the current terms of such independent contractors, consultants and advisors compensation; and (v) description of the independent contractor’s services. Except as set forth on Section 3.19(o) of the Disclosure Schedule, all independent contractors, consultants and advisors to the Company or any Subsidiary of the Company can be terminated immediately and without advance notice or Liability on the part of the Company or applicable Subsidiary of the Company.

(p)           Misconduct. No allegations of sexual harassment or sexual misconduct while employed by, or providing services to, the Company or any Subsidiary of the Company have been made, or to the Company’s Knowledge, threatened or anticipated, (i) against any Key Employee, or any current or former officer, director, manager, or supervisor of the Company or of any Subsidiary of the Company or (ii) by any Employee of the Company or any Subsidiary of the Company. None of the Company nor any Subsidiary of the Company has entered into any settlement agreement or conducted any investigation of allegations of sexual harassment or sexual misconduct by or regarding any current or former Employee, contractor, director, manager, officer or other representative of the Company or any Subsidiary of the Company. To the extent required by applicable Law, the Company and each Subsidiary of the Company has established and distributed to its Employees a policy against harassment and a complaint procedure, and it has required all managers and staff Employees to undergo anti-harassment training.

(q)           Work Authorization. All of the Employees of the Company and each Subsidiary of the Company are authorized and have appropriate documentation to work in the jurisdiction in which they are working. Further, to the extent verification of eligibility to work is required by applicable Law, the Company has confirmed that all independent contractors or consultants engaged by the Company or any Subsidiary of the Company are authorized and have appropriate documentation to work in the jurisdiction in which they are working.

3.20       Insurance. Section 3.20 of the Disclosure Schedule lists, as of the Agreement Date, all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors (in such capacities as employees, officers and directors) of the Company or any of its Subsidiaries, including the type of coverage, the carrier, the policy limits of coverage, the term and the annual premiums of such policies. There are and have been no claims in the last three (3) years for which an insurance carrier has denied or threatened to deny coverage. All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, shall be paid if incurred prior to the Closing Date), and the Company and each of its Subsidiaries is otherwise in material compliance with the terms of such policies and bonds.

3.21       Compliance with Laws. In the past three (3) years, except as is not material, individually or in the aggregate, the Company and each Subsidiary of the Company has complied with, and is not in violation of, any Law. In the past three (3) years, none of the Company nor any Subsidiary of the Company has received any written notices of suspected, potential or actual material violation with respect to any Law, or provided any written notice to any Governmental Entity regarding any material violation by the Company or any of its Subsidiaries of any Law or Order.

3.22       Compliance with Health Care Laws. The Company and its Subsidiaries and each Person providing services on their behalf (and only in respect to providing services on behalf of the Company and its Subsidiaries) each (i) is, and at all times has been, in compliance in all material respects with all applicable Health Care Laws; (ii) has not received any written notice from any Person regarding any violation of any applicable Health Care Law; (iii) is not a party to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees or other Legal Proceeding with or imposed by any Governmental Entity; (iv) is not currently excluded, debarred or otherwise ineligible to participate in programs administered by a Governmental Entity, and has not received written notice that (1) any Person providing healthcare services to or on behalf of the Company or its Subsidiaries or (2) any employee or individual contractor of the Company or its Subsidiaries, in either case (1) or (2), is charged with or has been convicted of a criminal offense related to the provision of healthcare items; (v) maintains compliance plans that were created to reasonably assure that (1) any Person providing healthcare services to or on behalf of the Company or its Subsidiaries or (2) any employee or individual contractor of the Company or its Subsidiaries in either case (1) or (2), is in compliance in all material respects with all applicable Health Care Laws and are structured to account for the guidance issued by the U.S. Department of Health and Human Services regarding characteristics of effective corporate compliance programs; (vi) has not knowingly submitted, or caused to be submitted, to any third party payor program any abusive and illegal claim for payment; and (vii) is and always has been, in compliance in all material respects with all written reimbursement policies of all applicable customers and third party payor programs to which the Company or its Subsidiaries is a party, including governmental programs, such as Medicare and Medicaid, and the HIPAA transaction and code set standards. Further, neither the Company nor any of its Subsidiaries have received any written notice of any existing, announced, or anticipated changes in the policies of any applicable third-party payor program which has had, or would reasonably be expected to result in, a material adverse effect on their respective operations. There are no material appeals or audits outstanding with, or any material outstanding overpayments or refunds due to, any third-party payor program. Further, there is no investigation, audit, claim review, or other action pending or threatened, which could result in a suspension, revocation, termination, restriction, limitation, modification or nonrenewal of any third-party payor agreement, or result in the exclusion of the Company or any of its Subsidiaries from any third-party payor program.

3.23       Health Care Permits. The Company and each of its Subsidiaries and each Person providing professional services on their behalf (and only in respect to providing services on behalf of the Company and its Subsidiaries) possess all necessary health care permits, licenses, consents, authorizations, accreditations, approvals, waivers, registrations, certificates issued by or filed with a Governmental Entity (collectively, “Health Care Permits”). All such Health Care Permits are valid and in full force and effect, and no material breach, violation or default has occurred under any such Health Care Permits. The Company and its Subsidiaries are and have been at all times operating in compliance in all material respects with all of its Health Care Permits, and has not received any written notice that it is in violation of any of the terms or conditions of such Health Care Permits. There is no pending or threatened Legal Proceeding by or before any Governmental Entity to revoke, cancel, rescind, suspend, restrict, modify, or refuse to renew any Health Care Permit owned or held by the Company or any of its Subsidiaries and all such Health Care Permits are in good standing, in full force and effect and not subject to meritorious challenge.

3.24       Export Control and Sanctions Laws. The Company and each of its Subsidiaries has conducted its export transactions in accordance in all material respects with applicable provisions of United States export and re-export controls and sanctions laws and regulations, including the Export Administration Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations, other controls administered by the United States Department of Commerce or the United States Department of State, the regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and all other applicable import/export controls and sanctions laws and regulations in other countries in which the Company or any Subsidiary of the Company conducts business. None of the Company nor any Subsidiary of the Company has engaged in any transactions or dealings with, or exported any products, technology, or services to, (a) any country or territory that is subject to a U.S. Government embargo (currently, Cuba, Iran, North Korea, Syria, and the Crimea Region) (collectively, the “Embargoed Countries”); (b) any instrumentality, agent, entity, or individual that is located in, or acting on behalf of, or directly or indirectly owned or controlled by any governmental entity of, any Embargoed Country; (c) any individual or entity identified on any list of designated and prohibited parties maintained by the U.S. Government, the United Kingdom, or the European Union, including, but not limited to, the List of Specially Designated Nationals and Blocked Persons, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identifications List, which are maintained by OFAC, or the Entity List, Denied Persons List, or Unverified List, which are maintained by the Bureau of Industry and Security of the U.S. Commerce Department (collectively, the “Prohibited Party Lists”). None of the Company nor any Subsidiary of the Company nor any of their respective actual or beneficial owners appears on a Prohibited Party List. Without limiting the foregoing: (a) the Company and each Subsidiary of the Company has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (i) the export, import and re-export of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (b) the Company and each Subsidiary of the Company is in compliance with the terms of all applicable Export Approvals, (c) there are no pending or, to the Knowledge of the Company, threatened claims against the Company or any Subsidiary of the Company with respect to such Export Approvals, (d) to the Knowledge of the Company, there are no actions, conditions or circumstances pertaining to the Company’s or any Subsidiary of the Company’s export transactions that would reasonably be expected to give rise to any future claims and (e) no Export Approvals for the transfer of export licenses to Parent or the Surviving Corporation are required, except for such Export Approvals that can be obtained expeditiously and without material cost. None of the Company nor any Subsidiary of the Company nor any of their respective officers, directors, managers or employees (in their capacities as such) are or have been the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to violations of export control and sanctions laws and regulations.

3.25       Anti-Corruption Laws. None of the Company nor any of its Subsidiaries, nor any director, officer, Affiliate, employee, manager or agent of any of the Company or any of its Subsidiaries (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries), has (a) directly or indirectly made, offered, promised, authorized, solicited, or accepted any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to or from any Person, including a “foreign official” (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended), foreign political party or official thereof, or candidate for foreign political office, regardless of what form, whether in money, property, or services (i) to obtain favorable treatment for business or Contracts secured, (ii) to pay for favorable treatment for business or Contracts secured, (iii) to obtain special concessions or for special concessions already obtained; (iv) to improperly influence or induce any act or decision, (v) to secure any improper advantage, or (vi) in violation of applicable Law (including Anti-Corruption Laws) or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Company and its Subsidiaries. The Company and its Subsidiaries have established and maintain internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) and written policies and procedures reasonably designed to promote and ensure compliance with Anti-Corruption Laws and to ensure that all books and records of the Company and its Subsidiaries accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. None of the Company nor any of its Subsidiaries or any of their respective directors, officers, or employees (in their capacity as such) are or have been the subject of any voluntary disclosure, investigation, prosecution, or other enforcement action related to the Anti-Corruption Laws.

3.26       Partners and Insurance Carriers.

(a)            Section 3.26(a) of the Disclosure Schedule sets forth a correct and complete list of: (i) the five (5) referral channel partners to the Company and its Subsidiaries, taken as a whole, during fiscal year 2020 (based on the Dollar amount paid to such referral partner during such year) (the “Top Partners”); and (ii) the five (5) largest insurance networks of the Company and its Subsidiaries, taken as a whole, during fiscal year 2020 (based on the Dollar amount paid by insurance carrier during such year) (the “Top Insurance Carrier”).

(b)            None of the Company nor any of its Subsidiaries has received any written notice, letter, complaint or other communication from any Top Partners or Top Insurance Carrier to the effect that it (i) has changed, modified, amended or reduced, or is reasonably likely to change, modify, amend or reduce, its business relationship with the Company or any of its Subsidiaries in a manner that is, or is reasonably likely to be, adverse to the Company or any of its Subsidiaries, or (ii) shall fail to perform, or is reasonably likely to fail to perform, its obligations under any Contract with the Company or any of its Subsidiaries in any manner that is, or is reasonably likely to be, adverse to the Company or any of its Subsidiaries.

3.27       Competition Act (Canada). As calculated in accordance with the Competition Act (Canada) and the regulations thereto, the assets in Canada of the Company and its Subsidiaries: (a) have a book value of less than C$93 million; and (b) generate gross revenues from sales in or from Canada of less than C$93 million.

3.28       No Other Representations or Warranties. Except for the representations and warranties contained in Article III, any Related Agreement or any certificate delivered hereunder, neither the Company nor any other Person makes any other representation or warranty, express or implied, at law or in equity, in respect of the Company or its Subsidiaries, or the business and operations or the assets of the Company or its Subsidiaries. Except for the representations and warranties in Article IV or the representations or warranties expressly made by Parent or Merger Sub in any Related Agreement, the Company acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, is made or shall be deemed to have been made by or on behalf of Parent or Merger Sub to the Company in connection with this Agreement, and the Company hereby expressly disclaims reliance upon any such representation or warranty.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Parent SEC Documents filed and publicly available prior to the Agreement Date (excluding any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature), each of Parent and Merger Sub hereby represents and warrants as of the Agreement Date and as of the Closing Date (except to the extent any such representation or warranty expressly relates to a different date (in which case as of such date)) to the Company as follows:

4.1            Organization. Each of Parent and Merger Sub is duly incorporated or formed, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has the requisite corporate or other legal power and authority, as applicable, to own, lease and operate its assets and properties to carry on its business as it is now being conducted.

4.2            Authority and Enforceability. Each of Parent and Merger Sub has all requisite corporate or other legal power and authority, as applicable, to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Parent and Merger Sub of this Agreement and any Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action, as applicable, on the part of Parent and Merger Sub. This Agreement and any Related Agreements to which any of Parent and Merger Sub is a party have been, or (in the case of the Related Agreements executed after the Agreement Date) as of the Effective Time, shall be, duly executed and delivered by Parent and Merger Sub, as the case may be, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto constitute, or (in the case of Related Agreements executed after the Agreement Date) shall constitute when executed and delivered, the valid and binding obligations of Parent and Merger Sub, as the case may be, enforceable against each of Parent and Merger Sub, as the case may be, in accordance with their terms, subject to (a) Laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and (b) general principles of equity.

4.3           Capitalization. Immediately prior to the Closing, the shares of Parent Common Stock to be issued to the Accredited Stockholders in connection with the Parent Stock Issuance will be duly and validly reserved for issuance. Upon consummation of the Merger and the other transactions contemplated by this Agreement in accordance with the terms hereof, the shares of Parent Common Stock to be issued to the Accredited Stockholders in connection with the Parent Stock Issuance shall be duly authorized, validly issued, fully paid and nonassessable, and will be free of any Liens other than (i) Liens created by the Company Stockholders and (ii) Liens imposed by securities Laws. The Parent Stock Issuance will not, at the time of issuance in accordance with the terms of this Agreement, violate any pre-emptive rights, rights of first offer, rights of first refusal or similar rights of any Person.

4.4            No Conflict.

(a)            The execution and delivery by each of Parent and Merger Sub of this Agreement and any Related Agreement to which it is a party, and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby and thereby, shall not (i) result in the creation of any Lien (other than a Permitted Lien) on any of the material assets of Parent or its subsidiaries or any of the Equity Interests of Parent or its subsidiaries, (ii) conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) (a) the Parent Organizational Documents or (b) any Law or Order applicable to Parent or Merger Sub, other than, in the case of this clause (b), such conflicts, violations or defaults as would not, individually or in the aggregate, reasonably be expected to (i) result in a Material Adverse Effect with respect to Parent or (ii) prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement.

(b)            No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificates of Merger, (ii) the expiration or early termination of the applicable waiting period under the HSR Act and the expiration or termination of waiting periods or the receipt of approvals or consents required under other Antitrust Laws, and (iii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not materially and adversely affect, and would not reasonably be expected to adversely affect, Parent or any of its Subsidiaries’ ability to perform or comply with the covenants, agreements or obligations of the Company or any of its Subsidiaries herein or to consummate the transactions contemplated by this Agreement in accordance with this Agreement and applicable Law.

(c)            No vote or other action of the stockholders of Parent is required by Law, Nasdaq rules, the certificate of incorporation or bylaws (or similar charter or organizational documents) of Parent in order for Parent and Merger Subs to enter into any Transaction Documents or consummate the transactions contemplated by this Agreement.

4.5           Litigation. As of the Agreement Date, (a) there is no Legal Proceeding pending (or, to the knowledge of Parent or Merger Sub, being threatened) against Parent or Merger Sub, that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement or (b) would otherwise be disclosable with respect to Parent and its subsidiaries, taken as a whole, according to the reporting standard set forth in Item 103 of Regulation S-K promulgated under the Exchange Act.

4.6           No Prior Activities of Merger Sub. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Merger Sub has not incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.

4.7            Financial Statements.

(a)            Parent has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since Parent’s initial public offering (all such documents and reports filed or furnished by Parent or any of its subsidiaries, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents when filed contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or outstanding SEC comment. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of Parent, threatened, in each case regarding any accounting practices of Parent.

(b)            The unaudited consolidated financial statements of Parent and its subsidiaries (including any related notes thereto) for all interim periods included in Parent’s quarterly reports on Form 10-Q filed with the SEC since July 1, 2020 and included in the Parent SEC Documents have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except for the absence of footnote disclosures and normal period-end adjustments as permitted by GAAP) and fairly present in all material respects the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof (taking into account the notes thereto) and the consolidated statements of operations and cash flows for the periods indicated (subject to normal period-end adjustments as permitted by GAAP).

(c)            Except (i) as disclosed, reflected, accrued or reserved against in the financial statements (including all notes thereto) of Parent contained in Parent’s quarterly report on Form 10-Q for the period ended January 7, 2021; (ii) for liabilities or obligations incurred in the ordinary course of business since January 7, 2021; (iii) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement, and (iv) for liabilities or obligations permitted by this Agreement or incurred pursuant to the transactions contemplated by this Agreement, neither Parent nor any of its subsidiaries has any liabilities or obligations of a nature required by GAAP to be reflected in a consolidated balance sheet or disclosed in the notes thereto, other than those which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)            Parent has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act. Such disclosure controls and procedures are effective to ensure that material information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Since January 7, 2021, neither Parent nor, to Parent’s Knowledge, Parent’s independent accountant, has identified or been made aware of any material weaknesses in the design or operation of “internal control over financial reporting” that would be reasonably likely to adversely affect in any material way Parent’s ability to record, process, summarize and report financial information.

(e)            Parent is not a party to, and has not entered into any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s audited financial statements or other Parent SEC Documents.

(f)            Since January 7, 2021, there have not been any disagreements between the Parent and any of its current or former independent accountants engaged as the principal accountants to audit Parent’s consolidated financial statements, or an independent accountant who was previously engaged to audit a significant subsidiary of Parent and on whom the principal accountants expressed reliance in their report, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if required to be disclosed in the Parent SEC Documents pursuant to the published rules and regulations of the SEC applicable thereto, were not so disclosed in a timely manner.

(g)            Since January 7, 2021, (i) none of Parent or its subsidiaries, its executive officers or independent auditor, has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or their respective internal accounting controls and (ii) no attorney representing Parent, whether or not employed by Parent has reported evidence in writing of a material violation of Laws, breach of fiduciary duty or similar violation by Parent to the Company Board or any committee thereof or to any director or officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.

4.8            NASDAQ Compliance. Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

4.9            Absence of Changes. During the period from January 7, 2021 through the Agreement Date, there has not occurred a Material Adverse Effect with respect to Parent and its subsidiaries, taken as a whole.

4.10            Brokers’ and Finders’ Fees. Except for the fees of Piper Sandler & Co., Parent has not incurred, and shall not incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby.

4.11            Form S-8 Registration Statement. Parent is, and at all relevant times on and after the Agreement Date shall be, eligible to register shares of Parent Common Stock pursuant to Form S-8.

4.12            Financing. Parent has, or has available to it, sufficient funds to consummate the transactions contemplated by this Agreement.

4.13            R&W Policy. The R&W Insurance Policy will be bound substantially concurrently with the execution of this Agreement.

4.14        No Other Representations or Warranties. Except for the representations and warranties contained in Article IV or any Related Agreement, neither Parent, Merger Sub nor any other Person makes any other representation or warranty, express or implied, at law or in equity, on behalf of Parent or Merger Sub, or the business and operations or the assets of Parent and Merger Sub. Except for the representations and warranties contained in Article III, any Related Agreement or any certificate delivered hereunder, the Company acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Merger Sub in connection with this Agreement, and each of Parent and Merger Sub hereby expressly disclaims reliance upon any such representation or warranty.

Article V

STOCKHOLDER AND TAX MATTERS

5.1            Company Board Recommendation; Stockholder Notice; Security Holder Notice.

(a)            Once the Company Stockholder Approval shall have been obtained, neither the Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Parent, the unanimous recommendation of the Board that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger and the transactions contemplated hereby.

(b)            Within ten (10) days following the Agreement Date, the Company shall prepare, with the cooperation of Parent, and send to each Company Stockholder (other than the Company Stockholders who previously executed the Company Stockholder Approval), a notice (as it may be amended or supplemented from time to time, the “Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of the DGCL of the taking of a corporate action without a meeting by less than a unanimous written consent, (ii) the notice contemplated by Section 262(d)(2) of the DGCL, together with a copy of Section 262 of the DGCL and (iii) an information statement to the Company Stockholders. The Stockholder Notice shall include (x) a statement to the effect that the Board had unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger and the transactions contemplated hereby, and (y) such other information as Parent and the Company may agree is required or advisable under the DGCL to be included therein. Following the mailing of the Stockholder Notice, no amendment or supplement to the Stockholder Notice shall be made by the Company without the approval of Parent. Each of Parent and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of Parent or its counsel, may be required or advisable to be included under the DGCL in the Stockholder Notice or in any amendment or supplement thereto, and Parent and the Company agree to cause their respective Representatives to cooperate in the preparation of the Stockholder Notice and any amendment or supplement thereto.

(c)            Prior to the Effective Time, the Company shall provide the Company Security Holders (other than the Company Stockholders so notified pursuant to Section 5.1(b)) with valid and timely notification of the Merger to the extent required by the terms and conditions of this Agreement, the Charter Documents, any Laws, or any agreement or instruments governing the Company Securities (other than the Company Capital Stock).

5.2            Tax Matters.

(a)            Preparation of Tax Returns.

(i)            The Acquired Companies shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns that are required to be filed by the Acquired Companies (taking into account any extension properly obtained) on or before the Closing Date (“Company Prepared Returns”), and shall pay, or cause to be paid, all Taxes of the Company due on or before the Closing Date. All Company Prepared Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the applicable Acquired Company with respect to such items, except as otherwise required by applicable Law. At least twenty (20) days prior to filing a Company Prepared Return that is an income or other material Tax Return, the Company shall submit a copy of such Tax Return to Parent for Parent’s review and comment and shall make such revisions to such Tax Returns as are reasonably requested by Parent.

(ii)            Parent shall prepare or cause to be prepared and file or cause to be filed, at the expense of the Company Indemnitors, all Tax Returns for the Acquired Companies for a Pre-Closing Tax Period or Straddle Period that are required to be filed after the Closing Date (the “Parent Prepared Returns”). All such Parent Prepared Returns that are not for a Straddle Period shall be prepared in a manner consistent with the applicable Acquired Company’s past practice, except as otherwise required by applicable Law and provided that PlushCare Technologies Canada, Inc. shall not claim any reserves that would require it to include any amounts in income in a Tax period ending after the Closing Date. In the event that any Parent Prepared Return that is an income Tax Return or other material Tax Return that shows any Unpaid Pre-Closing Taxes that are subject to indemnification by the Company Indemnitors pursuant to this Agreement, Parent will submit such Parent Prepared Return to the Stockholder Representative for review and comment at least twenty (20) days (or, if such Parent Prepared Return is required to be filed within twenty (20) days after the Agreement Date, as soon as practicable after the Agreement Date) prior to the filing of such Parent Prepared Return (taking into account any validly obtained extensions of time to file); provided that any failure or delay in providing any Parent Prepared Return to the Stockholder Representative shall not relieve the Company Indemnitors of any indemnification obligations with respect to such Tax Return except to the extent the Company Indemnitors are actually prejudiced as a result thereof. Parent will consider in good faith all reasonable comments timely received from the Stockholder Representative. The Company Indemnitors shall be responsible for reimbursing Parent for any Unpaid Pre-Closing Taxes shown as due on such Parent Prepared Returns promptly upon request by Parent (to the extent such Unpaid Pre-Closing Taxes are not reflected in the Closing Indebtedness Amount or Closing Transaction Expenses Amount).

(b)          Cooperation. The Stockholder Representative shall cooperate fully, as and to the extent reasonably requested by Parent, in connection with the filing of any Tax Returns with respect to the Acquired Companies’ operations and any pending or threatened audit, Legal Proceedings or assessments with respect thereto or to Taxes owed by the Acquired Companies. Such cooperation shall include the retention and (upon the relevant Party’s request) the provision of records and information which are reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. In furtherance of the foregoing, the Company agrees to cooperate with Parent and provide any relevant information within their possession requested by Parent that is reasonably necessary for Parent to determine the limitations, if any, on any of the Acquired Companies’ Tax loss carryforwards under Sections 382, 383 and 384 of the Code or any similar provision of Law of any other jurisdiction applicable to the Acquired Companies. Notwithstanding the foregoing or any other provision herein to the contrary, in no event shall the Company be entitled to review or otherwise have access to any income Tax Return, or information related thereto, of Parent or its Affiliates (other than income Tax Returns of the Acquired Companies for taxable periods ending on or prior to the Closing Date). Notwithstanding anything to the contrary in this Agreement, the Stockholder Representative shall have no obligation to prepare or file any Tax Returns.

(c)            Transfer Taxes. Fifty percent (50%) of any Transfer Taxes incurred as a result of the transactions contemplated in this Agreement shall be borne by the Company Indemnitors and fifty-percent (50%) shall be paid by Parent when due, and the party required by Legal Requirements to do so shall, subject to reimbursement from the non-filing party,. Each of Parent and the Company Indemnitors shall cooperate in connection with any filings of related Tax Returns.

(d)            Tax Treatment. The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a)(1) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and Section 1.368-3. Each of Parent and the Company shall report the Merger as a reorganization within the meaning of Section 368(a)(1) of the Code on its U.S. federal income Tax Return for the taxable year including the Closing Date and shall file all applicable U.S. state and local income Tax Returns in a manner consistent with the Merger constituting a reorganization unless otherwise required by a Taxing authority following an audit or other examination in which the intended Tax treatment was defended reasonably and in good faith. None of the Acquired Companies or Parent shall (and after the Closing, Parent shall not permit the Acquired Companies or any other Affiliate of Parent to) knowingly take any action that would reasonably be expected to prevent the Merger from being treated as a reorganization for U.S. federal income Tax purposes other than any actions that are required by the provisions of this Agreement and related agreements. Notwithstanding the foregoing, Parent makes no representations or warranties to the Company or to any Stockholder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any Stockholder of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby. The Company acknowledges that the Company and the Stockholders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other transactions and agreements contemplated hereby. In the event that the Merger would be reasonably likely to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, each of the parties agrees that it will consider in good faith entering into an amendment to this Agreement providing for a “two-step merger” described in Revenue Ruling 2001-46 if such amendment would permit the transactions contemplated hereby to qualify for tax-deferred treatment under the Code.

(e)            Tax Audits. Parent shall, within fifteen (15) Business Days of the receipt of such notice, provide the Stockholder Representative with written notice of any auditor other administrative or judicial proceeding with respect to any Taxes of the Acquired Companies for any Pre-Closing Tax Period (each a “Tax Contest”); provided that, the failure or delay in providing such notice will not affect the obligations of the Company Indemnitors hereunder unless the Company Indemnitors are actually prejudiced thereby. Parent shall keep the Stockholder Representative reasonably informed concerning the progress of such Tax Contest and except with the consent of the Stockholder Representative (such consent not to be unreasonably withheld, conditioned or delayed), no settlement of any such Tax Contest shall be determinative of the amount of Losses relating to such matter. To the extent this Section 5.2(e) conflicts with Section 8.5, this Section 5.2(e) shall control.

(f)            Tax Refunds. All Tax refunds of the Acquired Companies for any Tax year or portion thereof ending on or prior to the Closing Date that are actually received in cash (or, in the case of a Tax credit, claimed on a Tax Return and resulting in an actual reduction in Taxes owed) by Parent, the Surviving Corporation, any Acquired Company or any of their Affiliates following the Closing and before the Indemnity Escrow Expiration Date shall be for the account of Company Security Holders and Parent shall pay such Tax refund, net of any Taxes or reasonable out of pocket expenses associated with the collection thereof, to the Paying Agent or Surviving Corporation for further payment to the Company Security Holders within twenty (20) Business Days after Parent or any of their Affiliates receives such refund except to the extent that such Tax refunds result from the carryback of any loss or credit incurred in a taxable period (or portion thereof) beginning after the Closing Date. To the extent such refund or credit is subsequently disallowed or required to be returned to the applicable Governmental Entity, the Company Security Holders shall promptly to repay the amount of such disallowed refund or credit, together with any interest, penalties or other additional amounts imposed by such Governmental Entity to Parent.

5.3            Allocation Schedule.

(a)            The Company shall prepare and deliver to Parent a spreadsheet (the “Allocation Schedule”) at least five (5) Business Days prior to the Closing and reasonably satisfactory to Parent, which Allocation Schedule shall be dated as of the Closing Date and shall set forth all of the information (in addition to the other required data and information specified therein) set forth on Schedule B hereto, as of immediately prior to the Closing.

(b)            The Allocation Schedule shall be accompanied by reasonably detailed back-up documentation for the calculations contained therein. The Company shall make available to Parent and its Representatives the work papers (subject to the execution of customary work paper access letters, if requested) and other books and records used in preparing the Allocation Schedule and reasonable access to Employees of the Company and each of its Subsidiaries as Parent may reasonably request in connection with its review of the Allocation Schedule, and will otherwise cooperate in good faith with Parent’s and its Representatives review and shall take into consideration in good faith any comments of Parent on the Allocation Schedule. Notwithstanding the foregoing, in no event will any of Parent’s rights be considered waived, impaired or otherwise limited as a result of Parent not making an objection prior to the Closing or its making an objection that is not fully implemented in a revised Allocation Schedule, as applicable.

5.4            Indemnification of Directors and Officers of the Company; Insurance.

(a)           During the period ending six (6) years after the Effective Time, the Surviving Corporation or its respective successors shall, or Parent shall cause the Surviving Corporation or their respective successors to, fulfill their obligations to the present and former members of the Board, present and former managers and present and former officers of the Company and each of its Subsidiaries (such directors, managers and officers being herein called the “Company Indemnitees”) pursuant to the terms of the Charter Documents as in effect on the Agreement Date and any indemnification agreements between the Company or any of its Subsidiaries and such Company Indemnitees set forth on Section 5.4(a) of the Disclosure Schedule (such obligations, collectively, the “D&O Indemnifiable Matters”). Notwithstanding the foregoing, the obligations of Parent and the Surviving Corporation or their respective successors in respect of the D&O Indemnifiable Matters (i) shall be subject to any limitation imposed by applicable Law, the terms of the Charter Documents or the terms of the applicable indemnification agreement and (ii) shall not be deemed to release any Company Indemnitee who is also an officer, manager or director of the Company or any of its Subsidiaries from his or her obligations pursuant to this Agreement or any Related Agreement.

(b)            Prior to the Effective Time, the Company shall purchase and fully pay (and such purchase price shall be included in the Closing Transaction Expense Amount) for an extended reporting period endorsement under the Company’s existing (i) directors’ and officers’ liability insurance coverage in a form reasonably acceptable to Parent that shall provide the Company Indemnitees with coverage for six (6) years following the Effective Time of not less than the existing coverage and have other terms not materially less favorable to the insured persons than the Company’s directors’ and officers’ liability insurance coverage presently maintained by the Company (the “D&O Tail Policy”), (ii) employment practices liability insurance (the “EPLI Tail Policy”), (iii) virtual care package insurance (covering professional liability, technology based services/privacy liability, and general liability) (“Virtual Care Practice Tail Policy”) and (iv) medical malpractice insurance (“MedMal Tail Policy” and together with the D&O Tail Policy, EPLI Tail Policy and Virtual Care Practice Tail Policy, the “Tail Policies”). Parent shall not, and shall cause the Surviving Corporation to not, take any action to eliminate such Tail Policies. The cost of any D&O Tail Policy shall be considered a Transaction Expense for purposes of this Agreement. At or prior to the Closing, the Company shall provide a copy of the Tail Policies to Parent, along with written confirmation from each insurance provider that each Tail Policy will be bound at Closing.

(c)            If Parent, the Surviving Corporation, or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, (ii) transfers or conveys all or substantially all of their assets to any Person or (iii) ceases to exist for any reason, then, in each such case, to the extent necessary, Parent shall use its reasonable best efforts to cause the proper provision to be made so that the successors and assigns of Acquirer or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.4.

(d)            Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 5.4 shall not be terminated or modified in such a manner as to adversely affect any Company Indemnitee to whom this Section 5.4 applies without the consent of such affected Company Indemnitee, it being understood and agreed that the Company Indemnitees are intended to be express third party beneficiaries of this Agreement.

5.5           R&W Policy. Parent shall procure the R&W Insurance Policy that becomes bound on the Agreement Date and will be in full force and effect on the Closing Date.  The R&W Insurance Policy shall provide that the insurer thereof shall have no rights of subrogation against any party to this Agreement, or any Representative thereof, except in the case of Fraud. The premium in respect of the R&W Insurance Policy shall be paid by Parent, as and when required in accordance with the terms of the R&W Policy (it being understood that such amount will be borne by the Company and included as a Transaction Expense). Parent shall not amend, modify or otherwise change, terminate or waive any subrogation, or any other provision, of the R&W Insurance Policy with respect to any Company Indemnitor in any manner that would be adverse in any material respect to the Company Indemnitor, without the prior written consent of the Securityholders’ Representative. No later than three (3) Business Days prior to the anticipated Closing Date, Parent shall provide the Company with documentation reflecting an accounting of the R&W Insurance Premium Amount.

5.6            Securities Law Exemption; Transfer Restrictions; Stop-Transfer Instructions, Securities Law Compliance.

(a)            Each of the parties hereto shall use its reasonable best efforts to cause the issuance of all shares of Parent Common Stock contemplated by this Agreement in connection with the Merger to validly qualify for an exemption from the registration and prospectus delivery requirements of the Securities Act and any applicable state “blue sky” securities laws.

(b)            The shares of Parent Common Stock constitute “restricted securities” under the Securities Act, and may not be transferred absent valid and effective registration under the Securities Act or an exemption therefrom, and any such transfer shall be subject to compliance with applicable state securities Laws. All shares of Parent Common Stock issued in connection with this Agreement shall bear a legend or legends referencing restrictions applicable to such shares under applicable securities Laws and under this Agreement, which legend shall state in substance:

“The securities evidenced by this certificate have been issued and sold without registration under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States (a “State Act”) in reliance upon certain exemptions from registration under said acts. The securities evidenced by this certificate cannot be sold, assigned or otherwise transferred within the United States unless such sale, assignment or other transfer is (i) made pursuant to an effective registration statement under the Securities Act and in accordance with each applicable State Act or (ii) exempt from, or not subject to, the Securities Act and each applicable State Act.”

(c)            To ensure compliance with the restrictions imposed by this Agreement, Parent may issue appropriate “stop-transfer” instructions to its transfer agent. Parent shall not be required (i) to transfer on its books any shares of Parent Common Stock that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or the requirements of the Securities Act or any applicable State Act, or (ii) to treat as owner of such shares of Parent Common Stock, or to accord the right to vote or pay dividends, to any purchaser or other transferee to whom such shares of Parent Common Stock has been purportedly so transferred.

Article VI

ADDITIONAL AGREEMENTS

6.1            Conduct of the Business of the Company. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, except to the extent expressly required by applicable Law or as consented to by Parent in writing (including via email), conduct its business in the Ordinary Course of Business and use its commercially reasonable efforts to (a) preserve intact its present business organization and keep available the services of its directors, officers and employees, (b) maintain in effect all Company Authorizations, (c) maintain its assets and properties, (d) maintain satisfactory relationships with its customers, lenders, suppliers, lessors and others having material business relationships with it (e) manage its working capital (including the timing of collection of accounts receivable and of the payment of accounts payable) in the Ordinary Course of Business consistent with past practice and pay and perform all of its undisputed debts and other obligations (including Taxes) when due.

6.2          Restrictions on Conduct of the Business. Without limiting the generality or effect of the provisions of Section 6.1 and subject to applicable Law, except as (i) expressly set forth on Section 6.2 of the Disclosure Schedule (ii) expressly provided otherwise in this Agreement or the Related Agreements or (iii) consented to in advance in writing by Parent (including via email), during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not, and shall cause each of its Subsidiaries not to:

(a)            amend its Charter Documents or equivalent organizational or governing documents;

(b)           merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c)            declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except for purchases from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service and issuances in connection with the exercise of any Company Options that are outstanding as of the Agreement Date;

(d)            (i) enter into any (A) Contract that would (if entered into prior to the Agreement Date) constitute a Material Contract, (B) other material Contract or (C) Contract requiring a novation or consent in connection with the Merger or the other transactions contemplated by this Agreement, (ii) amend, renew or modify any Material Contract in any material respect, (iii) except as would not be reasonably material to the Company and its Subsidiaries (taken as a whole), violate, terminate, renew, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts, or (iv) enter into, amend, renew, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (A) adversely affect the Company or any of its Subsidiaries (or, following consummation of the Merger, Parent or any of its Affiliates) in any material respect, (B) impair the ability of the Company or the Stockholder Representative to perform their respective obligations under this Agreement or (C) prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated hereby;

(e)            issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than: (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options that are outstanding as of the Agreement Date, (ii) the issuance of shares of Company Common Stock pursuant to the exercise of the Company Warrant and (iii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;

(f)            (i) hire, or offer to hire, any additional (A) officers or employees at the level of manager or higher or with a maximum annualized target base pay (inclusive of base salary/wages, target bonus and target commission) not to exceed $125,000 or (B) any consultants or independent contractors with annual compensation or fee rates greater than $125,000, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities or terms and conditions of employment of any officer or employee at the level of director or higher of the Company or any Subsidiary of the Company other than for cause, (iii) enter into, amend or extend the term of any employment or consulting agreement, bonus arrangement, severance agreement, retention bonus, or change of control agreement with, or Company Option held by, any officer, employee, consultant or independent contractor, other than ordinary salary, bonus, and commission increases in the normal course of business and consistent with past practice, (iv) enter into any Contract with a Labor Organization or collective bargaining agreement (unless required by Law), (v) implement any plant closing, mass layoff or any other employment action that could reasonably incur WARN Act obligations, or (vi) add any new members to the Board;

(g)            make any loans or advances (other than routine expense advances to employees of the Company or any Subsidiary of the Company consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;

(h)            except for non-exclusive licenses in connection with the provision of the Company Products (not including rights in any Company Source Code) and the Company services in the Ordinary Course of Business, transfer, sell, or license to any Person any rights to any Intellectual Property Rights, or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any Subsidiary of the Company or any contractor or commercial partner of the Company or any Subsidiary of the Company) (other than providing access to Company Source Code to current employees and consultants of the Company or any Subsidiary of the Company involved in the development of the Company Products on a need to know basis in the Ordinary Course of Business and provided each such employee or consultant has executed a Contract that contains customary confidentiality provisions protecting the rights of the Company or such Subsidiary in trade secrets and other Company or Subsidiary proprietary information) or materially amend or replace any Privacy Statement;

(i)           abandon or let lapse any item of material Company Registered IP, other than prosecution activities pertaining to registration, maintaining, perfecting and renewing Company Registered IP in the Ordinary Course of Business;

(j)            amend or modify any Privacy Statement of the Company or any of its Subsidiaries;

(k)           enter into any license, distribution, reseller, OEM, joint venture or joint marketing (other than nonexclusive arrangements entered in the Ordinary Course of Business);

(l)            sell, lease, license or otherwise dispose of or encumber (other than Permitted Liens) any of its properties or assets, other than non-exclusive licenses of Company Products in the Ordinary Course of Business, or enter into any Contract with respect to the foregoing;

(m)            enter into any operating lease or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(n)           incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

(o)            make any capital expenditures, capital additions or capital improvements;

(p)            materially change the amount of, or terminate, any insurance coverage;

(q)            cancel, release or waive any material claims or rights held by the Company or any Subsidiary of the Company;

(r)            (i) adopt, establish, enter into, terminate, discontinue or amend any Company Employee Plan, except in each case as required under ERISA, applicable Law or as necessary to maintain the qualified or registered status of such plan under applicable Law, (ii) accelerate the payment, funding or vesting of any compensation or benefits of any Employee or any employee of any Subsidiary of the Company, (iii) pay any bonus or other incentive compensation to any Employee, or (iv) increase the compensation or benefits of any Employee (other than, with respect to clauses (iii) and (iv), pursuant to any applicable Laws, or any preexisting practices, plans, policies or Contracts that have been disclosed to Parent and are set forth on the Disclosure Schedule); notwithstanding the foregoing, in all events the Company shall remain eligible to engage new Employees below the level of manager, with maximum annualized target cash compensation (meaning, base salary/wages, target bonus and/or target commissions) not to exceed $125,000;

(s)           grant or pay, or enter into any Contract providing for the granting or payment of any severance, change of control, retention or termination pay or benefits to any Person (other than payments or benefits provided pursuant to any applicable Laws, or any preexisting practices, plans, policies or Contracts that have been disclosed to Parent and are set forth on the Disclosure Schedule);

(t)           (i) commence a Legal Proceeding other than (A) for the routine collection of bills, (B) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that it consults with Parent prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;

(u)             acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to its business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(v)            make, change or revoke any Tax election, adopt or change any Tax accounting method or period, file any federal, state, or non-U.S. income Tax Return or any other material Tax Return without the prior consent of Parent prior to filing, file any amended Tax Return, enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Law) (other than any such agreement entered into in the Ordinary Course of Business the primary purpose of which is not Taxes), voluntary disclosure application or agreement or similar process, apply for any Tax ruling, settle or compromise any Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement, assume or agree to indemnify any liability for Taxes of another Person, surrender any right to claim a Tax refund, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax if such similar action would have the effect of increasing the Tax liability of Parent or its Affiliates for any Tax period ending after the Closing Date;

(w)            change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the Ordinary Course of Business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Parent;

(x)            enter into any agreement for the purchase, sale or lease of any real property;

(y)            place or allow the creation of any Lien (other than a Permitted Lien) on any of its properties; or

(z)            take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (y).

Nothing in this Section 6.2 is intended to or shall cause Parent or Merger Sub to directly or indirectly control the Company or any of its Subsidiaries in violation of the HSR Act or other Antitrust Law.

6.3            No Solicitation.

(a)            During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company will not, and will cause its Subsidiaries not to, and the Company will not authorize or permit any of its or their Representatives to, directly or indirectly, (i) solicit, willingly encourage others to solicit, or willingly encourage, facilitate or accept any discussions, proposals or offers that constitute, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, or (v) submit any Acquisition Proposal to the vote of any stockholders of the Company. The Company will, and will cause its Subsidiaries and its and their Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Parent and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or any of its Subsidiaries in connection with an Acquisition Proposal and request from each Person (other than Parent and its Representatives) the prompt return or destruction of all non-public information with respect to the Company or any of its Subsidiaries previously provided to such Person in connection with an Acquisition Proposal. If any of the Company’s or its Subsidiaries’ Representatives, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 6.3 not to authorize or permit such Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 6.3.

(b)            The Company shall immediately (but in any event, within 24 hours) notify Parent in writing after receipt by the Company (or, to the Knowledge of the Company, by any of its Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or any of its Subsidiaries or for access to any of the properties, books or records of the Company or any of its Subsidiaries by any Person or Persons other than Parent and its Representatives reasonably expected to be in connection with a potential Acquisition Proposal. Such notice shall describe the material terms and conditions of such Acquisition Proposal. The Company shall keep Parent fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto. The Company shall provide Parent with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting of the Board at which the Board is reasonably expected to discuss any Acquisition Proposal.

6.4            Access to Information.

(a)            During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, (i) the Company shall afford Parent and its Representatives reasonable access during normal business hours to (A) the properties, personnel, books, Contracts and records of the Company and each of its Subsidiaries and (B) all other information concerning the business, properties and personnel of the Company and each of its Subsidiaries as Parent may reasonably request and (ii) the Company shall provide to Parent and its Representatives correct and complete copies of the Company’s and each of its Subsidiaries’ (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and work papers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company or any Subsidiary of the Company has been a party, and (D) receipts received for any Taxes paid to foreign Tax authorities in the Company’s possession; provided, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (1) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information; (2) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (4) access would, in light of COVID-19, jeopardize the health and safety of any officer or employee of the Company; or (5) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; provided, further, that the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company shall reasonably cooperate with Parent to allow the disclosure of such information (or as much of it as possible) in a manner that would not violate any of clauses (1) through (5).

(b)            Subject to compliance with applicable Law, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as requested by Parent with one or more Representatives of Parent to discuss any material changes or developments in the operational matters of the Company and its Subsidiaries and the general status of the ongoing operations of the Company and its Subsidiaries.

(c)            No information obtained by Parent during the pendency of the Merger in any investigation pursuant to this Section 6.4 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.

6.5            Notification of Certain Matters.

(a)            Each of Parent and the Company shall give prompt notice to the other of the occurrence or non-occurrence of any event that is reasonably likely to cause the failure of any of the conditions set forth in Article VII; provided, that the delivery of any notice pursuant to this Section 6.5 shall not limit or otherwise affect any remedies available to Parent or the Company. No disclosure by Parent or the Company pursuant to this Section 6.5, however, shall be deemed to amend or supplement the Disclosure Schedule or prevent or cure any misrepresentation, breach of representation or warranty or breach of any covenant.

(b)            The Company shall give Parent prompt notice of the commencement or known threat of commencement of any Legal Proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement, keep Parent informed as to the status of any such Legal Proceeding or threat, and the Company shall permit authorized Representatives of Parent to be present at each meeting or conference relating to any such Legal Proceeding, to participate in, or review, any material communication before it is made to any Governmental Entity, and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such Legal Proceeding, including by providing Parent with a reasonable opportunity to review and comment on any filing, submission, response to an information request or other (oral or written) communication to be submitted or made to any Governmental Entity and such receiving party shall consider any such received comments in good faith.

(c)           The Company shall give Parent prompt notice of any written communication from any Governmental Entity (i) relating to the Merger, (ii) indicating that a Company Authorization is or about to be revoked or (iii) indicating that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

6.6           Section 280G.

(a)            The Company shall obtain and deliver to Parent prior to the initiation of the requisite stockholder approval procedure under Section 6.6(b), a parachute payment waiver (the “Parachute Payment Waiver”), from each Person who the Company or Parent reasonably believes could be, with respect to the Company or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite stockholder approval procedure under Section 6.6(b), and who might otherwise have received, receive or have the right or entitlement to receive a Section 280G Payment (as defined below), to the extent the value thereof equals or exceeds three times such Person’s “base amount” determined in accordance with Section 280G of the Code and the regulations promulgated thereunder, unless the 280G Stockholder Approval (as defined below) is obtained pursuant to Section 6.6(b).

(b)            At least two (2) Business Days prior to the Closing Date, the Company shall submit to the Company Stockholders, for approval by such Company Stockholders holding the number of shares of stock required by the terms of Section 280G(b)(5)(B) of the Code, a written consent in favor of a proposal to render the parachute payment provisions of Section 280G of the Code and the regulations thereunder inapplicable to all Section 280G Payments. “Section 280G Payments” means any payments or benefits provided pursuant to Company Employee Plans or other plans, programs, arrangements or Contracts that might reasonably be expected to result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that causes the payments or benefits to not be deductible by reason of Section 280G or that would be subject to an excise tax under Section 4999 of the Code. Prior to delivery of documents to the stockholders in connection with the stockholder approval contemplated by this Section 6.6(b), the Company shall provide Parent and its counsel with a reasonable opportunity to review and approve all documents to be delivered to the stockholders in connection with such stockholder approval (which review and approval will not be unreasonably delayed, conditioned, or withheld). Any such stockholder approval shall be sought by the Company in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. Prior to the Closing, the Company shall deliver to Parent written notification and documentation reasonably satisfactory to Parent that (i) a vote of the holders of Company Capital Stock was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and benefits shall not be made or provided (or shall be returned) to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Company Capital Stock pursuant to this Section 6.6(b).

6.7         Confidentiality. The parties hereto acknowledge that Parent and the Company have previously executed that certain Reciprocal Non-Disclosure Agreement dated October 8, 2019, by and between the Company and Parent (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it and its Representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence. At no time shall the Company or any of its Affiliates or Representatives disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of Parent. Notwithstanding anything to the contrary in the foregoing, a party hereto shall be permitted to disclose any and all terms (i) to the extent required by applicable Law, in which case the Company shall promptly notify Parent and cooperate with Parent to the extent reasonably practicable so as to seek to limit the information disclosed to the information it is advised by counsel is required by such applicable Law to be disclosed and shall, to the extent reasonably practicable and at Parent’s cost and expense, seek to obtain a protective Order over, or confidential treatment of such information, (ii) as reasonably necessary for the Company to obtain the consents and approvals of Company Stockholders and other third parties contemplates by this Agreement, (iii) to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), (iv) if such party is an investment fund, to such party’s limited partners or other interest holders who are bound in writing to confidentiality obligations at least as restrictive as those in this Agreement and the Confidentiality Agreement and solely to the extent required pursuant to the terms of its limited partnership agreement or similar agreement, (v) to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with applicable Law and the rules of the primary exchange on which such party is then listed and (vi) previously publicly disclosed by Parent. The Stockholder Representative hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though the Stockholder Representative were a party thereto; provided that the Stockholder Representative shall be permitted to disclose Confidential Information to the Advisory Committee in its capacity as such. With respect to the Stockholder Representative, as used in the Confidentiality Agreement, the term “Confidential Information” shall also include information relating to the Merger or this Agreement received by the Stockholder Representative after the Closing or relating to the period after the Closing.

6.8          Public Disclosure. So long as this Agreement is in effect, neither the Company nor its Representatives shall issue or cause the publication of any press release or other public announcement or disclosure with respect to this Agreement, the Related Agreements or the transactions contemplated hereby or thereby, including the Merger, without the prior written consent of Parent; provided, the Company and its Representatives may, without further consent of Parent, make statements with respect to this Agreement, the Related Agreements or the transactions contemplated hereby or thereby, including the Merger, that are consistent with (and do not otherwise include or refer to any terms or conditions that are not otherwise contained in) public statements with respect to this Agreement, the Related Agreements or the transactions contemplated hereby or thereby, including the Merger, that have previously been made by Parent. Parent shall provide the Company reasonable prior written notice of any press releases or other public announcements made prior to the Effective Time.

6.9          Reasonable Best Efforts.

(a)           Each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including the satisfaction of the respective conditions set forth in Article VII, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other transactions contemplated by this Agreement.

(b)        The parties shall make all filings and notifications and other submissions with respect to this Agreement and the transactions contemplated hereby under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and any other applicable Antitrust Laws and, in any event, shall each file the Notification and Report Form under the HSR Act, if required, no more than ten (10) Business Days after the Agreement Date. The parties agree to request at the time of filing early termination of the applicable waiting period under the HSR Act. To the extent permitted by applicable Law, each of the Company and Parent shall promptly inform the other of any material communication between the Company or Parent (as applicable) and any Governmental Entity regarding the transactions contemplated by this Agreement (and if in writing, furnish the other party with a copy of such communication). If the Company or Parent or any affiliate thereof shall receive any formal or informal request for information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then the Company or Parent (as applicable) shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. Without limiting the generality or effect of Section 6.9(a), to the extent permitted by applicable Law and except as may be prohibited by any Governmental Entity, the parties hereto (other than the Stockholder Representative) shall (i) permit the other to review and discuss in advance, and consider in good faith the view of the other in connection with, any proposed written or oral communication with any Governmental Entity relating to the transaction contemplated by this Agreement; (ii) not participate in any substantive meeting or conference, or have any substantive communication, with any Governmental Entity unless it has given the other party a reasonable opportunity to consult with it in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate therein; (iii) furnish the other party’s outside legal counsel with copies of all filings and communications between it and any such Governmental Entity with respect to this Agreement and the transactions contemplated hereby; provided that such material (A) may be redacted as necessary (1) to comply with contractual arrangements, (2) to address legal privilege concerns, or (3) to remove references concerning the valuation of the parties or (B) designated as “outside counsel only,” which materials and the information contained therein shall be given only to outside counsel and previously-agreed outside economic consultants of the recipient and will not be disclosed by such outside counsel or outside economic consultants to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials; and (iv) furnish the other party’s outside legal counsel with such necessary information and reasonable assistance as the other party’s outside legal counsel may reasonably request in connection with its preparation of necessary submissions of information to any such Governmental Entity. Notwithstanding anything in this Agreement to the contrary, the parties agree that Parent shall have the right (in its sole and absolute discretion after considering in good faith any comments provided by the Company and subject to the terms of this Section 6.9) to devise and implement the strategy for all registrations, filings, forms, notices, petitions, statements, submissions of information, applications, proposals, other documents, communications and correspondence, and other actions and steps to be taken as contemplated by, in connection with or subject to this Section 6.9. All filing fees in connection with filings required by the HSR Act shall be borne by the acquiring person, as defined by 16 C.F.R. § 801.2. The Company and Parent shall each bear its own legal fees and expenses in connection with compliance with this Section 6.9.

(c)          Notwithstanding the foregoing, nothing in this Section 6.9 or otherwise in this Agreement shall require Parent: (i) to take any action that would prohibit or limit in any respect, or place any conditions on, the ownership or operation by Parent of any portion of the business, assets, Intellectual Property Rights, categories of assets, relationships, contractual rights, obligations or arrangements of Parent or any of its Affiliates (including the Acquired Companies), or compel Parent to divest, dispose of, hold separate or license any portion of the business, assets, Intellectual Property Rights, categories of assets, relationships, contractual rights, obligations or arrangements of Parent or any of its Affiliates (including the Acquired Companies); (ii) to propose or agree to or effect any divestiture or hold separate any business or assets; or (iii) to commence, contest, or defend any Legal Proceeding relating to the transactions contemplated by this Agreement.

6.10        Termination of 401(k) Plans. Effective as of at least the day immediately preceding the Closing Date, the Company shall terminate, or shall cause the termination of, all 401(k) Plans (unless Parent provides written notice to the Company no later than three (3) Business Days prior to the Closing Date that the 401(k) Plans shall not be terminated). The Company shall provide Parent with evidence that such 401(k) Plans have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the applicable governing body. The form and substance of such resolutions shall be subject to review and approval by Parent at least three (3) Business Days prior to the Closing Date, which approval shall not be unreasonably withheld, conditioned or delayed. The Company also shall take such other actions in furtherance of terminating the 401(k) Plans as Parent may reasonably require.

6.11        Consents. The Company shall, upon Parent’s request and using forms reasonably acceptable to Parent, use commercially reasonable efforts to obtain prior to the Closing, and deliver to Parent at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Section 3.5(a)(ii) of the Disclosure Schedule (and any Contract entered into after the Agreement Date that would have been required to be listed or described Section 3.5(a)(ii) of the Disclosure Schedule if entered into prior to the Agreement Date) (as applicable); provided, that the Company shall not be required to make any payments to any third parties in connection with obtaining any consent, waiver or approvals.

6.12        Resignation of Officers and Directors. Prior to the Closing, the Company shall have caused each officer, director and manager of each of the Acquired Companies to execute a Resignation Letter, effective as of the Effective Time.

6.13        Expenses. Whether or not the Merger is consummated, except as otherwise set forth herein, each of the Company and Parent shall bear its own, and its respective legal, auditors’, financial advisors’ and other representatives’ fees and other expenses incurred with respect to this Agreement and the Merger.

6.14        Corporate Matters. The Company shall retain at its main office, and make available to Parent, any original minute books containing the records of all proceedings, consents, actions and meetings of the board of directors, committees of the boards of directors and the stockholders of the Company and the stock ledgers, journals and other records reflecting all stock issuances and transfers.

6.15       Joinder Agreements. The Company shall use all commercially reasonable efforts to cause the Joinder Agreements to be executed and delivered to the Company on or prior to the Closing Date by each of the Company Stockholders and Suitability Documentation duly executed by each Company Stockholder certifying that each such Company Stockholder is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act).

6.16       Surrender Agreements. The Company shall use all commercially reasonable efforts to cause (a) each Vested Company Optionholder that is a Non-Continuing Employee to deliver a duly executed Option Surrender Agreement prior to the Closing Date and (b) each Company RSU Holder to deliver a duly executed RSU Surrender Agreement prior to the Closing Date. Notwithstanding the delivery of any Suitability Documentation to Parent prior to the Closing, any Vested Company Optionholder or Company RSU Holder may, in the reasonable discretion of Parent, be deemed to be an “Accredited Stockholder” or “Unaccredited Stockholder” for purposes of this Agreement.

6.17       Warrant Cancellation Agreements. The Company shall use all commercially reasonable efforts to obtain, prior to the Closing Date, a Warrant Cancellation Agreement, duly executed by each Company Warrantholder and the Company, and Suitability Documentation duly executed by each Company Warrantholder certifying that each such Company Warrantholder is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act).

6.18       Other Closing Deliverables. The Company shall procure the delivery to Parent of the closing deliverables required to be delivered by it pursuant to Section 1.5(a) (and not otherwise specifically addressed by this Article VI).

6.19       Provision of Benefits. For the period commencing at the Effective Time and ending twelve (12) months after the Effective Time (or earlier to the extent a Continuing Employee’s employment terminates earlier), except to the extent better terms are provided to a Continuing Employee in any Offer Letter entered into between Parent and any Continuing Employee prior to the Effective Time, Parent agrees to provide each Continuing Employee with (i) severance benefits that are substantially consistent with the benefits provided to similarly situated employees of Parent (or its Affiliates) and (ii) base salary, target bonus and employee benefits that are no less in the aggregate than the base salary, target bonus, and other employee benefits provided to such Continuing Employee by the Company prior to the Closing. With respect to any benefit plan maintained by Parent or an Affiliate of Parent in which Continuing Employees are eligible to participate, Parent shall also use commercially reasonable efforts, and subject to the terms of the applicable benefit plans, to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such Continuing Employees under the group health plans of the Company or any of its Subsidiaries prior to the Closing and (ii) provide each Continuing Employee with credit for any copayments and deductibles paid prior to the Closing in satisfying any analogous deductible or out of pocket requirements to the extent applicable under any such plan. Where applicable, subject to the terms of the applicable benefit plans, Parent shall use commercially reasonable efforts (but automatically applicable if required by applicable Law) to credit or cause to be credited each Continuing Employee’s length of service with the Company or any of its Subsidiaries for purposes of eligibility, vesting and for purposes of future vacation and sick day accruals and determining severance amounts under the Parent’s employee benefit plans to the same extent and for the same purpose as such service was recognized under the analogous Company benefit plan; provided, however, that such service shall not be recognized to the extent that it would result in a duplication of benefits. Nothing contained herein, express or implied, (a) is intended to confer upon any Continuing Employee any right to continued employment for any period or continued receipt of any specific employee benefit, or shall constitute an amendment to or any other modification of any benefit plan, (b) shall alter or limit Parent’s or the Company’s or their Affiliates’ ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement or (c) is intended to confer upon any individual (including employees, retirees or dependents or beneficiaries of employees or retirees) any right as a third party beneficiary of this Agreement.

6.20       Parent Retention Awards. Promptly following the Closing, Parent shall establish a retention pool consisting of restricted stock unit awards covering shares of Parent Common Stock with an aggregate grant date value of the Retention Pool Amount (each, a “Retention Award” and together, the “Retention Awards”). Parent will be obligated to grant the Retention Awards as provided in this Section 6.20 only if the Earnout Event occurs (as determined in accordance with Section 2.11). The number of shares of Parent Common Stock subject to each Retention Award shall be determined by dividing (i) the dollar value of the aggregate Unadjusted Earnout Amount that would have been attributable to such Continuing Employee had all shares underlying the Converted Vested Options or Converted Unvested Options, as applicable, held by such Continuing Employees been shares of Company Common Stock as of immediately prior to the Effective Time by (ii) the Parent Stock Price, rounded down to the nearest whole share. The Retention Awards will be granted under Parent’s 2020 Equity Incentive Plan (or any successor equity plan) and standard form of restricted stock unit agreement thereunder. To be eligible to receive a Retention Award, the applicable Continuing Employee must be employed by Parent (or a Subsidiary thereof, including the Surviving Corporation) through and including the grant date thereof (such Continuing Employees, the “Eligible Employees”). Retention Awards will be fully vested on the grant date, if any; provided, however, to the extent a Retention Award for a given Eligible Employee is made in respect of Converted Unvested Options that remain unvested as of the grant date of such Retention Award, if any, then the portion of the Retention Award that is attributable to such then-unvested Converted Unvested Options shall vest on a proportionate basis over the same remaining vesting schedule that applies to such then-unvested Converted Unvested Options. Any portion of the Retention Awards that are forfeited for any reason shall not be reallocated in whole or in part among the Continuing Employees by Parent, except as otherwise determined by Parent in its sole discretion. Parent shall take all actions reasonably necessary to reserve for issuance of a sufficient number of shares of Parent Common Stock for delivery upon settlement of the Retention Awards. Notwithstanding anything to the contrary set forth herein, as a condition to Parent’s obligation to grant any Retention Award, if and when any such Contingent Consideration becomes due pursuant to Section 2.11, the Stockholder Representative shall first deliver to Parent an updated Allocation Schedule setting forth the aggregate grant value of each Retention Award for each Eligible Employee and Parent shall grant each such Retention Awards with the aggregate values set forth in the updated Allocation Schedule within thirty (30) days of the Stockholder Representative delivering the updated Allocation Schedule to Parent; provided, further, that the aggregate shares of Parent Common Stock subject to each Retention Award to each shall be rounded down to the nearest whole share number and in no event shall the number of shares of Parent Common Stock subject to the Retention Awards exceed 99,936 shares of Parent Common Stock. Parent and the Surviving Corporation shall be entitled to conclusively rely upon the updated Allocation Schedule delivered by the Stockholder Representative pursuant to this Section 6.20, including with respect to whether any individual Eligible Employee received the appropriate amount of any Retention Award, and in no event will Parent, the Surviving Corporation or any of their Affiliates have any liability to any person on account of payments or distributions made in accordance with the updated Allocation Schedule delivered by the Stockholder Representative.

6.21        Promised Options. Prior to the Closing, in consultation with Parent, the Company shall use commercially reasonably efforts to obtain from each Option Release Individual (and any other Person who would be an Option Release Individual had the Company’s commitment to grant Company Options or other securities of the Company arose on or prior to the Agreement Date) a non-revocable waiver and release, pursuant to which such Person will waive any and all claims relating to or arising from, directly or indirectly, such committed Company Securities, in a form reasonably acceptable to Parent (each a, “Promised Option Waiver”). All agreements, notices, or other documents prepared by the Company in connection with the Promised Options shall be subject to the prior review, comment, and reasonable approval of Parent. The Company will provide Parent with a copy of each such Promised Option Waiver as promptly as practicable followings its execution.

Article VII

CONDITIONS TO THE MERGER

7.1         Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of the Company, Parent and Merger Sub to effect the Merger shall be subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

(a)          No Order; Restraints. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect or (ii) issued or granted any Order (whether temporary, preliminary or permanent) that is in effect, in each case which has the effect of making the Merger illegal or otherwise restraining, enjoining or otherwise prohibiting the consummation of the Merger (each, as applicable, a “Restraint”).

(b)          Regulatory Approvals. Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated and any other required approvals, consents, waivers or clearances under any Antitrust Laws shall have been obtained.

(c)           Company Stockholder Approval. The Company Stockholder Approval shall have been validly obtained under the DGCL and the Charter Documents and shall be in full force and effect.

7.2         Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Parent and Merger Sub:

(a)          Representations, Warranties and Covenants.

(i)            (A) The Fundamental Representations shall be true and correct in all material respects (without giving effect to materiality, Material Adverse Effect or any similar qualification), in each case both as of the Agreement Date and as of the Closing Date as though made on the Closing Date (or, if given as of a specific date, at and as of such date), (B) the representations and warranties set forth in Section 3.7(b) shall be true and correct in all respects and (C) all other representations and warranties of the Company contained in this Agreement shall be true and correct in all respects, in each case both as of the Agreement Date and as of the Closing Date as though made on the Closing Date (or, if given as of a specific date, at and as of such date) except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, without giving effect to any materiality, Material Adverse Effect or any similar qualification, have not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Company; and

(ii)            The Company shall have performed and complied, in all material respects, with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by the Company at or prior to the Closing.

(b)          No Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Material Adverse Effect with respect to the Company of which the existence or consequences are still continuing as of immediately prior to the Effective Time.

(c)          Company Certificate. Parent shall have received a certificate from the Company, validly executed by the Chief Executive Officer of the Company for and on the Company’s behalf, to the effect that, as of the Closing the conditions set forth in Sections 7.2(a) and 7.2(b) have been satisfied.

(d)         Unanimous Board Approval. This Agreement shall have been unanimously approved by the Board, which unanimous approval shall not have been altered, modified, changed or revoked, in each case, without the prior written approval of Parent.

(e)          Employment Arrangements. (i) Each Non-Competition and Non-Solicitation Agreement and Offer Letter, in each case, executed concurrently with this Agreement by a Key Employee and Critical Employee, if applicable, shall not have been revoked or repudiated prior to the Closing and (ii) no Key Employee or Critical Employee shall have terminated their employment with the Company or applicable Subsidiary of the Company at or prior to the Closing or delivered written notice prior to the Closing announcing an intention to terminate employment with the Company or applicable Subsidiary of the Company (except for any terminations as a result of death or long-term disability);

(f)           Certificate of Merger. Parent shall have received the Certificate of Merger, duly executed by the Company.

(g)          Closing Deliverables. The Company shall have delivered or cause to be delivered to Parent the items required by Section 1.5(a).

7.3         Conditions to Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a)          Representations, Warranties and Covenants.

(i)            Each representation and warranty of Parent and Merger Sub set forth in this Agreement disregarding all qualifications and exceptions contained therein related to materiality or material adverse effect, shall be true and correct as of the Agreement Date and as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except where the failure to be so true, correct and complete, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement or any other Related Agreement.

(ii)            Each of Parent and each Merger Sub shall have performed and complied, in all material respects, with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by it at or prior to the Closing.

(b)          No Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Material Adverse Effect with respect to Parent that is continuing as of the Closing.

(c)          Certificate of Parent. The Company shall have received a certificate executed for and on behalf of Parent by an officer of Parent to the effect that, as of the Closing, the conditions set forth in Section 7.3(a) and 7.3(b) have been satisfied.

(d)          R&W Policy. The R&W Policy shall have been bound and remain in full force and effect.

(e)          Closing Deliverables. Parent shall have delivered or cause to be delivered to Parent the items required by Section 1.5(b).

Article VIII

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION; escrow

8.1         Survival. The representations and warranties of the Company contained in this Agreement and in the Certificates shall survive the Closing Date until 11:59 p.m. (Seattle time) on the date that is fifteen (15) months following the Closing Date; provided, that in the event of a claim for Fraud, such representation or warranty shall survive indefinitely following the Closing Date; provided, further, that the representations and warranties contained in Section 3.8 (Tax Matters) (the “Tax Representations”) shall remain in full force and effect until 11:59 p.m. (Seattle time) on the date that is thirty (30) days following the expiration of the statute of limitations, including extensions, applicable to such representation or warranty; provided, further, that the Fundamental Representations shall remain in full force and effect until 11:59 p.m. (Seattle time) on the date that is six (6) years following the Closing Date; provided further, if an indemnification claim or notice is timely given under, and in accordance with, this Article VIII with respect to any representation or warranty prior to the applicable expiration date, such claim shall be preserved until such claim is finally resolved. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall survive until the date that is fifteen (15) months following the Closing Date. Each covenant and agreement of any party herein shall survive until fully performed in accordance with its terms. For the avoidance of doubt, it is the intention of the parties hereto that the foregoing respective survival periods and termination dates supersede any applicable statutes of limitations that would otherwise apply to such representations and warranties and the right to make indemnification claims in respect thereof under this Agreement, and the Company Indemnitors hereby waive any defenses based on the statute of limitations to the extent inconsistent with the survival periods set forth herein.

8.2         Indemnification.

(a)          From and after the consummation of the Merger, the Company Indemnitors shall (i) jointly, to the extent of the Indemnity Escrow Shares and the Indemnity Escrow Cash or Other Indemnity Escrow Cash and Contingent Holdback Cash and Shares (if any), as applicable, and (ii) as to any amounts exceeding the Indemnity Escrow Shares and the Indemnity Escrow Cash or the Other Indemnity Escrow Cash and Contingent Holdback Cash and Shares, as applicable, severally, and not jointly, in accordance with each Company Indemnitor’s Pro Rata Share, indemnify and hold harmless Parent and its directors, officers, employees, affiliates (including the Surviving Corporation), agents and other representatives (the “Parent Indemnified Parties”), from and against all Losses paid, incurred, suffered or sustained by the Parent Indemnified Parties, or any of them, relating to, resulting from or arising out of any of the following:

(i)           the failure of any representation or warranty of the Company in this Agreement or the Certificates to be true and correct on the Agreement Date and as of the Closing Date as if made on and as of the Closing Date, except that any such representations and warranties which by their express terms are made solely as of a specified earlier date shall be true and correct as of such specified earlier date; provided, that all materiality qualifications (such as “material” and “Material Adverse Effect”) in such representations and warranties (other than Section 3.7(b)) shall be disregarded for the purposes of this Article VIII, including in connection with determining whether a breach has occurred and the amount of Losses incurred; provided, further, any disclosure set forth in the Disclosure Schedule that is for informational purposes will be disregarded for purposes of this Article VIII (other than in connection with any claim of Fraud), including in connection with determining whether a breach has occurred;

(ii)         any failure by the Company to perform or comply with any covenant or agreement applicable to it contained in this Agreement or the Related Agreements, in each case that is to be performed by it prior to or at Closing;

(iii)         regardless of the disclosure of any matter set forth in the Disclosure Schedule, (A) any inaccuracy in any information set forth in the Allocation Schedule (including any inaccuracy in any information set forth in an updated Allocating Schedule required to be delivered under this Agreement), or (B) any claim by or on behalf of any actual or purported present or former equityholder of the Company or any of its Subsidiaries, in his, her or its capacity as such (other than claims to enforce such Person’s rights under this Agreement or any Related Agreement);

(iv)         regardless of the disclosure of any matter set forth in the Disclosure Schedule, any claims by any Company Indemnitees in respect of D&O Indemnifiable Matters that are not otherwise fully covered by the D&O Tail Policy; provided, however, Parent acknowledges and agrees that to the extent a claim arising under this Section 8.2(a)(iv) is an indemnifiable matter under Section 8.2(a)(i), Parent shall seek to recover such Losses under Section 8.2(a)(i) to the extent recoverable thereunder (it being agreed that the intention of this proviso is not to limit Parent’s rights to indemnification or recovery under Article VIII in any respect);

(v)         any Fraud on the part of the Company in connection with this Agreement, the Related Agreements or the transactions contemplated hereby or thereby, including the Merger;

(vi)        regardless of the disclosure of any matter set forth in the Disclosure Schedule, any Unpaid Pre-Closing Taxes, Closing Transaction Expense Amount or Closing Indebtedness, in each case, to the extent not taken into account in the Final Closing Statement;

(vii)       the exercise by any Company Stockholder of appraisal rights under Section 262 of the DGCL, including payments in respect of such Person’s Dissenting Shares to the extent such payments exceed the value of the consideration to which such Person would have been entitled pursuant to Section 2.5 in respect of such Dissenting Shares if such Person had not exercised appraisal rights in respect thereof;

(viii)          any matter set forth on Schedule 8.2(a)(viii);

(ix)          any matter set forth on Schedule 8.2(a)(ix); or

(x)         any matter set forth on Schedule 8.2(a)(x).

(b)         The rights of the Parent Indemnified Parties to indemnification, compensation or reimbursement, payment of Losses or any other remedy under this Agreement shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or agreement made by the Company or any other matter. The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification, compensation or reimbursement, payment of Losses, or any other remedy based on any such representation, warranty, covenant or agreement. Other than with respect to any claim for Fraud, no Parent Indemnified Party shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Parent Indemnified Party to be entitled to indemnification, compensation or reimbursement hereunder. Nothing in this Agreement shall limit the right of Parent or any other Parent Indemnified Party to pursue remedies under any Related Agreement against the parties thereto.

8.3         Certain Limitations.

(a)          Except in the case of Fraud and indemnification claims related to any breach of or inaccuracy in the Fundamental Representations or the Tax Representations, the Parent Indemnified Parties, as a group, may not recover any Losses pursuant to an indemnification claim under Section 8.2(a)(i) unless and until the Parent Indemnified Parties, as a group, shall have paid, incurred, suffered or sustained at least $1,425,000 in Losses in the aggregate (the “Deductible”), at which time the Parent Indemnified Parties shall be entitled to recover solely such amounts in excess of the Deductible. Additionally, the Parent Indemnified Parties may recover any Losses from the Other Indemnity Escrow Fund or the Contingent Holdback Cash and Shares (if any), in each case, pursuant to an indemnification claim under Section 8.2(a)(x)) or as set forth in Section 2.11(g).

(b)          Subject to the limitations set forth in this Section 8.3, the Parent Indemnified Parties shall be entitled to bring indemnification claims directly against the Company Indemnitors (in accordance with each Company Indemnitor’s Pro Rata Share); provided that any Losses with respect to such claims shall be recovered (i) first, to the extent that the retention under the R&W Insurance Policy has been satisfied and such Losses may be recovered under the R&W Insurance Policy, the R&W Insurance Policy, (ii) second, from the Other Indemnity Cash and the Contingent Holdback Cash and Shares (but, in each case, only to the extent such claim for indemnification claim is pursuant to Section 8.2(a)(x)) or the Indemnity Escrow Shares and Indemnity Escrow Cash, in each case to the extent then available (iii) third, solely to the extent that such Losses have been determined to be owing by the Company Indemnitors in accordance with Section 8.4 or the Stockholder Representative has otherwise consented thereto, by setting-off or deducting against any Contingent Consideration otherwise then-payable to the Company Indemnitors and (iv) fourth, to the extent permitted under, and subject to the limitations of this Section 8.3, against the Company Indemnitors directly; provided, further, that, except in the case of Fraud, in no event shall the liability of the Company Indemnitors for indemnification claims under (w) Section 8.2(a)(i) (except in the case of indemnification claims related to any breach of or inaccuracy in the Fundamental Representations or the Tax Representations) exceed $1,425,000 in the aggregate, (x) Section 8.2(a)(viii) exceed $3,000,000 in the aggregate, (y) Section 8.2(a)(ix) exceed $1,500,000 in the aggregate and (z) Section 8.2(a)(x) exceed the Other Indemnity Cap; provided, further, that in no event shall the aggregate liability of any Company Indemnitor for all indemnification claims under this Agreement exceed the amount of Total Merger Consideration received by such Company Indemnitor (including, for the avoidance of doubt, the Indemnity Escrow Shares, Indemnity Escrow Cash and Other Indemnity Escrow Cash), unless such indemnity claim is being made in respect of Fraud committed by such Company Indemnitor (in which event there shall be no limitation on the liability of such Company Indemnitor hereunder or under applicable Law). In no event shall any Company Indemnitor have any liability for any Fraud committed by any other unaffiliated Company Indemnitor.

(c)         The amount of any Losses that are subject to indemnification under this Article VIII shall be calculated net of the amount of any insurance proceeds, indemnification payments or reimbursements actually received by the Parent Indemnified Parties from third parties (other than the Company Indemnitors or Parent (in respect of the Indemnity Escrow Shares and Indemnity Escrow Cash)) in respect of such Losses (net of any costs or expenses incurred in obtaining such insurance, indemnification or reimbursement, including any increases in insurance premiums or retro-premium adjustments resulting from such recovery, except with respect to the R&W Insurance Policy), provided, that, other than with respect to the R&W Insurance Policy and the Tail Policies, nothing in this Section 8.3(c) shall be construed as or give rise to an obligation to seek any such insurance, indemnification or reimbursement. The Parent Indemnified Parties shall first attempt to recover under the Tail Policies, as applicable, to the extent any Losses are covered under such Tail Policies.

(d)           For purposes of this Article VIII, each share of Parent Common Stock (including Indemnity Escrow Shares) shall be deemed to have a value equal to the Parent Stock Price.

(e)         For the avoidance of doubt, any Losses for indemnification under this Agreement shall be determined without duplication of recovery due to the facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement.

(f)           Parent and Merger Sub acknowledge and agree that their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise resulting from or arising out of this Agreement will be pursuant to the indemnification provisions set forth in this Article VIII; provided, that the foregoing clause of this sentence shall not be deemed a waiver by any party of (i) any right to specific performance, equitable or injunctive relief, (ii) any right or remedy under any Related Agreement to which it is a party or (iii) any right or remedy with respect to a Company Indemnitor’s own Fraud, and all claims related thereto shall survive until thirty (30) days following the expiration of the applicable statute of limitations. Subject to the other limitations contained herein, the obligations of the Company Indemnitors under this Article VIII shall not be reduced, offset, eliminated or subject to contribution by reason of any action or inaction by the Company that contributed to any inaccuracy or breach giving rise to such obligation, it being understood that the Company Indemnitors, not the Company, shall have the sole obligation for the indemnification obligations under this Article VIII.

(g)          Notwithstanding anything to the contrary, the period during which claims may be made for Losses pursuant to Section 8.2(a)(viii) and Section 8.2(a)(ix) shall commence on the Closing and terminate at 11:59 p.m. (Seattle time) on the date that is fifteen (15) months following the Closing Date; provided, if a claim or notice is timely given under this Section 8.3(g), then such claim shall be preserved until such claim is finally resolved.

8.4         Claims for Indemnification; Resolution of Conflicts.

(a)          Subject to the limitations set forth in Section 8.3, if a Parent Indemnified Party wishes to make an indemnification claim under this Article VIII, such Parent Indemnified Party shall deliver a written notice (an “Indemnification Claim Notice”) to the Stockholder Representative (i) stating that such Parent Indemnified Party has paid, incurred, suffered or sustained, or reasonably anticipates that it may pay, incur, suffer or sustain Losses and (ii) specifying such Losses in reasonable detail (to the extent available), and, if applicable, the nature of the misrepresentation, breach of warranty or covenant to which such item is related. A Parent Indemnified Party may update an Indemnification Claim Notice from time to time to reflect any change in circumstances following the date thereof.

(b)          If the Stockholder Representative on behalf of the Company Indemnitors shall not object in writing within the twenty (20) Business Day period after receipt of an Indemnification Claim Notice by delivery of a written notice of objection containing a reasonably detailed description of the facts and circumstances supporting an objection to the applicable indemnification claim (an “Indemnification Claim Objection Notice”), such failure to so object shall be an irrevocable acknowledgment by the Stockholder Representative on behalf of the Company Indemnitors that the Parent Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Indemnification Claim Notice. In such event, Parent and the Stockholder Representative shall deliver a joint written instruction, duly executed by each of Parent and the Stockholder Representative to the Escrow Agent directing the Escrow Agent to transfer and release to Parent an aggregate amount of (x) Indemnity Escrow Cash and Indemnity Escrow Shares or (y) Other Indemnity Escrow Cash, as applicable, equal to the amount of the Losses set forth in such Indemnification Claim Notice (or as much Indemnity Escrow Shares and Indemnity Escrow Cash or Other Indemnity Escrow Cash, as applicable, as is then available in the event such Losses exceed the then available Indemnity Escrow Shares and Indemnity Escrow Cash or Other Indemnity Escrow Cash). Additionally, in such event, to the extent such Indemnification Claim is pursuant to Section 8.2(a)(x) and Parent does not recover such amounts from the Other Indemnity Escrow Fund, Parent will permanently retain the applicable amount of Losses from the Contingent Holdback Cash and Shares. Any Losses recovered under this Article VIII from the Indemnity Escrow Shares and Indemnity Escrow Cash shall reduce the amount of Indemnity Escrow Shares and Indemnity Escrow Cash in the same proportion as Indemnity Escrow Shares and Indemnity Escrow Cash were withheld from the Company Indemnitors at the Closing (as set forth on the Allocation Schedule). Likewise, any Losses recovered under this Article VIII from the Other Indemnity Escrow Cash or the Contingent Holdback Cash and Shares shall reduce the amount of Other Indemnity Escrow Cash or Contingent Holdback Cash and Shares in the same proportion as Other Indemnity Escrow Cash and Contingent Holdback Cash and Shares were withheld from the Company Indemnitors at the Closing (as set forth on the Allocation Schedule) or at the time specified in Section 2.11(h) (as set forth in the updated Allocation Schedule). Should the Indemnity Escrow Shares and Indemnity Escrow Cash or the Other Indemnity Escrow Cash and Contingent Holdback Cash and Shares, as applicable, be insufficient to satisfy in whole the amount to be paid to a Parent Indemnified Party in accordance with the Indemnification Claim Notice, then, subject to the limitations set forth in this Article VIII, each Company Indemnitor shall, within ten (10) Business Days following the date of such memorandum, pay to the Parent Indemnified Party such Company Indemnitor’s Pro Rata Share of such shortfall in cash.

(e)          In the event that the Stockholder Representative shall timely deliver an Indemnification Claim Objection Notice in accordance with Section 8.4(b), the Stockholder Representative and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Stockholder Representative and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties. Parent shall be entitled to conclusively rely on any such memorandum. In such event, Parent and the Stockholder Representative shall deliver a joint written instruction, duly executed by each of Parent and the Stockholder Representative to the Escrow Agent directing the Escrow Agent to transfer and release to Parent an aggregate amount of Indemnity Escrow Cash and Indemnity Escrow Shares or Other Indemnity Escrow Cash, as applicable, equal to the amount of the Losses set forth in such memorandum (or as much Indemnity Escrow Shares and Indemnity Escrow Cash or Other Indemnity Escrow Cash, as applicable, as is then available in the event such Losses exceed the then available Indemnity Escrow Shares and Indemnity Escrow Cash or Other Indemnity Escrow Cash). Additionally, in such event, to the extent such Indemnification Claim arises under Section 8.2(a)(x) and Parent does not recover such amounts from the Other Indemnity Escrow Fund, Parent will be entitled to permanently retain the applicable amount of Losses from the Contingent Holdback Cash and Shares. Should the Indemnity Escrow Shares and Indemnity Escrow Cash be insufficient to satisfy in whole the amount to be paid to a Parent Indemnified Party in accordance such memorandum, then, subject to the limitations set forth in this Article VIII, each Company Indemnitor shall, within ten (10) Business Days following the date of such memorandum, pay to the Parent Indemnified Party, such Company Indemnitor’s Pro Rata Share of such shortfall in cash.

(d)        In the event that there is a dispute relating to any Indemnification Claim Notice or Indemnification Claim Objection Notice that cannot be settled in accordance with Section 8.4(c), each of Parent or the Stockholder Representative may file suit with respect to such dispute in any court having jurisdiction in accordance with Section 10.11.

(e)          Promptly after the date that is fifteen (15) months following the Closing Date (the “Indemnity Escrow Expiration Date”), Parent will notify the Stockholder Representative in writing of the amount that Parent determines in good faith to be necessary to satisfy all claims for indemnification, compensation or reimbursement that have been asserted in any Indemnification Claim Notice that was delivered to the Stockholder Representative at or prior to 11:59 p.m. (Seattle Time) on the Indemnity Escrow Expiration Date, but not resolved, at or prior to such time (each such claim a “Continuing Claim” and such amount, the “Retained Escrow Amount”). Within five (5) Business Days following the Indemnity Escrow Expiration Date, Parent and the Stockholder Representative shall deliver a joint written instruction, duly executed by each of Parent and the Stockholder Representative to the Escrow Agent directing the Escrow Agent to transfer and release to the Company Indemnitors (i) the Indemnity Escrow Shares and Indemnity Escrow Cash then remaining as of the Indemnity Escrow Expiration Date (as reduced by distributions from time to time pursuant to the terms of this Agreement) minus (ii) an amount of Indemnity Escrow Cash and a number of Indemnity Escrow Shares that in the aggregate equal the Retained Escrow Amount. Parent shall (A) cause any such Indemnity Escrow Shares, if any, to be released and delivered by the Escrow Agent to the Company Indemnitors that are Accredited Stockholders through its transfer agent and (B) cause any such Indemnity Escrow Cash, if any, to be released and delivered by the Escrow Agent to the Paying Agent for further distribution to the Company Indemnitors that are Cash-Out Holders, in each case in accordance with each Company Indemnitor’s applicable Pro Rata Share of such amount.

(f)          Following the Indemnity Escrow Expiration Date, after resolution and payment of all Continuing Claims, Parent and the Stockholder Representative shall deliver a joint written instruction, duly executed by each of Parent and the Stockholder Representative to the Escrow Agent directing the Escrow Agent to transfer and release to the Company Indemnitors any then remaining Indemnity Escrow Shares and Indemnity Escrow Cash in accordance with the last sentence of Section 8.4(e). Parent shall (A) cause any such Indemnity Escrow Shares to be released and delivered by the Escrow Agent to the Company Indemnitors that are Accredited Stockholders through its transfer agent and (B) cause any such Indemnity Escrow Cash to be released and delivered by the Escrow Agent to the Paying Agent for further distribution to the Company Indemnitors, in each case in accordance with each Company Indemnitor’s applicable Pro Rata Share of such amount.

(g)          Each of the parties acknowledges and agrees that as a condition to Parent’s and Paying Agent’s obligation to make any distributions or payments pursuant to Section 8.4(e) or Section 8.4(f), the Stockholder Representative shall first deliver to Parent an updated Allocation Schedule setting forth the amounts distributable or payable to each Company Indemnitor in accordance with such section. Parent and the Paying Agent shall be entitled to conclusively rely upon the updated Allocation Schedule delivered by the Stockholder Representative, including with respect to whether any individual Company Indemnitor received the appropriate portion of any such distribution, and in no event will Parent, the Paying Agent or any of their Affiliates have any liability to any person on account of payments or distributions made in accordance with the updated Allocation Schedule delivered by the Stockholder Representative.

(h)         Notwithstanding the foregoing, (i) any notice that is required to be delivered to any Company Indemnitors pursuant to this Article VIII shall be deemed satisfied by delivery of such notice to the Stockholder Representative and (ii) any notices required to be delivered by, or any actions that are required to be taken by, any Company Indemnitors pursuant to this Article VIII shall be satisfied by delivery by, or action taken by the Stockholder Representative.

(i)         Promptly after the occurrence of (x) final resolution of the matter specified in Section 8.2(a)(x), (y) release to Parent of any Other Indemnity Escrow Cash in connection with any Losses pursuant to the provisions of this Article VIII and (z) payment of the Financial Advisor Contingent Fee (or a final determination that no such fee is payable): (A) in the event that there is any Contingent Holdback Cash and Shares, the Stockholder Representative shall deliver to Parent an updated Allocation Schedule setting forth the applicable amount of any Contingent Holdback Cash and Shares not permanently retained by Parent to each Company Stockholder, Company Warrantholder, Company Vested Optionholder and Company RSU Holder and Parent shall pay such amounts in accordance with the updated Allocation Schedule within thirty (30) days of the Stockholder Representative delivering the updated Allocation Schedule to Parent; and (B) Parent and the Stockholder Representative will deliver a joint written instruction, duly executed by each of Parent and the Stockholder Representative to the Escrow Agent directing the Escrow Agent to transfer and release to the Company Indemnitors the Other Indemnity Escrow Cash then remaining as of such date (if any). In connection therewith, Parent shall cause any such Indemnity Escrow Cash, if any, to be released and delivered by the Escrow Agent to the Paying Agent for further distribution to the Company Indemnitors that are Cash-Out Holders, in each case in accordance with each Company Indemnitor’s applicable Pro Rata Share of such amount.

8.5           Third Party Claims. In the event Parent becomes aware of a third party claim (a “Third Party Claim”) which Parent reasonably believes may result in a claim for indemnification pursuant to this Article VIII, Parent shall promptly notify the Stockholder Representative of such claim with an Indemnification Claim Notice (a “Third Party Notice”), and the Third Party Notice shall be accompanied by copies of any documentation submitted by the third party making such Third Party Claim (except that Parent may withhold from Stockholder Representative such communications with its legal counsel to the extent that legal counsel to Parent advises that providing such communication could result in the loss of any attorney-client privilege or right under the work-product doctrine of Parent or any Indemnitee in respect of such claim, after giving due consideration to any “community of interest” or similar privilege, if any); provided, that no delay or failure on the part of Parent in delivering a Third Party Notice shall cause any Parent Indemnified Party to forfeit any indemnification rights under this Article VIII except to the extent that the Company Indemnitors are actually and materially prejudiced by such delay or failure. Upon receipt of a Third Party Notice, the Stockholder Representative shall be entitled (on behalf of the Company Indemnitors and at their expense) to participate in, but not to control, determine or conduct, the defense of such Third Party Claim. Parent shall have the right in its sole discretion to conduct the defense of, and to settle, any such claim and the Stockholder Representative shall not be entitled to control any negotiation of settlement, adjustment or compromise with respect to any such Third Party Claim; provided, that except with the consent of the Stockholder Representative (which such consent may be withhold for any reason), no settlement of any such Third Party Claim with third party claimants shall be determinative of the amount of Losses relating to such matter. In the event that the Stockholder Representative has consented to any such settlement, adjustment or compromise, the Company Indemnitors shall have no power or authority to object under any provision of this Article VIII to the amount of such settlement, adjustment or compromise. The parties agree that the matter specified in Schedule 8.2(a)(x) shall additionally be subject to the procedures set forth in Item 5 thereof.

8.6         Stockholder Representative.

(a)          By voting in favor of the adoption of this Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger, executing a Joinder Agreement or Warrant Cancellation Agreement or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, and without any further action of any of the Company Indemnitors or the Company, each Company Indemnitor shall be deemed to have approved the designation of, and hereby designates, Fortis Advisors LLC as the representative, exclusive agent and attorney-in-fact for and on behalf of the Company Indemnitors for all purposes under this Agreement, the Escrow Agreement, the Engagement Letter and the agreements ancillary hereto and thereto, including to give and receive notices and communications, to authorize satisfaction of claims by Parent, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing or (ii) permitted by the terms of this Agreement, the Escrow Agreement or the Engagement Letter. Notwithstanding the foregoing, the Stockholder Representative shall have no obligation to act on behalf of the Company Indemnitors, except as expressly provided herein, in the Escrow Agreement and in the Engagement Letter, and for purposes of clarity, there are no obligations of the Stockholder Representative in any ancillary agreement, schedule, exhibit or the Disclosure Schedule. The Stockholder Representative may resign at any time upon at least ten (10) days prior written notice to the Company Indemnitors. Such agency may be changed by the Company Indemnitors from time to time upon not less than ten (10) days prior written notice to Parent; provided, that the Stockholder Representative may not be removed unless the former holders of a majority of Company Capital Stock agree to such removal and to the identity of the substituted agent. A vacancy in the position of Stockholder Representative may be filled by the former holders of a majority of Company Capital Stock. No bond shall be required of the Stockholder Representative. After the Closing, notices or communications to or from the Stockholder Representative shall constitute notice to or from the Company Indemnitors.

(b)          Neither the Stockholder Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Committee (as defined in that certain engagement letter entered into between the Stockholder Representative and certain of the Company Indemnitors in connection with the transactions contemplated hereby (the “Engagement Letter”)) (collectively, the “Stockholder Representative Group”) shall incur liability of any kind with respect to any action or omission by the Stockholder Representative or the Advisory Committee in connection with their services pursuant to this Agreement, the Escrow Agreement, the Engagement Letter and the agreements ancillary hereto or thereto, except to the extent resulting from the bad faith, gross negligence or willful misconduct of the Stockholder Representative or such member of the Advisory Committee, as applicable. For the avoidance of doubt, the preceding sentence shall not prejudice the Stockholder Representative’s right to indemnification from the members of the Advisory Committee (in their capacity as Company Indemnitors) pursuant to the following sentence. The Company Indemnitors shall indemnify, defend and hold harmless the Stockholder Representative Group from and against any and all losses, liabilities, damages, penalties, fines, forfeitures, actions, fees, claims, judgments, amounts paid in settlement and reasonable out-of-pocket costs and expenses (including the out-of-pocket fees and expenses of counsel and experts and their staffs, in connection with seeking recovery from insurers and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) to the extent arising out of or in connection with the Stockholder Representative’s or the Advisory Committee’s execution and performance of this Agreement, the Escrow Agreement, the Engagement Letter and the agreements ancillary hereto or thereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been caused by the bad faith, gross negligence or willful misconduct of the Stockholder Representative or such member of the Advisory Committee, as applicable, the Stockholder Representative or such member of the Advisory Committee, as applicable, shall promptly reimburse the Company Indemnitors the amount of such indemnified Representative Loss to the extent attributable to such bad faith, gross negligence or willful misconduct. If not paid directly to the Stockholder Representative by the Company Indemnitors, any such Representative Losses may be recovered by the Stockholder Representative, first, from the funds in the Expense Fund Account, and second, from any distribution of the Indemnity Escrow Fund or the Contingent Consideration otherwise distributable to the Company Indemnitors at the time of distribution; provided, that while this section allows the Stockholder Representative to be paid from the aforementioned sources, this does not relieve the Company Indemnitors from their obligation to promptly pay, in accordance with their respective pro rata portions, such Representative Losses as they are suffered or incurred, nor does it prevent the Stockholder Representative from seeking any remedies available to it at law or otherwise. In no event shall the Stockholder Representative be required to advance its own funds on behalf of the Company Indemnitors or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement, the Engagement Letter or the transactions contemplated hereby or thereby. Furthermore, the Stockholder Representative shall not be required to take any action unless the Stockholder Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Stockholder Representative against the costs, expenses and liabilities which may be incurred by the Stockholder Representative in performing such actions. The Company Indemnitors acknowledge and agree that the foregoing indemnities and immunities shall survive the resignation or removal of the Stockholder Representative or any member of the Advisory Committee and the Closing and/or the termination of this Agreement.

(c)         Upon the Closing, Parent shall wire to an account of Stockholder Representative as set forth on the Allocation Schedule (the “Expense Fund Account”) an amount of $500,000 in cash (the “Expense Fund”), which shall be used: (i) for the purposes of paying directly, or reimbursing the Stockholder Representative for, any Representative Losses incurred pursuant to this Agreement, the Escrow Agreement, the Engagement Letter and the agreements ancillary hereto or thereto, or (ii) as otherwise determined by the Advisory Committee. The Company Indemnitors shall not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Stockholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholder Representative is not providing any investment supervision, recommendations or advice and shall not be liable for any loss of principal of the Expense Fund other than as a result of its bad faith, gross negligence or willful misconduct. The Stockholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund and has no tax reporting or income distribution obligations. Subject to Advisory Group approval, the Stockholder Representative may contribute funds to the Expense Fund from any consideration otherwise distributable to the Company Indemnitors. The Stockholder Representative shall hold these funds separate from its corporate funds, shall not use these funds for its operating expenses or any other corporate purposes and shall not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable after the completion of the Stockholder Representative’s responsibilities, the Stockholder Representative shall deliver the balance of the Expense Fund to the Paying Agent for further distribution to the Company Indemnitors the portion of such balance payable pursuant to Section 2.1(a), Section 2.1(b)(i) and Section 2.1(c), as applicable; provided, that as a condition to Parent’s and Paying Agent’s obligation to make such payments, the Stockholder Representative shall first deliver to Parent an updated Allocation Schedule setting forth the portion of such Expense Fund distribution payable to each Company Indemnitor. For tax purposes, the Expense Fund shall be treated as having been received and voluntarily set aside by the Company Indemnitors at the time of Closing. Any tax required to be withheld with respect to the deemed payment to a Company Indemnitor of its portion of the Expense Fund shall reduce the other payments to such Person at Closing in respect of Company Capital Stock and shall not reduce the Expense Fund.

(d)          The powers, immunities and rights to indemnification granted to the Stockholder Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Company Indemnitor and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Company Indemnitor of the whole or any fraction of his, her or its interest in the Escrow Funds or the Contingent Consideration. A decision, act, consent or instruction of the Stockholder Representative under this Agreement, the Escrow Agreement or the Engagement Letter, including but not limited to an amendment, extension or waiver of this Agreement pursuant to Section 10.6 and Section 10.7 hereof, shall constitute a decision of the Company Indemnitors and shall be final, binding and conclusive upon the Company Indemnitors and their successors as if expressly confirmed and ratified in writing by the Company Indemnitors, and all defenses which may be available to any Company Indemnitor to contest, negate or disaffirm the action of the Stockholder Representative taken in good faith under this Agreement, the Escrow Agreement or the Engagement Letter are waived. Parent may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of the Company Indemnitors. Parent is hereby relieved from any Liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative. The Stockholder Representative shall be entitled to: (i) rely upon the Allocation Schedule, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Indemnitor or other party.

8.7          Treatment of Payments. Any payment under Article VIII of this Agreement shall be treated by the parties, including for U.S. federal, state, local and non-U.S. income Tax purposes, as a purchase price adjustment unless otherwise required by applicable Law.

Article IX

TERMINATION, AMENDMENT AND WAIVER

9.1          Termination. Except as provided in Section 9.2 hereof, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a)            by mutual agreement of the Company and Parent;

(b)            by Parent or the Company if the Closing Date shall not have occurred by July 7, 2021 (the “End Date”); provided, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose action or failure to act has been a proximate cause of or resulted in the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes breach of this Agreement;

(c)            by either Parent or the Company, if a Governmental Entity of competent jurisdiction shall have issued a final and non-appealable Order that results in a permanent Restraint;

(d)            by Parent if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement such that the conditions set forth in Section 7.2(a) would not be satisfied and such breach has not been cured within thirty (30) calendar days after written notice thereof to the Company; provided, that no cure period shall be required for a breach which by its nature cannot be cured and, in no event shall the cure period extend past the End Date;

(e)            by the Company if the Company is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of Parent or Merger Sub contained in this Agreement such that the conditions set forth in Section 7.3(a) would not be satisfied and such breach has not been cured within thirty (30) calendar days after written notice thereof to Parent; provided, that no cure period shall be required for a breach which by its nature cannot be cured and in no event shall the cure period extend past the End Date; or

(f)            by Parent, by written notice to the Company, if the Company Stockholder Approval is not obtained by the Company within 8 hours following the execution of this Agreement.

9.2          Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1 hereof, this Agreement shall forthwith become void and there shall be no Liability or obligation on the part of Parent, the Company, or its officers, directors or stockholders; provided, nothing herein shall relieve any party from liability for the willful breach of any of its representations, warranties or covenants contained herein that occurred prior to such termination; and provided, further, that the provisions of Section 6.7 (Confidentiality), Section 6.8 (Public Disclosure), Section 6.13 (Expenses), Section 8.6 (Stockholder Representative), Article X (General Provisions) and this Section 9.2 hereof shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article IX. For purposes of this Agreement, “willful breach” shall mean an intentional act or intentional omission taken by a party where such party knows that such action or omission would constitute a material breach of this Agreement.

Article X

GENERAL PROVISIONS

10.1        Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, (ii) upon transmission, if sent by electronic mail transmission, or (iii) one Business Day after being sent by courier or express delivery service; provided, that in each case the notice or other communication is sent to the address or electronic mail address set forth beneath the name of such party below (or to such other address or electronic mail address as such party shall have specified in a written notice given to the other parties hereto), provided that with respect to notices deliverable to the Stockholder Representative, such notices shall be delivered solely via email or facsimile:

(a)            if to Parent or Merger Sub, to:

Accolade, Inc.

1201 Third Avenue, Suite 1700

Seattle, WA 98101

Attention:

Email: legal@accolade.com

with a copy to (which shall not constitute notice):

Cooley LLP

1700 Seventh Ave. Suite 1900

Seattle, WA 98101

Attention: John Robertson

Attention: Ian Nussbaum

Email: jrobertson@cooley.com

Email: inussbaum@cooley.com

(b)            if to the Company (prior to the Closing), to:

PlushCare, Inc.
650 5th Street, #405
San Francisco, CA 94107
Attention: Ryan McQuaid
Email: ryan@plushcare.com

with a copy to (which shall not constitute notice):

Fenwick & West LLP

Silicon Valley Center
801 California Street

Mountain View, CA 94041

Attention: Michael Esquivel

Ethan Skerry

Email:        mesquivel@fenwick.com

        eskerry@fenwick.com

(c)            If to a Company Indemnitor, to its address as set forth in the Allocation Schedule.

(d)            If to the Stockholder Representative:

Fortis Advisors LLC
Attention: Notices Department (Project Panther)

Email: notices@fortisrep.com

Facsimile No.: (858) 408-1843

10.2        Interpretation. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. Article, section, paragraph, Exhibit and schedule references are to the articles, sections, paragraphs, Exhibits and schedules of this Agreement unless otherwise specified. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if.” Dollar thresholds shall not be indicative of what is material or create any standard with respect to any determination of a “Material Adverse Effect.” The terms “any” or “or” are not exclusive. A reference to any specific legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded.

10.3        Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. The exchange of copies of this Agreement and signature pages by email in .pdf or .tif format (and including, without limitation, any electronic signature complying with the U.S. ESIGN Act of 2000, e.g., www.docusign.com), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective execution and delivery of this Agreement as to the parties hereto and may be used in lieu of the original Agreement for all purposes. Such execution and delivery shall be considered valid, binding and effective for all purposes.

10.4        Entire Agreement; Assignment. This Agreement, the Exhibits hereto, the Disclosure Schedule, the Confidentiality Agreement, and the documents and instruments and other agreements among the parties hereto referenced herein: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof, (b) except as set forth in Section 5.4, are not intended to confer upon any other Person any rights or remedies hereunder, and (c) shall not be assigned by operation of law or otherwise; provided, that Parent may assign its rights and delegate its obligations hereunder to its Affiliates as long as Parent remains ultimately liable for all of Parent’s obligations hereunder.

10.5        Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such illegal, void or unenforceable provision.

10.6        Extension and Waiver. At any time prior to the Closing, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party or parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party or parties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party or parties contained herein. At any time following the Closing, Parent, on the one hand, and the Stockholder Representative, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party or parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party or parties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party or parties contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties. For purposes of this Section 10.6, the Company Indemnitors are deemed to have agreed that any extension or waiver signed by the Company (prior to Closing) or the Stockholder Representative (following Closing) shall be binding upon and effective against all Company Indemnitors whether or not they have signed such extension or waiver.

10.7        Amendment. Subject to applicable Law, this Agreement may be amended by the parties hereto at any time by execution and delivery of an instrument in writing signed on behalf of each of the parties hereto; provided that the execution and delivery of an instrument in writing signed on behalf of the Stockholder Representative shall not be required for any such amendment that does not have a negative impact on the Stockholder Representative. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 5.4 and this sentence shall not be amended or waived in a manner adverse to any Company Indemnitee without the prior written consent of the affected Company Indemnitee. For purposes of this Section 10.7, the Company Indemnitors agree that any amendment of this Agreement signed by the Company (prior to Closing) or the Stockholder Representative (following Closing) shall be binding upon and effective against the Company Indemnitors whether or not they have signed such amendment.

10.8        Specific Performance. The parties hereto agree that, in the event of any breach or threatened breach by the other party or parties hereto, any Company Indemnitor or the Stockholder Representative of any covenant, obligation or other agreement set forth in this Agreement, (i) each party shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to specific performance to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach, and (ii) no party hereto shall be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related Legal Proceeding.

10.9        Other Remedies. Except as otherwise set forth herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

10.10      Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction).

10.11      Exclusive Jurisdiction; Waiver of Jury Trial.

(a)            ANY LEGAL PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE RELATED AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED FIRST, IN THE COURT OF CHANCERY WITHIN NEW CASTLE COUNTY IN THE STATE OF DELAWARE (AND ANY APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY) AND TO THE EXTENT SUCH COURT OF CHANCERY (OR APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY) LACKS JURISDICTION OVER THE MATTER, THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED WITHIN NEW CASTLE COUNTY IN THE STATE OF DELAWARE (OR APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY), AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH LEGAL PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY LEGAL PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY LEGAL PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH LEGAL PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(b)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE RELATED AGREEMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE RELATED AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL PROCEEDING, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11(b).

10.12      Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

10.13      Acknowledgments.

(a)            The Company acknowledges and agrees that it has conducted its own independent review and analysis of the business, assets, condition, operations and prospects of Parent and Merger Sub and acknowledges that the Company and its Representatives have been provided with access to the properties, premises and records of Parent for this purpose. In entering into this Agreement, the Company has relied solely upon its own investigation and analysis and the representations and warranties of Parent and Merger Sub set forth in Article IV, and the Company acknowledges and agrees that, except for the representations and warranties of Parent and Merger Sub expressly set forth in Article IV, as qualified by the Parent SEC Documents, neither Parent, nor Merger Sub, nor any of their respective Representatives nor any other Person acting on Parent’s or Merger Sub’s behalf makes or has made, and the Company is not relying on and has not relied on, any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to the Company or any of its Representatives, or otherwise with respect to Parent, Merger Sub, any of their businesses or the Merger. Without limiting the generality of the foregoing, the Company acknowledges and agrees that neither Parent, nor Merger Sub nor any of their respective Representatives or any other Person has made, and the Company is not relying on and has not relied on, any representation or warranty to the Company or any of its Representatives with respect to (a) any projections, estimates or budgets for Parent or (b) any materials, documents or information relating to Parent, Merger Sub or their respective businesses made available to the Company or any of its Representatives in any “data room,” online data site, confidential memorandum, other offering materials or otherwise, except, in the case of (a) and (b), as set forth in the representations and warranties set forth in Article IV.

(b)            Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, assets, condition, operations and prospects of the Company and acknowledges that each of Parent and Merger Sub has been provided with access to the properties, premises and records of the Company for this purpose. In entering into this Agreement, each of Parent and Merger Sub has relied solely upon its own investigation and analysis and the representations and warranties of the Company set forth in this Agreement or in the Certificates, and each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties of the Company expressly set forth in Article III, the Certificates or the Related Agreements, neither the Company nor any of its Representatives nor any other Person acting on the Company’s behalf makes or has made, and neither Parent nor Merger Sub is relying on or has relied on, any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Parent or either Merger Sub or any of their Representatives, or otherwise with respect to the Company, its business or the Merger. Without limiting the generality of the foregoing, Parent and Merger Sub acknowledge and agree that neither the Company nor any of its Representatives or any other Person has made, and neither Parent nor Merger Sub is relying on or has relied on, any representation or warranty to Parent or either Merger Sub or any of their Representatives or any other Person with respect to (a) any projections, estimates or budgets for the Company or (b) any materials, documents or information relating to the Company made available to Parent, Merger Sub or any of their Representatives in any “data room,” online data site, confidential memorandum, other offering materials or otherwise, except, in the case of (a) and (b), as set forth in the representations and warranties set forth in Article III, the Certificates or the Related Agreements.

10.14      Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Terms	Reference
280G Stockholder Approval	6.6(b)
401(k) Plan	1.5(a)(ii)
Adjustment Resolution Period	2.9(b)
Adjustment Review Period	2.9(b)
Agreement	Preamble

Terms	Reference
Agreement Date	Preamble
Allocation Schedule	5.3(a)
Balance Sheet Date	3.6(b)
Board	Recitals
Cancelled Shares	2.1(e)
Certificate of Merger	1.2
Charter Documents	3.1(d)
Closing	1.4
Closing Date	1.4
Company	Preamble
Company Authorizations	3.14(a)
Company Board Resolutions	3.4(a)
Company Indemnitees	5.4(a)
Company IP	3.11(a)(ii)
Company Owned IP	3.11(a)(iii)
Company Prepared Returns	5.2(a)(i)
Company Products	3.11(a)(iv)
Company Registered IP	3.11(b)
Company Software	3.11(a)(v)
Company Source Code	3.11(a)(vi)
Company Stockholder Approval	Recitals
Company Voting Debt	3.2(g)
Confidentiality Agreement	6.7
Contaminant	3.11(a)(vii)
Contingent Consideration	2.11(c)
Contingent Holdback Cash and Shares	2.11(h)
Continuing Claim	8.4(e)
Converted Unvested Options	2.1(b)(ii)
Converted Unvested Option Exercise Price	2.1(b)(ii)
COVID-19 Measures	3.19(j)
Current Balance Sheet	3.6(b)
Determination Date	2.9(c)
DGCL	1.1
Disclosure Schedule	Article III
D&O Indemnifiable Matters	5.4(a)
D&O Tail Policy	5.4(b)
Dissenting Shares	2.5(a)
Effective Time	1.2
Earnout Event	2.11(a)
Eligible Employees	6.20
Embargoed Countries	3.24
End Date	9.1(b)
Engagement Letter	8.6(b)
EPLI Tail Policy	5.4(b)
Estimated Closing Cash Amount	2.9(a)
Estimated Closing Indebtedness Amount	2.9(a)
Estimated Closing Statement	2.9(a)
Estimated Transaction Expense Amount	2.9(a)
Estimated Closing Working Capital Adjustment Amount	2.9(a)
Expense Fund	8.6(c)
Expense Fund Account	8.6(c)

Terms	Reference
Export Approvals	3.24
Financials	3.6(a)
FIRPTA Compliance Certificate	1.5(a)(vi)
Formation Documents	3.1(d)
GDPR	3.11(a)(viii)
HSR Act	6.9(b)
Identified Stockholders	Recitals
Inbound Licenses	3.11(d)(i)
Indemnification Claim Notice	8.4(a)
Indemnification Claim Objection Notice	8.4(b)
Indemnity Escrow Expiration Date	8.4(e)
Independent Accountant	2.9(b)
Information Privacy and Security Laws	3.11(a)(x)
Intellectual Property Rights	3.11(a)(xi)
Interested Party	3.13(a)
Invoice	1.5(a)(v)
Key Employees	Recitals
Lease Agreements	3.10(b)
Leased Real Property	3.10(b)
Letter of Transmittal	2.3(a)
Material Contract(s)	3.12(b)
MedMal Tail Policy	5.4(b)
Merger Sub	Preamble
Merger	Recitals
Notice of Adjustment Disagreement	2.9(b)
OFAC	3.24
Open Source Licenses	3.11(a)(xii)
Open Source Material	3.11(a)(xii)
Option Release Individual	3.2(c)
Outbound Licenses	3.11(d)(ii)
Parachute Payment Waiver	6.6(a)
Parent	Preamble
Parent Indemnified Parties	8.2(a)
Parent Prepared Returns	5.2(a)(ii)
Parent Stock Issuance	Recitals
Patent Rights	3.11(a)(xi)
Paying Agent Agreement	2.3(a)
Payoff Letter	1.5(a)(v)
Personal Data	3.11(a)(xiii)
Personnel Agreements	3.11(f)(i)
Post-Closing Deficit Amount	2.9(d)
Post-Closing Excess Amount	2.9(e)
Post-Closing Statement	2.9(b)
Preliminary Allocation Schedule	2.12
Privacy Statements	3.11(a)(xiv)
Prohibited Party Lists	3.24
Personal Information	3.11(a)(xvi)
PTO	3.11(b)
Registered IP	3.11(a)(xviii)
Representative Losses	8.6(b)

Terms	Reference
Required Information	2.3(a)
Resignation Letters	1.5(a)(iii)
Resolved Matters	2.9(b)
Restraint	7.1(a)
Restricted Shares	3.2(a)
Retained Escrow Amount	8.4(e)
Section 280G Payments	6.6(b)
Shrink-Wrap Software	3.11(a)(xx)
Standard Form Agreements	3.11(d)(iii)
Statement No. 5	3.6(d)
Stockholder Notice	5.1(b)
Stockholder Representative	Preamble
Surviving Corporation	1.2
Tax Representations	8.1
Tail Policies	5.4(b)
Technology	3.11(a)(xxi)
Third Party Claim	8.5
Third Party Notice	8.5
Top Customer	3.26(a)
Top Partner	3.26(a)
United States Real Property Holding Corporation	3.8(a)(viii)
Unresolved Matters	2.9(b)

[Remainder of page intentionally left blank]

In Witness Whereof, Parent, Merger Sub, the Company and the Stockholder Representative have caused this Agreement to be signed, all as of the date first written above.

ACCOLADE, INC.

By:	/s/ Rajeev Singh
Name:	Rajeev Singh
Title:	Chief Executive Officer

PANDA MERGER SUB, INC.

By:	/s/ Rajeev Singh
Name:	Rajeev Singh
Title:	President

[Signature Page to Agreement and Plan of Merger]

In Witness Whereof, Parent, Merger Sub, the Company and the Stockholder Representative have caused this Agreement to be signed, all as of the date first written above.

PLUSHCARE,INC.

By:	/s/ Ryan McQuaid
Name:	Ryan McQuaid
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

In Witness Whereof, Parent, Merger Sub, the Company and the Stockholder Representative have caused this Agreement to be signed, all as of the date first written above.

Fortis Advisors LLC, solely in its capacity as the Stockholder Representative

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director

[Signature Page to Agreement and Plan of Merger]

ANNEX A
CERTAIN DEFINED TERMS

“Accredited Share Number” shall mean the number of shares equal to (a) the total number of shares of Company Capital Stock held by Accredited Stockholders as of immediately prior to the Effective Time (on an as-converted into Company Common Stock basis), plus (b) the total number of shares of Company Series B Preferred Stock (on an as-converted into Company Common Stock basis) issuable upon the exercise of the Company Warrants outstanding immediately prior to the Effective Time(and excluding, for the avoidance of doubt, any Cancelled Shares and the Dissenting Shares).

“Accredited Stockholder” shall mean a Company Stockholder, a Company Warrantholder, a Company RSU Holder or a Company Vested Optionholder that is a Non-Continuing Employee and who either (a) has completed and delivered to the Company and Parent prior to the Closing Date duly executed Suitability Documentation, in form and substance reasonably satisfactory to Parent, certifying that such Company Stockholder is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act) or (b) is determined by Parent in good faith to be an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act).

“Acquired Companies” shall mean the Company and each of its Subsidiaries.

“Acquisition Proposal” shall mean, with respect to the Company and its Subsidiaries, any agreement, offer, discussion, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Parent or its Affiliates), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving an Acquisition Transaction.

“Acquisition Transaction” shall mean (a) the purchase, issuance, grant, or disposition of any capital stock or other securities of the Company or any of its Subsidiaries, or of all or any part of the assets of the Company or any of its Subsidiaries (other than the issuance of equity securities to existing or new Employees in the ordinary course) or (b) any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries, in each case other than with Parent or its Affiliates.

“Adjusted Company Shares” shall mean the number of shares, without duplication, equal to (a) the total number of shares of Company Capital Stock (including, for the avoidance of doubt, any Unvested Company Shares) outstanding immediately prior to the Effective Time (on an as-converted into Company Common Stock basis), plus (b) the total number of shares of Company Common Stock issuable upon the exercise of Company Options (other than Cancelled Options), whether vested or unvested, outstanding immediately prior to the Effective Time (and excluding, for the avoidance of doubt, any Cancelled Shares), plus (c) the total number of shares of Company Series B Preferred Stock (on an as-converted into Company Common Stock basis) issuable upon the exercise of the Company Warrants outstanding immediately prior to the Effective Time (and excluding, for the avoidance of doubt, any Cancelled Shares), plus (d) the total number of shares of Company Common Stock subject to Company RSUs.

“Adjustment Escrow Amount” shall mean an amount equal to $500,000.

“Adjustment Escrow Fund” shall mean, from time to time, the portion of the Adjustment Escrow Amount that has not yet been released to the Company Indemnitors or Parent in accordance with the terms of this Agreement and the Escrow Agreement.

“Aggregate Accredited Stockholder Cash Amount” shall mean an amount in cash equal to (a) the Accredited Share Number multiplied by (b) the difference between (i) the Per Share Amount and (ii) the Per Share Stock Value.

“Aggregate Cash Consideration” shall mean an amount of cash equal to (a) $40,000,000, plus (b) the Closing Cash Amount, plus (c) the Closing Working Capital Adjustment Amount (which may be a negative number), less (d) the Closing Indebtedness Amount, less (e) the Closing Transaction Expense Amount.

“Aggregate Stock Consideration” shall mean 7,467,800 shares of Parent Common Stock.

“Aggregate Contingent Stock Consideration” shall mean a number of shares of Parent Common Stock equal to (a) (i) $70,000,000, less (ii) the Retention Pool Amount, less (iii) the Contingent Cash Amount, divided by (b) the Parent Stock Price.

“Aggregate Cash Amount” shall mean an amount in cash equal to (a) the Cash-Out Share Number multiplied by (b) the Per Share Amount.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, directly or indirectly controlled by, or under direct or indirect common control with, such Person or, in the case of an individual, a member of such Person’s immediate family; or, if such Person is a partnership or a limited liability company, any general partner or managing member, as applicable, of such Person or a Person controlling any such general partner or managing member. For purposes of this definition, “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Anti-Corruption Laws” shall mean any Law governing financial recordkeeping and reporting requirements or for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, the U.S. Foreign Corrupt Practices Act of 1977, 18 U.S.C. §201, the UK Bribery Act 2010 and any applicable money laundering-related or anti-corruption Laws of any other jurisdiction.

“Antitrust Laws” shall mean any national, federal, state, county, local or foreign antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and other similar antitrust, competition or trade regulation laws of any jurisdiction other than the United States.

“Applicable Amount” shall mean: (a) in the event that Eligible Revenue for the calendar year ended December 31, 2021 is greater than $44,000,000, (i) a fraction, the numerator of which is the excess of (A) actual Eligible Revenue for the calendar year ended December 31, 2021 over (B) $44,000,000 and (ii) the denominator of which is $10,000,000; provided, however, in the event that the Applicable Amount is greater than 1, then the Applicable Amount shall be deemed to be equal to 1; and (b) in the event that Eligible Revenue for the calendar year ended December 31, 2021 is less than $44,000,000, zero (0).

“Business Day” shall mean each day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of Seattle, Washington or New York, New York is closed.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136), signed into law on March 27, 2020.

“Cash-Out Holders” means, collectively, the Unaccredited Stockholders, Vested Company Optionholders that are Non-Continuing Employee and RSU Holders. Each of the Cash-Out Holders is individually referred to as a “Cash-Out Holder”.

“Cash-Out Share Number” shall mean the number of shares equal to (a) the total number of shares of Company Capital Stock held by Cash-Out Holders as of immediately prior to the Effective Time (on an as-converted into Company Common Stock basis), plus (b) the total number of shares of Company Common Stock issuable upon the exercise of the Vested Company Options held by Cash-Out Holders, plus (c) the total number of shares of Company Common Stock subject to Company RSUs held by Cash-Out Holders (and excluding, for the avoidance of doubt, any Cancelled Shares and the Dissenting Shares).

“Certificates” shall mean certificates or other instruments delivered by the Company in connection with the Closing of the transactions contemplated by this Agreement, including pursuant to Section 1.5(a)(iv) (Certificate of Secretary of the Company), the FIRPTA Compliance Certificate and the Estimated Closing Statement.

“Change of Control” means an event or series of events by which any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act, but excluding any employee benefit plan of such Person and its subsidiaries, and any Person acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) (i) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of 50% or more of the equity securities of Parent or the Surviving Company on a fully-diluted basis or (ii) has the power to elect or appoint a majority of the directors constituting the full board of directors of Parent or the equivalent governing body of the Surviving Company (as applicable).

“Closing Cash Amount” shall mean, as of immediately prior to Closing, all unrestricted cash, cash equivalents (including money market accounts, money market funds, money market instruments, certificates of deposit and demand deposits) and marketable securities of the Acquired Companies, determined on a consolidated basis in accordance with GAAP. For the avoidance of doubt, “Cash” shall (x) exclude Restricted Cash and (y) be calculated net of all issued but uncleared checks and drafts issued by the Acquired Companies to the extent the related accounts payable is not included in the calculation of Closing Net Working Capital Amount and shall include all checks and wire transfers and drafts deposited or available for deposit for the account of the Acquired Companies. For the avoidance of doubt, the calculation of the Closing Cash Amount shall be determined without giving effect to the transaction contemplated by this Agreement.

“Closing Indebtedness Amount” shall mean, as of immediately prior to Closing, the Indebtedness of any of the Acquired Companies, which shall include any intercompany Indebtedness or accounts payable owed by the Acquired Companies.

“Closing Net Working Capital Amount” shall mean (a) the Acquired Companies’ consolidated total current assets immediately prior to Closing (as defined by and determined in accordance with GAAP) less (b) the Acquired Companies’ consolidated total current liabilities (including accrued liabilities) immediately prior to Closing (as defined by and determined in accordance with GAAP). For purposes of calculating the Closing Net Working Capital Amount, (i) the Acquired Companies’ current assets shall exclude all cash and tax assets and (ii) the Acquired Companies’ current liabilities shall exclude all Indebtedness included in the final calculation of the Closing Indebtedness Amount and any Transaction Expenses included in the final calculation of Closing Transaction Expense Amount

“Closing Target Net Working Capital Amount” shall mean $500,000.

“Closing Transaction Expense Amount” shall mean the Transaction Expenses of any of the Acquired Companies that have not been fully and finally satisfied as of the Closing.

“Closing Working Capital Adjustment Amount” shall mean the amount equal to (a) the Closing Net Working Capital Amount less (b) the Closing Target Net Working Capital Amount (which amount may be a positive or negative number).

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” shall mean shares of common stock, par value $0.001 per share, of the Company.

“Company Confidential Information” means confidential or non-public information (including trade secrets) of the Company or any of its Subsidiaries and the confidential or non-public information provided to Company or any of its Subsidiaries by any third party which the Company or any of its Subsidiaries is obligated to keep confidential or non-public.

“Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock related awards, welfare benefits, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is maintained, sponsored, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee, or with respect to which the Company or any ERISA Affiliate has or may have any Liability.

“Company Equity Plan” shall mean the Company’s 2014 Equity Incentive Plan, as amended.

“Company Indemnitors” shall mean the Company Stockholders, the Company RSU Holders, Non-Continuing Employees that hold Vested Company Options and Company Warrantholders.

“Company Indemnitor Share Number” shall mean the number of shares equal to (a) the total number of shares of Company Capital Stock (including, for the avoidance of doubt, any Unvested Company Shares) outstanding immediately prior to the Effective Time (on an as-converted into Company Common Stock basis), plus (b) the total number of shares of Company Common Stock issuable upon the exercise of Vested Company Options that are held by Non-Continuing Employees, plus (c) the total number of shares of Company Series B Preferred Stock (on an as-converted into Company Common Stock basis) issuable upon the exercise of the Company Warrants outstanding immediately prior to the Effective Time, plus (d) the total number of shares of Company Common Stock subject to Company RSUs (and excluding, for the avoidance of doubt, any Cancelled Shares and Dissenting Shares). Any of the foregoing shares may also be referred to individually as a “Company Indemnitor Share.”

“Company Optionholder” shall mean any Person holding any Company Option that is outstanding and unexercised immediately prior to the Effective Time.

“Company Options” shall mean all issued and outstanding options (whether or not vested) to purchase or otherwise acquire shares of Company Capital Stock.

“Company Preferred Stock” shall mean, collectively, the Company Series A Preferred Stock and the Company Series B Preferred Stock.

“Company RSU Holder” shall mean any Person holding any Company RSU that is outstanding and unsettled immediately prior to the Effective Time.

“Company RSUs” shall mean all awards of restricted stock units of the Company with respect to shares of Company Common Stock.

“Company Securities” shall mean all (a) options, warrants or other rights or Contracts, arrangement or commitments of any character relating to the capital stock of the Company, (b) shares of capital stock of or other voting securities or ownership interests in the Company, and (c) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into or exchangeable for securities having voting rights) or ownership interests in the Company.

“Company Security Holders” shall mean the Company Stockholders, the Company Optionholders, the Company RSU Holders and the Company Warrantholders.

“Company Series A Preferred Stock” shall mean the Series A Preferred Stock of the Company, par value $0.001 per share.

“Company Series B Preferred Stock” shall mean the Series B Preferred Stock of the Company, par value $0.001 per share.

“Company Stockholder” shall mean any holder of Company Capital Stock.

“Company Vested Optionholders” shall mean the holders of Vested Company Options as of immediately prior to the Effective Time.

“Company Warrantholders” shall mean each holder of a Company Warrant as of immediately prior to the Effective Time.

“Company Warrant” shall mean a warrant (whether or not vested) to purchase or otherwise acquire shares of Company Capital Stock.

“Contingent Cash Amount” shall mean an amount in cash equal to (a) $70,000,000, less (ii) the Retention Pool Amount multiplied by (b) the quotient obtained by (i) the Cash-Out Share Number divided by (ii) the sum of (A) the Cash-Out Share Number and (B) the Accredited Share Number.

“Contingent Holdback Amount” shall mean the amount set forth on Schedule 8.2(a)(x).

“Continuing Employee Amount” shall mean an amount equal to (a) the number of shares of Company Common Stock issuable upon the exercise of the Company Options held by Continuing Employees as of immediately prior to the Closing divided by (b) the Adjusted Share Number.

“Continuing Employees” shall mean the Employees of any Acquired Company who (a) have received an offer of continued employment from Parent, (b) shall have delivered to Parent his or her executed Offer Letter and any other applicable standard employment documents executed by Parent employees in the ordinary course, in each case, effective on the first Business Day after the Closing Date, and (c) remain or become employees or contractors of Parent or any of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

“Contract” shall mean any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, instrument, permit, concession, franchise, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature.

“Deferred Payroll Taxes” shall mean any payroll Taxes payable by the Acquired Companies for a tax period that occurs prior to the Closing under the CARES Act or the Payroll Tax Executive Order and (b) are payable following the Closing under the CARES Act or the Payroll Tax Executive Order, calculated without giving effect to any tax credits afforded under the CARES Act, the Families First Coronavirus Response Act, the Payroll Tax Executive Order or any similar applicable federal, state or local Law to reduce the amount of any such Taxes payable or owed.

“DOL” shall mean the United States Department of Labor.

“Dollars” or “$” shall mean United States Dollars.

“Eligible Revenue” shall mean, without duplication, the aggregate amount of revenue recognized by the Surviving Corporation for the calendar year ended of December 31, 2021, calculated in accordance with GAAP and, to the extent in compliance therewith, on the basis of the Company’s accounting methodologies as of the Agreement Date. In addition, the Surviving Corporation may earn a $1,000,000 credit towards Eligible Revenue (a “Revenue Credit”) for each written contract with a term of at least one year that the Surviving Corporation executes with a commercial counterparty in calendar year 2021 in respect of virtual primary care services that generates revenue for 50,000 or more members (a “Revenue Credit Contract”); provided, any other revenue that would be recognized as Eligible Revenue pursuant to a Revenue Credit Contract in accordance with the terms of this definition will be disregarded when calculating Eligible Revenue; provided, further, that the total Revenue Credits for all such executed contracts shall equal $2,000,000 in the aggregate (e.g., in the event that the Surviving Corporation executes three Revenue Credit Contracts that would generate $3,000,000 in Revenue Credits (without giving effect to this proviso), then the effect of this proviso will be to limit the credits toward Eligible Revenue to $2,000,000).

“Employee” shall mean any current or former employee, consultant, advisor, independent contractor or director of the Company or of any ERISA Affiliate or of any Subsidiary of the Company.

“Employee Agreement” shall mean each management, employment, severance, separation, consulting, advisory, contractor, relocation, repatriation, expatriation, loan, visa, work permit or other written agreement, or contract (including, any offer letter or any agreement providing for acceleration of Company Options or Company Capital Stock subject to a right of repurchase in favor of the Company) between the Company or any ERISA Affiliate and any Employee, and pursuant to which the Company or any ERISA Affiliate has or may have any Liability.

“Employee Option” shall mean each Vested Company Option that was granted to the holder in the holder’s capacity as, or that had vesting tied to the holder’s performance of services as, an employee service provider of an Acquired Company for applicable employment Tax purposes pursuant to the applicable award agreement.

“Employee RSU” shall mean each Company RSU that was granted to the holder in the holder’s capacity as, or that had vesting tied to the holder’s performance of services as, an employee service provider of an Acquired Company for applicable employment Tax purposes pursuant to the applicable award agreement.

“Environmental, Health and Safety Requirements” shall mean all applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation.

“Equity Interests” shall mean, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any Subsidiary or other current or former Person or entity under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“Escrow Agent” shall mean American Stock Transfer & Trust Company, LLC.

“Escrow Cash” shall mean, as of such applicable time, the amount of cash then remaining in the Indemnity Escrow Fund (if any) or Other Indemnity Escrow Fund (if any).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder

“Exchange Documentation” shall mean with respect to each (i) Company Stockholder, a Joinder Agreement in the form attached hereto as Exhibit D (a “Joinder Agreement”), (ii) Company Warrantholder, a Warrant Cancellation Agreement in the form attached hereto as Exhibit E (a “Warrant Cancellation Agreement”), (iii) Accredited Stockholder, the Suitability Documentation and a counterpart signature to the Registration Rights Agreement in the form attached hereto as Exhibit H (the “Registration Rights Agreement”), (iv) Vested Company Optionholder that is a Non-Continuing Employee, an Option Surrender Agreement in a form reasonably satisfactory to Parent (an “Option Surrender Agreement”) and (v) holder of a Company RSU, a RSU Surrender Agreement in a form reasonably satisfactory to Parent (a “RSU Surrender Agreement”), and, in each case of the foregoing, any other documents (including a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, as applicable) that Parent or the Paying Agent may reasonably require.

“Financial Advisor Contingent Fee” shall mean any amounts payable to Jefferies LLC that result from, or that arise in connection with, the occurrence of the Earnout Event.

“Fraud” shall mean actual and intentional fraud (i.e., with scienter) as defined under Delaware law committed by a Knowledge Person with respect to the making of the representations and warranties set forth in this Agreement.

“Fundamental Representations” shall mean the representations and warranties contained in Section 3.1(a) (Organization of the Company), Section 3.2 (Company Capital Structure), Section 3.3 (No Other Subsidiaries; Ownership Interests), Section 3.4 (Authority and Enforceability), Section 3.5(a)(i) (No Conflicts) and Section 3.18 (Brokers’ and Finders’ Fees).

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” means (a) any supranational, national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition (including patent and trademark offices and self-regulatory organizations), including the U.S. Food and Drug Administration, the Federal Trade Commission, the Alcohol and Tobacco Tax and Trade Bureau, state alcohol control boards and local alcohol regulatory authorities.

“Indebtedness” of any Person at any time shall mean, without duplication: (a) all liabilities of such Person for borrowed money; (b) all obligations evidenced by bonds, debentures, notes (convertible or otherwise) or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital; (c) all liabilities of such Person for the deferred purchase price of property or services (including any milestone, earnout or similar payments); (d) all Unpaid Pre-Closing Taxes (other than Transaction Payroll Taxes) (excluding any reserves or other uncertain Tax Liabilities); (e) all liabilities in respect of any lease (or other arrangement conveying the right to use) which are required to be classified and accounted for under GAAP as capital leases; (f) all long-term liabilities in respect of deferred rent amounts payable under any lease agreement; (g) all liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (a), (b), (c), (d) or (e) above to the extent of the obligation secured; (h) all accrued interest, fees and prepayment penalties on the items described in clauses (a) through (g) above; (i) all obligations of such Person under swaps, collars, caps, hedges, derivatives of any kind or similar instruments; and (j) all guarantees by such Person of any liabilities of a third party of a nature similar to the types of liabilities described in the foregoing clauses (a), (b), (c), (d), (e), (f), (g), (h) or (i), to the extent of the obligation guaranteed.

“Indemnity Escrow Cash” shall mean, (a) as of the Closing, (i) an aggregate amount of cash equal to (A) the Per Share Indemnity Escrow Amount (as calculated in accordance with clause (a) of the definition of such term) multiplied by (B) Unaccredited Share Number, plus (ii) (A) the Per Share Indemnity Escrow Amount (as calculated in accordance with clause (b)(ii) of the definition of such term) multiplied by (B) Accredited Share Number, and (b) thereafter, as of any time, the amount of Indemnity Escrow Cash that has not yet been released to the Company Indemnitors or Parent in accordance with the terms of this Agreement.

“Indemnity Escrow Shares” shall mean, (a) as of the Closing, the aggregate number of shares of Parent Common Stock equal to (i) the Per Share Indemnity Escrow Amount (as calculated in accordance with clause (b)(i) of the definition of such term) multiplied by (ii) the Accredited Share Number, and (b) thereafter, as of any time, the number of shares of Parent Common Stock that were Indemnity Escrow Shares at Closing and have not yet been released to the Company Indemnitors or Parent in accordance with the terms of this Agreement.

“Indemnity Escrow Amount” shall mean an amount equal to $1,425,000. For purposes of determining the Indemnity Escrow Amount any shares of Parent Stock shall be valued at the Parent Stock Price.

“Indemnity Escrow Fund” shall mean, from time to time, the portion of the Indemnity Escrow Amount that has not yet been released to the Company Indemnitors or Parent in accordance with the terms of this Agreement and the Escrow Agreement. For purposes of determining the Indemnity Escrow Amount any shares of Parent Stock shall be valued at the Parent Stock Price.

“International Employee Plan” shall mean each Company Employee Plan or Employee Agreement that has been adopted, sponsored, contributed to, or maintained by the Company or its ERISA Affiliates, whether formally or informally, or with respect to which the Company or its ERISA Affiliates shall or may have any Liability, for the benefit of Employees who perform services outside the United States.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” (or any derivation thereof) shall mean, with respect to the Company, the actual knowledge of the Key Employees and Critical Employees, in each case, after reasonable inquiry.

“Law” shall mean, with respect to any Person, any U.S. or non-U.S. federal, state, local, national, provincial, or other constitution, law, statute, ordinance, rule, regulation, published administrative position, policy or principle of common law, or any Order or award, in any case issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity applicable to such Person.

“Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, grievance, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, investigation examination or other similar proceeding by or before, or otherwise involving, any court or other Governmental Entity.

“Liability” shall mean, with respect to any Person, all debts, liabilities, commitments and obligations of any kind (whether known or unknown, contingent, accrued, due or to become due, secured or unsecured, matured or otherwise), including accounts payable, royalties payable, and other reserves, accrued bonuses, accrued vacation, employee expense obligations and all other liabilities of such Person or any of its Subsidiaries, including those arising under applicable Law or any Legal Proceeding or any Order of a Governmental Entity and those arising under any Contract, regardless of whether such liabilities are required to be reflected on a balance sheet in accordance with GAAP, including, with respect to the Company, Transaction Expenses incurred by any Acquired Company on or prior to the Effective Time.

“Lien” shall mean any lien, pledge, charge, claim, mortgage, security interest or other encumbrance of any sort.

“Losses” shall mean any and all deficiencies, judgments, settlements, losses, damages, interest, fines, penalties, Taxes, costs and expenses (including reasonable out-of-pocket legal, accounting and other costs and expenses of professionals incurred in connection with investigating, defending, settling or satisfying any and all demands, claims, actions, causes of action, suits, proceedings, assessments, judgments or appeals, and in seeking indemnification, compensation or reimbursement therefor); provided, that “Losses” shall not include any exemplary or punitive damages (except to the extent paid or payable by a Parent Indemnified Party to a third party in connection with a third-party claim).

“made available” shall mean that a correct and complete copy of the document (including any amendments, exhibits and schedules thereto) referenced in such statement has been posted in the electronic data site managed by the Company at box.com for the express purpose of facilitating the Merger prior to 5:30 p.m. (Seattle time) on the day that is two days prior to the Agreement Date and retained at all times from the date of posting through Closing in such electronic data site.

“Marketing Plan” means the marketing plan for the Company set forth in Annex B.

“Material Adverse Effect” shall mean any fact, state of facts, condition, change, circumstance, development, occurrence, event or effect that, either alone or in combination with any other fact, state of facts, condition, change, circumstance, development, occurrence, event or effect, that (a) is, or would reasonably be expected to be, materially adverse to the business, assets (whether tangible or intangible), liabilities, condition (financial or otherwise), operations or capitalization of such Person and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to materially impair, or prevent the performance by such Person of its obligations hereunder or the consummation of the transactions contemplated by this Agreement; provided, that, with respect to clause (a) (and only clause (a)) of this definition of “Material Adverse Effect” none of the following to the extent resulting or arising from the following shall be taken into account in determining whether there has been, is or would reasonably be expected to be a Material Adverse Effect: (i) the execution and delivery of this Agreement (provided that this clause (i) shall not apply to any representation or warranty the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement); (ii) any changes generally in the industries in which such Person participates, or general economic conditions or financial markets; (iii) any act of God, any act of terrorism, war or other armed hostilities, any regional, national or international calamity, or the continuation or worsening of the COVID-19 pandemic; (iv) any failure by such Person to meet any projections, budgets or estimates of revenue or earnings (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect (except to the extent such facts are otherwise excluded from being taken into account by this proviso); (v) any changes after the Agreement Date in any applicable Law or GAAP (or other applicable accounting standards); (vi) with respect to the Company, any action or failure to take action which action or failure to act is requested in writing by Parent; (vii) any changes in general United States or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions; and (viii) with respect to Parent, (A) any change in the market price or trading volume of Parent’s stock or the credit rating of Parent (it being understood that the facts giving rise to such change may be taken into account in determining whether there has been a Material Adverse Effect (except to the extent such facts are otherwise excluded from being taken into account by this proviso)) or (B) any action or failure to take action which action or failure to act is requested in writing by the Company or expressly required by, or expressly prohibited to be taken by, this Agreement; provided that with respect to the exceptions set forth in clauses (ii), (iii), (v) and (vii) in the event that such fact, state of facts, condition, change, circumstance, development, occurrence, event or effect has had a disproportionate effect on such Person relative to other companies operating in the industry or industries in which such Person operates, then the incremental effect of such fact, state of facts, condition, change, circumstance, development, occurrence, event or effect shall be taken into account for the purpose of determining whether a Material Adverse Effect exists or would reasonably be expected to occur.

“Non-Competition and Non-Solicitation Agreement” shall mean each Non-Competition and Non-Solicitation Agreement in the form attached hereto as Exhibit I executed and delivered concurrently with the execution of this Agreement by the Key Employees.

“Non-Continuing Employees” shall mean each Employee that is not a Continuing Employee.

“Non-Employee Option” shall mean each Vested Company Option that is not an Employee Option.

“Non-Employee RSU” shall mean each Company RSU that is not an Employee RSU.

“Offer Letter” shall mean an offer letter to a Key Employee or Critical Employee for at-will employment with Parent (or one of its Subsidiaries, including the Surviving Corporation) and the other standard employment documents (including the arbitration agreement, employee proprietary information and inventions assignment agreement and other standard agreements and acknowledgements) executed by Parent’s employees in the ordinary course, in each case, contingent and effective on the Closing.

“Option Exchange Ratio” shall mean a fraction, (a) the numerator of which shall be the Per Share Cash-Out Amount, and (b) the denominator of which shall be the numerical average of the volume-weighted average trading price on the Nasdaq Global Select Market for one (1) share of Parent Common Stock for the ten (10) full trading days ending on and including the full trading day that is two (2) days prior to the Closing Date.

“Order” shall mean any order, judgment, injunction, ruling, edict, or other decree, whether temporary, preliminary or permanent, enacted, issued, promulgated, enforced or entered by any Governmental Entity.

“Ordinary Course of Business” means, with respect to the Company and its Subsidiaries, the ordinary course of business consistent with the Company and its Subsidiaries’ past practice; provided, that, deviations from such ordinary course of business consistent with the Company and its Subsidiaries’ past practice shall not be deemed outside the Ordinary Course of Business to the extent such deviations were reasonably necessary with respect to actions taken prior to the Agreement Date, or, are reasonably necessary with respect to actions taken after the Agreement Date, in each case, in response to the COVID-19 pandemic to protect the health and safety of the Company’s and its Subsidiaries’ employees and other individuals having business dealings with the Company or any of its Subsidiaries.

“Other Indemnity Cap” shall mean the amount set forth on Schedule 8.2(a)(x).

“Other Indemnity Escrow Amount” shall mean the amount set forth on Schedule 8.2(a)(x).

“Other Indemnity Escrow Cash” shall have the meaning set forth on Schedule 8.2(a)(x).

“Other Indemnity Escrow Fund” shall mean the escrow account established by the Escrow Agent to hold the Other Indemnity Escrow Cash in trust.

“Parent Common Stock” shall mean shares of Common Stock of Parent, par value $0.00001 per share.

“Parent Organizational Documents” shall mean the Amended and Restated Certificate of Incorporation of Parent, dated July 7, 2020, and Amended and Restated Bylaws of Parent, dated July 7, 2020.

“Parent Stock Price” shall, for purposes of this Agreement, mean $45.5288.

“Paying Agent” shall mean American Stock Transfer & Trust Company, LLC.

“Payroll Tax Executive Order” shall mean the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any Taxing Authority (including IRS Notice 2020-65).

“Per Share Accredited Cash Amount” shall mean, with respect an Accredited Stockholder, an amount in cash equal to (a) the Aggregate Accredited Stockholder Cash Amount divided by (b) the Accredited Share Number.

“Per Share Adjustment Escrow Amount” shall mean with respect to each share of Company Capital Stock held by a Company Indemnitor, an amount of cash equal to (i) the Adjustment Escrow Fund divided by (ii) the Company Indemnitor Share Number.

“Per Share Amount” shall mean an amount equal to the (a) (i) the Aggregate Cash Consideration, plus (ii) $340,000,000, plus (iii) the aggregate amount of the exercise prices of all Company Options, whether vested or unvested, outstanding immediately prior to the Effective Time, plus (iv) the aggregate amount of the exercise prices of all Company Warrants outstanding immediately prior to the Effective Time divided by (b) the Adjusted Company Shares.

“Per Share Closing Cash Consideration” shall mean an amount equal to (a) the Per Share Accredited Cash Amount or Per Share Cash-Out Amount, as applicable, less (b) the Per Share Expense Fund Amount, less (c) the Per Share Adjustment Escrow Amount, less (d) the applicable cash amount in respect of the Per Share Indemnity Escrow Amount (as set forth in clause (a) or (b)(i) of the definition thereof (as applicable)), less (e) the Per Share Other Indemnity Escrow Amount.

“Per Share Contingent Consideration Amount” shall mean: (a) with respect to an Accredited Stockholder, (i) the Applicable Amount multiplied by (ii) the quotient obtained by (A) the Aggregate Contingent Stock Consideration, divided by (B) the Accredited Share Number; and (b) with respect to a Cash-Out Holder, an amount in cash equal to (i) the Applicable Amount multiplied by (ii) the quotient obtained by (A) the Contingent Cash Amount, divided by (B) the Cash-Out Share Number.

“Per Share Closing Stock Consideration” shall mean (a) with respect to an Accredited Stockholder, (i) the Per Share Stock Amount, less (ii) the applicable share amount in respect of the Per Share Indemnity Escrow Amount (as set forth in clause (b)(ii) of the definition thereof) or (b) with respect to an Cash-Out Holder, zero.

“Per Share Expense Fund Amount” shall mean an amount of cash (rounded down to the nearest whole cent) equal to (a) the Expense Fund divided by (b) the Company Indemnitor Share Number.

“Per Share Indemnity Escrow Amount” shall mean (a) with respect to each Company Indemnitor Share held by an Unaccredited Stockholder, an amount of cash equal to (i) the Indemnity Escrow Fund divided by (ii) the Company Indemnitor Share Number, and (b) with respect to each Company Indemnitor Share held by an Accredited Investor, (i) a number of shares of Parent Common Stock equal to 90% of (A) the Per Share Indemnity Escrow Amount as calculated pursuant to the foregoing clause (a) divided by (B) the Parent Stock Price and (ii) an amount of cash equal to 10% of the Per Share Indemnity Escrow Amount as calculated pursuant to the foregoing clause (a). For purposes of this calculation, all amounts will be aggregated before any rounding occurs so that only a whole number of shares of Parent Common Stock will be deposited with the Escrow Agent.

“Per Share Other Indemnity Escrow Amount” shall mean, as of an applicable time, with respect to each share of Company Capital Stock held by a Company Indemnitor, an amount of cash equal to (a) the Other Indemnity Escrow Cash divided by (b) the Company Indemnitor Share Number.

“Per Share Stock Amount” shall mean (a) the Aggregate Stock Consideration, divided by (b) the Accredited Share Number.

“Per Share Stock Value” shall mean an amount equal to (a) the Per Share Stock Amount, multiplied by (b) the Parent Stock Price.

“Per Share Cash-Out Amount” means, with respect to a Cash-Out Holder, an amount in cash equal to (a) the Aggregate Cash-Out Amount, divided by (b) the Cash-Out Share Number.

“Pension Plan” shall mean each Company Employee Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA.

“Permitted Liens” shall mean (a) statutory liens for Taxes that are not yet due and payable or which are being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the Financials in accordance with GAAP; (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law; (d) inchoate statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; (e) any minor imperfection of title or similar liens, charges or encumbrances which individually or in the aggregate with other such liens, charges and encumbrances does not impair the value of or the ability to use or transfer the property subject to such lien, charge or encumbrance or the use of such property in the conduct of the Company’s or any Subsidiary of the Company’s business and (f) non-exclusive licenses of Intellectual Property.

“Person” shall mean an individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity.

“Pre-Closing Tax Period” shall mean any taxable period ending on or prior to the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Pro Rata Share” shall mean, with respect to a particular Company Indemnitor a fraction: (a) whose numerator is the aggregate number of (i) outstanding shares of Company Capital Stock (on an as-converted into Company Common Stock basis) held by such Company Indemnitor as of immediately prior to the Effective Time, plus (ii) shares of Company Common Stock issuable upon the exercise of the Company Warrants held by such Company Indemnitor as of immediately prior to the Effective Time, plus (iii) shares of Company Common Stock issuable upon the exercise of the Vested Company Options held by such Company Indemnitor outstanding immediately prior to the Effective Time, plus (iv) shares of Company Common Stock subject to Company RSUs held by such Company Indemnitor as of immediately prior to the Effective Time (and excluding, for the avoidance of doubt, any Cancelled Shares and Dissenting Shares); and (b) whose denominator is the aggregate number of (i) shares of Company Capital Stock outstanding immediately prior to the Effective Time (on an as-converted into Company Common Stock basis), plus (ii) the total number of shares of Company Common Stock issuable upon the exercise of the Company Warrants outstanding immediately prior to the Effective Time, plus (iii) total number of shares of Company Common Stock issuable upon the exercise of the Vested Options held by Non-Continuing Employees immediately prior to the Effective Time, plus (iv) the total number of shares of Company Common Stock subject to Company RSUs outstanding immediately prior to the Effective Time (and excluding, for the avoidance of doubt, any Cancelled Shares and Dissenting Shares). For the avoidance of doubt the total of all Pro Rata Shares shall equal one (1). The parties agree that a Person’s Pro Rata Share shall take into account the proportion of cash and shares (if any) deposited on behalf of such Person with the Escrow Agent in calculating such Person’s Pro Rata Share of any release pursuant to Section 8.4.

“Related Agreements” shall mean the Certificates, the Offer Letters, the Paying Agent Agreement, the Non-Competition and Non-Solicitation Agreements, the Joinder Agreements, the Letters of Transmittal, the Warrant Cancellation Agreements, the Option Surrender Agreements, the RSU Surrender Agreements, Promised Option Waivers, the Registration Rights Agreement, and all other agreements and certificates entered into by the Company or the Company Security Holders in connection with the Closing and the transactions contemplated herein.

“Representatives” shall mean, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“Restricted Cash” shall mean all cash of the Acquired Companies that is not freely usable following the Closing because such cash is subject to restrictions or limitations on use or distribution by Law or Contract, or Taxes imposed on repatriation to the United States.

“Retention Pool Amount” shall mean an amount equal to (a) $70,000,000 multiplied by (b) the Continuing Employee Amount.

“R&W Insurance Policy” shall mean the representation and warranty insurance policy issued to Parent naming Parent or an Affiliate thereof as the insured, which policy insures Parent for breaches of the representations and warranties given by the Company under this Agreement.

“R&W Insurance Premium Amount” shall mean the fees and costs paid by or on behalf of Parent in connection with obtaining the R&W Insurance Policy, including diligence and underwriter costs.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Straddle Period” shall mean any taxable period beginning on or prior to, and ending after, the Closing Date.

“Subsidiary” shall mean, with respect to any party, any corporation or other organization or Person, whether incorporated or unincorporated, of which (i) such party or any other subsidiary of such party is a general partner (excluding such partnerships where such party or any subsidiary of such party does not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries or affiliates; provided, however, each Affiliated Medical Group shall be deemed to be a Subsidiary of the Company for purposes of this Agreement.

“Suitability Documentation” shall mean the accredited stockholder questionnaire in the form of Exhibit J.

“Tax” or, collectively, “Taxes” shall mean (a) any and all U.S. federal, state, local and non-U.S. taxes, assessments and other charges, duties (including stamp duty), impositions and liabilities, including capital gains tax, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, escheat, excise and property taxes as well as social security charges (including health, unemployment, workers’ compensation and pension insurance) or similar or other taxes governmental fee, governmental assessment or governmental charge in the nature of a tax, together with all interest, penalties, and additions imposed with respect to such amounts, (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group (including any arrangement for group or consortium relief or similar arrangement) for any period, and (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligation under any agreement or arrangement with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of Law.

“Tax Forms” shall mean a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, as applicable.

“Tax Return” shall mean any return, declaration, notice, statement, claim for refund, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) or other document filed or required to be filed with respect to Taxes and including all amendments or supplements thereof.

“Total Merger Consideration” shall mean an amount equal to $450,000,000.

“Transaction Deductions” means all income tax deductions any and all payments of Transactions Expenses, Transaction Payroll Taxes, and Company Indebtedness. For purposes of this Agreement, the parties agree that seventy percent (70%) of any success-based fees paid by the Company in connection with the transactions contemplated by this Agreement shall be deductible under Rev. Proc. 2011-29 and that, in the case of such fees that are Transaction Expenses, the deductible amount shall be a Transaction Deduction.

“Transaction Expenses” shall mean (i) all costs, fees and expenses, including all legal, accounting, financial advisory, consulting and all other costs, fees and expenses of third parties (including Company Security Holders) incurred by or on behalf of any Acquired Company in connection with the negotiation, consummation or effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, including any payments made or anticipated to be made by any Acquired Company as a brokerage or finders’ fee, agents’ commission or any similar charge, in connection with the transactions contemplated by this Agreement; (ii) any bonus, severance, change-in-control payments or other payment (including in lieu of any previously promised but ungranted equity award), or similar payment obligations of any Acquired Company that become due and payable in connection with the consummation of the transactions contemplated by this Agreement (other than any such payments that arise out of, or result form, any “double trigger” change of control obligations (i.e., obligations that have, as a second trigger, any termination effected by Parent during a specified period following the Closing)); (iv) the cost of the Tail Policies; (v) all amounts payable in order to obtain any Promised Option Waiver (including the employer portion of any related payroll taxes with respect thereto); (vi) any Transaction Payroll Taxes; (vii) the R&W Insurance Premium Amount; or (viii) any Taxes arising out of or resulting from any change from a cash to accrual method of accounting for any Acquired Company in connection with the transactions contemplated by this Agreement (assuming for this purpose that such change took place as of the Closing).

“Transaction Payroll Taxes” shall mean the employer’s portion of any employment, payroll or similar Taxes with respect to any bonuses, option cashouts, assumptions or conversion of Vested Company Options (assuming, solely for the purposes of this definition, that (x) such Vested Company Options were exercised in exchange for an amount of cash equal to Per Share Unaccredited Cash Amount, less the applicable exercise price and (y) ISO status of Vested Company Options were maintained) or other payments, whether in cash or securities or other property, in respect of Company RSUs or Promised Options, payments on Company Capital Stock (to the extent applicable), severance, change-in-control or other compensatory payments made in connection with the transactions contemplated by this Agreement, whether such Taxes relate to amounts paid or accrued at, prior to or following the Closing Date and whether payable by Parent, an Acquired Company, the Surviving Corporation or any of their respective Affiliates.

“Transfer Taxes” shall mean any transfer, stamp, documentary, sales, use, registration, goods and services, harmonized sales, recording, filing, value-added and other similar Taxes incurred in connection with the transactions contemplated by this Agreement.

“Unaccredited Stockholder” shall mean a Company Stockholder that is not an Accredited Stockholder.

“Unadjusted Earnout Amount” shall mean an amount equal to (a) the Applicable Amount (as finally determined), multiplied by (b) $70,000,000.

“Unpaid Pre-Closing Taxes” shall mean (a) any Taxes of the Acquired Companies relating or attributable to any Pre-Closing Tax Period that are not yet paid (including such Taxes that are not yet due and payable) as of the Closing Date (including Deferred Payroll Taxes), (b) any Taxes of a Person for which an Acquired Company (or any predecessor of an Acquired Company) is liable (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law) as a result of having been a member of an affiliated, consolidated, combined, unitary or similar group (including any arrangement for group or consortium relief or similar arrangement) before the Closing or (ii) as a result of an express or implied obligation to indemnify such Person, as a transferee or successor, by Contract, by operation of Law or otherwise as a result of an event or transaction occurring before the Closing and (c) any Taxes attributable to the transactions contemplated by this Agreement, including any Transaction Payroll Taxes and the Company Indemnitors’ share of Transfer Taxes. For this purpose, in the case of Taxes based on income, sales, proceeds, profits, receipts, or similar items and all other Taxes that are not imposed on a periodic basis, the amount of such Taxes that have accrued through the Closing Date for a Straddle Tax Period shall be deemed to be the amount that would be payable if the taxable year or period ended at the end of the day on the Closing Date based on an interim closing of the books (and in the case of any Taxes attributable to the ownership of any equity interest in any partnership or other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable state, local or non-U.S. Law), as if the taxable period of such partnership or other “flowthrough” entity or “controlled foreign corporation” ended as of the end of the Closing Date), except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions, other than with respect to property placed in service after the Closing), shall be allocated on a per diem basis. In the case of any other Taxes that are imposed on a periodic basis for a Straddle Period, the amount of such Taxes that have accrued through the Closing Date shall be the amount of such Taxes for the relevant period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which shall be the number of calendar days from the beginning of the period up to and including the Closing Date and the denominator of which shall be the number of calendar days in the entire period. For the avoidance of doubt, for purposes of allocating Taxes imposed under Section 951A of the Code in respect of PlushCare Technologies Canada, Inc., the “qualified business asset investment” (as such term is used in Section 951(A)(d) of the Code) in respect of the Pre-Closing Tax Period shall equal the product of (i) PlushCare Technologies Canada, Inc.’s “qualified business asset investment” (as defined in Section 951A(d)(1) of the Code) for the taxable year of PlushCare Technologies Canada, Inc. that includes the Closing Date (determined as though such taxable year ended on the Closing Date), and (ii) a fraction, the numerator of which is the number of days in the portion of such taxable year ending on the Closing Date and the denominator of which is the total number of days in such taxable year. For the avoidance of doubt, Unpaid Pre-Closing Taxes shall be computed taking into account all Transaction Deductions in the taxable period that includes the Closing Date to the maximum extent such Transaction Deductions are “more-likely-than-not” deductible in such period as determined by Parent in good faith.

“Unaccredited Share Number” shall mean the number of shares equal to (a) the Adjusted Company Shares, less (b) the Accredited Share Number.

“Unvested Company Option” shall mean any Company Option (or portion thereof) that is unvested, outstanding and unexercised immediately prior to the Effective Time.

“Unvested Company Shares” means shares of Company Common Stock that are not vested under the terms of any Contract with the Company or subject to forfeiture or a right of repurchase by the Company (including any stock option agreement, stock option exercise agreement or restricted stock purchase agreement) immediately prior to the Effective Time.

“Vested Company Option” shall mean any Company Option (or portion thereof) that is vested, outstanding and unexercised immediately prior to the Effective Time.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act, 29 U.S.C. Section 2101 et seq. (1988), as amended, and any similar Law under national, provincial, state, or local law.

ANNEX B
marketing plan

SCHEDULE A

Key Employees and Critical Employees

SCHEDULE B

ALLOCATION SCHEDULE

SCHEDULE C

PRELIMINARY ALLOCATION SCHEDULE

Schedule 8.2(a)(viii)

Specified Indemnities

Schedule 8.2(a)(ix)

Specified Indemnities

Schedule 8.2(a)(x)

Specified Indemnities